U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2004.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date:	July 27, 2004	By:	/s/ HIROSHI TANAKA

Hiroshi Tanaka
Senior Managing Director

On June 29, 2004, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2004 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

Information furnished on this form includes;

I.	Executive summary of the Annual Securities Report, and

II.	English language translation of certain items disclosed in the Annual Securities Report.

EXHIBIT I

Annual Securities Report Pursuant to The Securities and Exchange Law of Japan For The Fiscal Year Ended March 31, 2004

Page
PART I Corporate Information
Item 1. Information on the Company and Its Subsidiaries and Affiliates
1. Selected Financial Data	3
2. History and Development of the Company and Its Subsidiaries and Affiliates
3. Business Overview	5
4. Subsidiaries and Affiliates
5. Employees

Item 2. Operating and Financial Review
1. Operating Results	6
2. Current Challenges	22
3. Risk Factors	23
4. Significant Contracts	30
5. Research and Development, Patent and Licenses, etc.
6. Operating and Financial Analysis	30

Item 3. Property, Plants and Equipment
1. Results of Capital Expenditure
2. Our Properties
3. Prospects of New Capital Expenditure, Abandonment, and Other

Item 4. Company Information
1. Share Capital Information	45
2. Stock Repurchase	57
3. Dividend Policy	58
4. Share Price History	58
5. Directors and Senior Management
6. Corporate Governance Practices	59

Item 5. Financial Information
Preparation Method of Consolidated Financial Statement and Financial Statement and Audit Certificate	61
1. Consolidated Financial Statements and Other

(1) Consolidated Financial Statements
For the Year Ended March 31, 2003 and 2004
1. Consolidated Balance Sheets	62
2. Consolidated Income Statements	64
3. Consolidated Statements of Shareholders’ Equity	65
4. Consolidated Statements of Comprehensive Income	66
5. Consolidated Statements of Cash Flows	67

Page
6. Notes to the Consolidated Financial Statements	68
7. Consolidated Supplementary Information

(2) Other	115

2. Stand-alone Financial Statements
(1) Stand-alone Financial Statements
1. Balance Sheet	116
2. Income Statement	118
3. Appropriation of Unconsolidated Retained Earnings	119
Significant Accounting Policies	120
Change in Representation	122
Additional Information	122
Notes to the Financial Statements	123
Significant Subsequent Events	130
Supplementary Information
(2) Major Assets and Liabilities
(3) Others	131

Item 6. Information on Share Handling, etc.

Item 7. Reference Information

PART II Information on Guarantor of the Company
Item 1. Information on Guarantor

Item 2. Information on Corporations Other than Guarantor

Item 3. Information on Index

Report of Independent Auditors	132

Note:	1.	Translation for the underlined items are attached to this form as below.
	2.	The U.S. dollar amounts, which are not displayed in the Annual Securities Report, are included on the consolidated financial statements, and those notes on this form solely for the convenience of the reader and have been translated at the rate of ¥104.18 = U.S. $1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2004. This translation should not be construed to imply that the Yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

EXHIBIT II

PART I Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data.

(1) Selected consolidated financial data for the latest five fiscal years.

Accounting Principles	Japanese GAAP			U.S. GAAP
Year ended March 31,	2000	2001	2002	2002	2003		2004
Revenue (Mil yen)	—	—	—	1,825,399	840,919		1,099,546
Operating revenue (Mil yen)	1,089,416	1,299,399	1,121,743	—	—		—
Net revenue (Mil yen)	—	—	—	1,321,351	566,274		803,103
Net operating revenue (Mil yen)	—	—	705,346	—	—		—
Income before income taxes and cumulative effect of accounting change (Mil yen)	—	—	—	172,972	47,409		282,676
Ordinary income (Mil yen)	318,031	302,084	192,255	—	—		—
Net income (Mil yen)	146,298	181,666	102,756	168,046	119,913		172,329
Shareholders’ equity (Mil yen)	1,420,433	1,642,408	1,704,988	1,604,929	1,642,328		1,785,688
Total assets (Mil yen)	18,821,897	20,529,135	18,177,716	17,758,273	21,169,446		29,752,966
Shareholders’ equity per share (Yen)	724.75	836.70	867.38	816.48	846.40		919.67
Net income per share (Yen)	74.55	92.54	52.32	85.57	61.26		88.82
Net income per share—diluted (Yen)	74.24	92.29	52.22	85.32	61.26		88.82
Shareholders’ equity as a percentage of total assets (%)	9.3	9.4	9.4	9.0	7.8		6.0
Return on shareholders’ equity (%)	10.74	11.86	6.14	11.05	7.39		10.05
Price/earnings ratio (times)	44.93	24.31	32.49	19.87	20.16		21.34
Cash flows from operating activities (Mil yen)	688,441	95,817	(369,530)	(1,303,384)	34,113		(1,825,894)
Cash flows from investing activities (Mil yen)	(178,873)	(24,213)	(146,175)	(52,182)	134,053		45,471
Cash flows from financing activities (Mil yen)	(280,102)	(200,311)	484,315	1,195,507	(24,612)		1,945,536
Cash and cash equivalents at end of the year (Mil yen)	526,942	376,329	356,634	356,635	491,237		637,372
Number of staffs [Average number of temporary staffs, excluded from above]	12,650 [2,931 ]	12,198 [3,326 ]	12,373 [3,157 ]	12,373 [3,157 ]	12,060 [3,062	]	13,987 [3,107	]

(Notes)

1	The selected financial data as of March 31, 2003 and 2004, and for the year ended March 31, 2003 and 2004 were stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). And the selected financial data as of March 31, 2000, 2001 and 2002 and for the year ended March 31, 2000, 2001 and 2002 were stated in accordance with Japanese GAAP. The U.S. GAAP selected financial data as of March 31, 2002 and for the year ended March 31, 2002 were also stated.
2	The consumption tax and local consumption tax on taxable transaction are accounted for based on the tax exclusion method.
3	Above ratios were calculated based on following formula.

• Shareholders’ equity as a percentage of total assets as of March 31, 2003 and 2004	=	Shareholders’ equity total	×100(%)
Liabilities and shareholders’ equity total

• Shareholders’ equity as a percentage of total assets as of March 31, 2000, 2001 and 2002	=	Shareholders’ equity total	×100(%)
Liabilities (*), minority interest and shareholders’ equity total

(*Guarantee securities received and Securities borrowed, etc were excluded as of March 31, 2001 and before.)

• Return on shareholders’ equity	=	Net income	×100(%)
(Previous fiscal year end shareholders’ equity total + fiscal year end shareholders’ equity total) / 2

• Price/earnings ratio	=	Share price
Net income per share

4	Net operating revenue was stated for the year ended March 31, 2002 by the amendment of the “Uniform Accounting Standards of Securities Companies” (Japan Securities Dealers Association, September 28, 2001).
5	The number of staffs includes Financial Advisor with fixed-term employment contract and Saving Advisor for the year ended March 31, 2004. The number of staffs was 1,915 in total, including 60 staffs, who joined us as Financial Advisor at April 1, 2004 after quitting Saving Advisor at March 31, 2004.
6	In addition to above, the number of staffs in investee companies of private equity investment which were consolidated as subsidiaries on consolidated financial statement as of March 31, 2004 were 2,711 and average number of temporary staffs in those investee companies were 90.

(2) Selected stand alone financial data for the latest five fiscal years

Year ended March 31,	2000		2001		2002	2003	2004
Operating revenue (Mil yen) [Commissions]	624,689 [443,130	]	575,837 [299,757	]	269,122 [110,523 ]	102,633 [—]	135,341 [—]
Ordinary income (Mil yen)	303,314		244,114		68,186	10,742	39,448
Net income (loss) (Mil yen)	144,176		131,557		(37,212)	(12,825)	33,374
Common stock (Mil yen)	182,795		182,796		182,799	182,799	182,799
Number of issued shares (1000 shares)	1,962,977		1,962,977		1,965,919	1,965,919	1,965,919
Shareholders’ equity (Mil yen)	1,367,398		1,526,606		1,441,634	1,342,035	1,367,005
Total assets (Mil yen)	11,718,403		12,204,943		2,023,909	2,121,113	2,469,719
Shareholders’ equity per share (Yen)	696.59		777.69		733.40	691.21	703.76
Dividend per share (Yen) [Interim dividend per share] (Yen)	15.00 [—]		17.50 [—]		15.00 [—]	15.00 [—]	15.00 [7.50	]
Net income (loss) per share (Yen)	73.44		67.01		(18.94)	(6.70)	17.19
Net income per share—diluted (Yen)	73.15		66.87		—	—	17.19
Shareholders’ equity as a percentage of total assets (%)	16.9		17.6		71.2	63.3	55.4
Return on shareholders’ equity (%)	11.05		9.09		(2.51)	(0.92)	2.46
Price/earnings ratio (times)	45.61		33.57		—	—	110.20
Payout Ratio (%)	20.42		26.11		—	—	87.30
Dividend on shareholders’ equity (%)	2.15		2.25		2.05	2.17	2.13
Capital Adequacy Ratio (%)	430.4		317.2		—	—	—
Number of staffs [Average number of temporary staffs, excluded from above]	8,396 [1,499	]	8,064 [1,834	]	5 [1 ]	5 [0 ]	7 [—]

(Notes)

1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.
2	Above ratios were calculated based on following formula:

• Shareholders’ equity as a percentage of total assets	=	Shareholders’ equity total	×100(%)
Liabilities (*)and shareholders’ equity total

(*Guarantee securities received and Securities borrowed, etc were excluded as of March 31, 2001 and before.)

• Return on shareholders’ equity	=	Net income		×100(%)
(Previous fiscal year end shareholders’ equity total +
fiscal year end shareholders’ equity total) / 2

• Dividend on shareholders’ equity		Total dividend	×100(%)
Shareholders’ equity

• Price/earnings ratio	=	Share price
Net income per share

3	Number of staffs represent staffs at work.
4	Treasury stocks are deducted from shareholders’ equity and total number of issued shares in calculating shareholders’ equity per share and net income (loss) per share as of March 31, 2002 and after.
5	The Nomura Holdings, Inc. (hereinafter “the Company”) transferred its securities and securities-related business to Nomura Securities Co., Ltd. (former Nomura Securities Spin-off Preparation Co., Ltd.) Therefore the Capital Adequacy Ratio for March 31, 2002 and after are not stated.
6	On October 1, 2001, The Company completed its reorganization and adopted a holding company structure. The selected financial data for as of March 31, 2000, and 2001 are data when the Company was engaged in securities and securities-related business; the data for as of March 31, 2002 include six months’ results of securities and securities-related business.
7	The Company adopted “Accounting Standard for Earning per Share” (the Accounting Standards Board of Japan (the “ASBJ”), Financial Accounting Standard No. 2, September 25, 2002) and “Implementation Guidance for Accounting Standard for Earning per Share” (the ASBJ, Financial Accounting Standards Implementation Guidance No. 4, September 25, 2002) from the year ended March 31, 2003.
The effects of adopting the standard above is noted on “Per Share Information” of Notes to Financial Information in “Item 5. 2. Stand-alone Financial Statements.”
8	Net income per share—diluted for as of March 31, 2002 and 2003 are not stated as net loss per share is recorded.

3. Business Overview.

Nomura Holdings, Inc. and its consolidated subsidiaries and variable interest entities (VIEs) of 133 and affiliated companies accounted for under the equity method of 13 primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-ranging services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of placement and distribution, arrangement of private placement, asset management and other broker-dealer business and financing.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust and Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura Pension Support & Service Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Satellite Communications Co., Ltd.

Nomura Institute of Capital Markets Research

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Asset Capital Corporation

The Capital Company of America, LLC

Nomura Derivative Products, Inc.

Nomura Global Financial Products, Inc.

Nomura Securities (Bermuda) Ltd.

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Banque Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Asia Holding N.V.

Nomura Investment Banking (Middle East) E.C.

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Advisory Services (Malaysia) Sdn. Bhd.

Nomura Australia Limited

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

PT Nomura Indonesia

Affiliates

Nomura Research Institute, Ltd.

JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Capital Nomura Securities Public Company Limited

Item 2. Operating and Financial Review

1. Operating Results.

(1) Operating results

You should read the following discussion of our operating and financial review together with the consolidated financial statements included in “Item 5. Financial Information.” This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements.

Business Environment

Japan

The Japanese economy, after breaking free of the IT slump in early 2002 and heading toward recovery, became stagnant again in mid-2002, due to a combination of weaker domestic and external demand. The chances of a recovery thus seemed poor, but since around summer 2003, the economic outlook has rapidly brightened, assisted by brisk exports to Asia and an upturn in private-sector capital expenditure, which have been driven in turn by recovering corporate earnings. While in April 2003 the International Monetary Fund was forecasting 0.8% GDP growth in Japan, its forecast as of April 2004 was 2.7%.

Despite the lack of vigor in Japan’s macro economy, many Japanese companies reported improved results in the year ended March 31, 2003, reflecting their efforts to fundamentally reform their earnings structures. That positive tone looks to have been sustained in the fiscal year ended March 31, 2004, due to the robust economies in the United States and China and improvement in the macro environment later in the year in the form of a domestic economic turnaround. We expect corporate earnings to increase for the third consecutive year in the fiscal year ending March 31, 2005, albeit at a more moderate pace.

Share prices in Japan continued to fall in 2002 despite a sharp rebound in corporate earnings, as the market suffered from adverse supply-demand conditions. From the latter half of 2003, however, share prices increased substantially. The key TOPIX index, for example, had dropped from 1,060.19 points as at the end of March 2002, to 788.00 points a year later (a 26% decline), but by the end of March 2004 had surged 50%, to 1,179.23 points. Similarly, the Nikkei average, which had fallen 28% between March 2002 and March 2003 (from 11,024.94 points to 7,972.71 points), stood at 11,715.39 points as at the end of March 2004 (up 47% year on year).

The yield on newly issued 10-year Japanese Government bonds, or JGBs, which in early 2002 was around 1.5%, shrank to just above 0.4% at one point in June 2003, driven down by a combination of weak domestic demand for funds, a series of quantitative monetary easing measures by the Bank of Japan, or BOJ, and market recognition worldwide of deflationary risk. Subsequently, however, the yield on newly issued 10-year JGBs increased rapidly, topping 1.6% at one point in September 2003, on heightened expectations of a global economic recovery and rising share prices. JGB yields have been anchored in the 1.2-1.6% zone since then, reflecting the Bank of Japan’s commitment to monetary easing even as the economic recovery takes clearer shape. In June 2004, however, yields moved out of this range and since then have been around 1.9%.

Since 2002, the prevailing trend in foreign exchange markets has been the depreciation of the U.S. dollar, with the yen/dollar rate going from US$1=¥130-135 in early 2002 to as far as US$1=¥105-110 at the start of 2004, and the dollar/euro rate moving in a similar direction, from EUR1=$0.85-0.90 to EUR1=$1.25-1.30 over the same period. In 2002, the defining factor pushing down the dollar was the issue of corporate accounting scandals in the United States, while in 2003, it was the so-called “twin deficits” (current account and fiscal). Since April 2004, however, the dollar has regained ground, with employment figures in the United States improving and increased expectations of the Federal Reserve Board raising interest rates.

Overseas

Coming out of a prolonged slowdown beginning in the latter half of 2002, the leading industrialized nations’ economies have gained considerable ground since the second half of 2003. Of particular note has been the sustained uptrend in the Chinese economy, and the US economy’s resurgence. Global commodity prices continued to rise, supported by demand growth in China. The war in Iraq that began in March 2003 was over by May 2003, although the situation there remains unstable.

Powered by an increase in personal spending and housing investment—which was fueled in turn by falling interest rates and tax cuts—the U.S. economy turned upward from 2002, with real GDP growth rate rising from 0.5% in 2001 to 2.2%. In 2003, real GDP growth rate in the United States reached 3.1%, as improved earnings led companies to increase capital investment, which gave a further boost to the economy. Even employment figures, the only indicator to show little sign of improvement in 2003, have been gaining momentum since March 2004.

Concerned about the risk of inflation becoming undesirably low, the Federal Open Market Committee, or FOMC, lowered the Federal funds rate to 1.00% in June 2003. Just prior to the FOMC action, the yield on 10-year U.S. Treasury notes briefly approached 3%. Subsequently, however, the yield on 10-year notes rose sharply, and for a while was moving between 3.5% and 4.5%. Sharply improved employment figures in the United States during the spring of 2004 have led to heightened expectations of an interest rate hike, which would drive up bond yields. The Dow Jones Industrial Average, which from the second half of 2002 through the first half of 2003 languished in the 7,500-9,000 range, recovered to the 10,000 level in December 2003, reflecting the resurgent economy. For a while, the Dow was moving around the 10,500 mark, but amid rising expectations of an interest rate hike, it dropped back to roughly 10,000 in May 2004.

The European economies, too, faltered in the second half of 2002, before bouncing back in the latter half of 2003. In comparison with the U.S. and Japanese economies, however, the rate of recovery has been moderate. The European Central Bank lowered its benchmark interest rate to 2% in June 2003, around which time share prices started moving upward. Since the beginning of 2004, however, they remained range bound.

Asian economies, particularly China, have remained robust since 2003. We anticipate a slowing effect, however, from the Chinese government’s monetary tightening policies, geared toward cooling the overheated national economy.

Executive Summary

Against a background of recovering domestic and global economies, with especially strong growth in China and a recovery in domestic capital investment, the economic recovery in Japan remained solid throughout the year ended March 31, 2004. In 2003, Japan’s real GDP grew in excess of 2% in all four quarters, and a recovery trend emerged, driven by demand from the United States and China and rising capital spending in the private sector. Individual investors showed signs of gradually moving their financial assets into securities, as evidenced by their strong interest in Japanese government bonds and investment trusts. The percentage of stocks owned by individual investors, which had fallen steadily since the 1980s, bottomed out in March 2000 and has been rising for the past three years. Reflecting this favorable environment, the average daily trading volume on the First Section of the Tokyo Stock Exchange in 2003 set a new record of more than 1.2 billion shares, exceeding the previous high of 1 billion shares in a day in 1988. In this environment, we were able to expand our business by offering our customers a variety of creative financial solutions or investment opportunities through the capital markets and by diversifying our revenue sources. As a result, income before income taxes increased by 496% from ¥47.4 billion for the year ended March 31, 2003 to ¥282.7 billion for the year ended March 31, 2004. Net income increased by 44% from ¥119.9 billion for the year ended March 31, 2003 to ¥172.3 billion for the year ended March 31, 2004. This allowed us to improve our return on equity (ROE) from 7.4% to 10.1%.

In Domestic Retail, net revenue for the year ended March 31, 2004 was ¥305.8 billion, up 23% from the previous year, and income before income taxes was ¥79.5 billion, up 123% from the previous year, as we responded to customers’ investment needs by offering stocks, investment trusts, foreign currency bonds, Japanese government bonds for individuals, and a variety of other financial products. These results reflect our efforts to create a service delivery structure that is focused on core values, or the values that customers regard as the most important, and that enables us to provide high-quality financial services appropriate for each of our customers. Client assets (including those of financial institutions) in Domestic Retail totaled a record ¥40.8 trillion, and we are exerting our utmost efforts to further expand our customer base.

In Global Wholesale, net revenue for the year ended March 31, 2004 was ¥365.7 billion, up 23% from the previous year, and income before income taxes was ¥138.5 billion, up 52% from the previous year. In Fixed Income, underwritings and distributions of foreign bonds were strong due to our efforts to match top-tier overseas bond issuers, which were drawn by the amount of individual financial assets in Japan, with individual investors looking for attractive investments. Trading profits in Equity rose substantially as a result of our successful efforts to generate customer order flow. In Investment Banking, underwritings of initial, primary, and secondary equity offerings were strong.

In Asset Management, net revenue for the year ended March 31, 2004 was ¥36.0 billion, down 3% from the previous year, due to a decline in asset management fees stemming from a reduction in assets in bond investment trusts. Loss before income taxes was ¥1.0 billion as a result of an increase in non-interest expenses, such as special premiums paid in conjunction with Nomura Asset Management’s withdrawal from the Japan Securities Dealers Employees’ Pension Fund. The balance of assets in bond investment trusts continued to fall. The outstanding balance of Long-term Bond Investment Trusts (“Nomura Bond Fund”) fell to ¥2.6 trillion as of March 31, 2004, from ¥6.3 trillion as of March 2002, 31. However, Nomura Asset Management’s total assets under management turned around due primarily to growth in investment advisory assets, increasing to ¥15.7 trillion as of March 31, 2004, from ¥14.2 trillion as of March 31, 2003.

Over the past five years, we have increased the size of our balance sheet, while ensuring high liquidity and maintaining sufficient equity capital. The primary drivers of the increase in the balance sheet are the growth of trading activities, mainly highly liquid government bonds, notes and bills. This growth has been mainly funded through secured financing, long-term debt, and equity. Total equity capital is ¥1,785.7 billion as of March 31, 2004. We monitor the size, composition and growth of our balance sheet, diversify funding sources, and review equity capital base, its allocation and business mix to ensure it delivers return on equity commensurate to risk profile, the market circumstances, and our peer group. Liquidity is of critical importance, and we have created a robust set of liquidity policies to withstand market shocks for periods lasting over one year without raising additional unsecured financing or forcing the liquidation of assets.

Results of Operations

Overview

The following table provides selected consolidated income statement information for the years indicated.

	Year Ended March 31,
	2003	2004
	(in millions)
Non-interest revenues:
Commissions	¥141,640	¥210,216
Fees from investment banking	81,847	86,994
Asset management and portfolio service fees	79,290	66,193
Net gain on trading	172,308	229,042
(Loss) gain on investments in equity securities	(41,288)	55,888
Gain (loss) on private equity investments	(14,391)	13,138
Other	19,589	41,205

Total Non-interest revenues	¥438,995	¥702,676
Net interest revenue	127,279	100,427

Net revenue	566,274	803,103
Non-interest expenses	518,865	520,427

Income before income taxes	47,409	282,676
Income tax expense	37,295	110,347
Cumulative effect of accounting change(1)	109,799	—

Net income	¥119,913	¥172,329

Return on equity	7.4%	10.1%

(1)	Cumulative effect of accounting change of ¥109,799 million represents the write-off of the remaining unamortized negative goodwill associated with the acquisition of additional shares of Nomura Asset Management Co., Ltd.

Net revenue increased by 42% from ¥566.3 billion for the year ended March 31, 2003 to ¥803.1 billion for the year ended March 31, 2004. The increase in net revenue was primarily due to three factors: an increase in commissions, higher net gains from trading, and an increase in the valuation of our investments in equity securities. Commissions increased by 48% as Domestic Retail boosted their products and services to take advantage of increased demand. Net gain from equity trading increased by 109% from the previous year, given stronger equity markets. Net gain from fixed income and other trading grew by 14% as investor demand for fixed income products remained high. We recorded gains on our investments in equity securities given the improvement in the Japanese stock market, compared to losses in the previous financial year, when stock markets were declining.

Net interest revenue was ¥127.3 billion and ¥100.4 billion for the years ended March 31, 2003 and 2004, respectively. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Wholesale business in particular, we view net interest revenue and non-interest revenues in aggregate.

Net revenue was ¥566.3 billion for the year ended March 31, 2003. We began to account for our investments in the Principal Finance Group entities at fair value on March 27, 2002 and, accordingly, they were not consolidated with our results of operations for the year ended March 31, 2003.

In our consolidated income statement, we include under “Revenue” gain (loss) on investments in equity securities. We recorded losses on such investments in the amount of ¥41.3 billion for the years ended 2003, and gains on such investments in the amounts of ¥55.9 billion for the year ended March 31, 2004. This line item includes unrealized gains and losses on operating investments, and gains and losses realized upon disposition of operating investments. Operating investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. In our consolidated financial statements, operating investments are recorded at market value, with unrealized gains and losses on these investments recognized currently in income.

Non-interest expenses increased by 0.3% from ¥518.9 billion for the year ended March 31, 2003 to ¥520.4 billion for the year ended March 31, 2004. Compensation and benefits costs increased by 6%, but this was largely offset by cost reductions relating to commissions and floor brokerage, occupancy and business development.

Non-interest expenses was ¥518.9 billion for the year ended March 31, 2003. This was partially offset by an impairment loss in the amount of ¥21.2 billion on our investment in JAFCO, one of our affiliates, as discussed below.

Income before income taxes was ¥47.4 billion for the year ended March 31, 2003 and ¥282.7 billion for the year ended March 31, 2004.

We are subject to a number of different taxes in Japan. For the year ended March 31, 2003, we adopted a consolidation tax system as permitted under the Japanese tax law. In addition to the basic corporate tax rate, a 2% surtax was imposed until the year ended March 31, 2004. Our foreign subsidiaries are subject to income taxes of the countries in which they operate. Reflecting the surtax, the tax rate was approximately 44% for the year ended March 31, 2003 and 2004.

Income tax expense for the year ended March 31, 2004 was ¥110.3 billion, representing an effective tax rate of 39.0%. The effective tax rate was below our statutory tax rate of 44% mainly due to two reasons. First, in reviewing our capital base and our business mix in each of our three overseas regions (Americas, Europe, Asia and Oceania) as part of our strategy to establish ourselves firmly as a globally competitive Japanese financial institution, we determined that we would not repatriate undistributed earnings of our three regional holding companies (Nomura Holding America Inc., Nomura Europe Holdings plc and Nomura Asia Holding N.V.) within the foreseeable future. As a result, we have reversed ¥ 8.5 billion of previously provided deferred tax liabilities. This decreased the effective tax rate for the year ended March 31, 2004 by approximately 3%. The second reason was the different tax rate applicable to income (loss) of foreign subsidiaries. This decreased the effective tax rate for the year ended March 31, 2004 by approximately 1.6%.

Income tax expense for the year ended March 31, 2003 was ¥37.3 billion, representing an effective tax rate of 78.7%. The effective tax rate was significantly above the statutory tax rate of 44% mainly due to two reasons. First, new Japanese tax legislation was issued in March 2003, reducing the standard enterprise tax rate and creating new taxes on capital and certain expenses defined in the law. This legislation became effective on April 1, 2004, and resulted in a domestic statutory tax rate of approximately 40%. As a result of the future lower statutory tax rate, deferred tax assets were reduced and, accordingly, this increased the effective tax rate for the year ended March 31, 2003 by approximately 16%. Second, deferred tax assets were decreased with respect to the movement of valuation allowances related to the operating loss carry forwards for tax purposes of certain foreign subsidiaries and, accordingly, this increased the effective tax rate for the year ended March 31, 2003 by approximately 12%.

We wrote off negative goodwill arising with respect to Nomura Asset Management Co., Ltd. from a previous business combination upon adoption of SFAS No. 142 and recorded, as a cumulative effect of accounting change, a gain of ¥109.8 billion for the year ended March 31, 2003. For further information on this gain, see Note 3 to our consolidated financial statements included in this annual report.

Net income was ¥119.9 billion for the year ended March 31, 2003 and ¥172.3 billion for the year ended March 31, 2004. Our return on equity was 7.4% for the year ended March 31, 2003 and 10.1% for the year ended March 31, 2004.

Results by Business Segment

As discussed in “Overview” under Item 4.B of this annual report, we operate three business segments: Domestic Retail, Global Wholesale and Asset Management. Gain (loss) on investment securities, corporate items and other financial adjustments are included as “Other” operating results outside these business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for relationship purposes and the effects of consolidation and deconsolidation of private equity investee companies are classified as reconciling items outside our segment information. You should read the following segment information in conjunction with Item 4.B of this annual report and Note 18 to our consolidated financial statements included in this annual report. Reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 18.

Domestic Retail

In Domestic Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual customers in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Domestic Retail

	Year Ended March 31,
	2003	2004
	(in millions)
Non-interest revenues	¥246,938	¥304,035
Net interest revenue	2,313	1,722

Net revenue	249,251	305,757
Non-interest expenses	213,562	226,213

Income before income taxes	¥35,689	¥79,544

Net revenue for the year ended March 31, 2004 reached ¥305.8 billion, increasing 23% from ¥249.3 billion for the year ended March 31, 2003. This was due to the fact that commissions and fees in securities brokerage and investment trusts distribution increased, while asset management fees decreased. The decrease in asset management fees was caused by decreases in trust fees primarily related to a change of the appraisal method for composite bonds for Long-Term Bond Investment Trusts. These decreases in asset management fees were offset by an increase in revenue reflecting the increase in commissions and fees in stock brokerage and sales of investment trusts due to the favorable conditions in the Japanese securities markets.

Net revenue for the year ended March 31, 2003 reached ¥249.3 billion. This was due to the fact that the placements and sales of bonds increased, while commissions and fees in stock brokerage and asset management fees decreased. The decrease in commissions and fees in stock brokerage was caused by the decline in sales amounts mainly due to the downturn in the stock market. Additionally, the reduction in asset management fees was caused by decreases in the balances for Long-Term Bond Investment Trusts, decreases in trust fees due to a drop in distribution ratios for Long-Term Bond Investment Trusts and a decline in the balances for stock investment trusts due to the downturn in the stock market. These decreases in commissions and fees were offset by an increase in revenue reflecting the increase in the placements and sales of foreign bonds.

Non-interest expenses for the year ended March 31, 2004 were ¥226.2 billion, increasing 6% from ¥213.6 billion for the year ended March 31, 2003 mainly due to increases in compensation and benefits. Non-interest expenses for the year ended March 31, 2003 were ¥213.6 billion, mainly due to increases in compensation and benefits.

Income before income taxes were ¥35.7 billion for the year ended March 31, 2003 and ¥79.5 billion for the year ended March 31, 2004.

The graph below shows the revenue breakdown by instrument in terms of Domestic Retail non-interest revenues for the years ended March 31, 2003, and 2004.

As described above, asset management fees and the commissions for variable annuity insurance decreased for the year ended March 31, 2004. This was offset by increased revenue from equities, bonds and investment trusts. Revenue from bonds represented 40% of total Domestic Retail non-interest revenue for the year ended March 31, 2003. However, this figure declined to 34% for the year ended March 31, 2004. On the other hand, revenue from equities increased from 28% for the year ended March 31, 2003 to 40% for the year ended March 31, 2004, due to the stronger performance of the Japanese equity markets. Revenue from investment trusts slightly increased to 16% from 15%, due primarily to increased investment trust distribution.

The increase in revenues in Domestic Retail resulted primarily from the increases in client assets as our strategy of providing value-added investment consultation services and diversification of products progressed.

Client assets

The following graph shows amounts and details regarding client assets relating to Domestic Retail at March 31, 2003, and 2004. Our client assets consist of customers’ assets, excluding assets of financial institutions, held in our custody, and assets relating to the variable annuity insurance products.

Client Assets

(Note) For each of the two years shown in the above graph, an insignificant portion of client assets was attributable to other instruments. Because of its insignificant size, this portion is not shown in the above graph. The amount for this portion was ¥0.22 trillion and ¥0.33 trillion for the years ended March 31, 2003 and 2004, respectively.

Client assets increased by ¥8.1 trillion from ¥27.1 trillion at March 31, 2003 to ¥35.2 trillion at March 31, 2004, due to the increase in the balances of equity securities and bonds.

Due to a recovery in the domestic stock markets (47% rise in the Nikkei Stock Average) and the incentive created by revisions to the Japanese tax system for taxpayers to place equity positions in the custody of securities companies, equity assets increased by ¥6.5 trillion to ¥16.0 trillion at March 31, 2004 from ¥9.5 trillion at March 31, 2003.

Also due to continuing extremely low interest rates, growing needs for asset diversification and the start of distribution of Japanese Government bonds for individuals, the needs regarding domestic and foreign bonds have been high, for both individuals and corporations. This has caused a steady expansion of bond assets held in custody. Bond assets held in custody increased by ¥1.4 trillion and reached ¥9.8 trillion at March 31, 2004, from ¥8.4 trillion at March 31, 2003.

Global Wholesale

In Global Wholesale, we earn fees, commissions and other revenues by providing sales and trading services, and investment banking services mainly to global institutional customers. In our sales and trading activities, we facilitate customer transactions and trade for our own account by market-making and trading fixed income and equity securities. We also provide a broad range of investment banking services, including underwriting and financial advisory services. Also, we conduct proprietary transactions, including arbitrage and principal finance transactions.

Operating Results of Global Wholesale

	Year Ended March 31,
	2003	2004
	(in millions)
Non-interest revenues	¥196,675	¥290,845
Net interest revenue	101,794	74,891

Net revenue	298,469	365,736
Non-interest expenses	207,436	227,227

Income before income taxes	¥91,033	¥138,509

Net revenue was ¥298.5 billion and ¥365.7 billion for the years ended March 31, 2003 and 2004, respectively. Non-interest expenses were ¥207.4 billion and ¥227.2 billion for the years ended March 31, 2003 and 2004, respectively.

Our Global Wholesale consists of four business lines as of March 31, 2004: Fixed Income, Equity, Investment Banking and Merchant Banking.

Fixed Income

We cover fixed income related products, including government securities, agency securities, municipal securities, credit products, money market products, foreign exchange, asset backed securities and various derivatives products. Our strategy is to enhance customer-driven transactions and focus on maintaining our presence as a market leader in yen bond markets globally. We have enhanced our execution capabilities for trading in structured medium-term notes to meet strong demand from our high-net-worth clients and regional institutions in Domestic Retail.

The table below shows our market share of Japanese Government bond auctions and secondary bond trading, in terms of the principal amounts of bonds purchased, for the years indicated. Secondary bond trading refers to the trading of bonds originally issued in Japan in the over-the-counter market and on exchanges in Japan, but excludes gensaki and inter-dealer transactions.

	Year Ended March 31,
	2003	2004
Nomura’s Share in Japanese Government bond auctions	15%	16%
Nomura’s Share in secondary bond trading	14%	16%

Operating Results of Fixed Income

	Year Ended March 31,
	2003	2004
	(in millions)
Net revenue	¥153,966	¥173,994
Non-interest expenses	76,759	91,810

Income before income taxes	¥77,207	¥82,184

Net revenue increased by 13% from ¥154.0 billion for the year ended March 31, 2003 to ¥174.0 billion for the year ended March 31, 2004, mainly due to the steady increase in demand for foreign currency bonds from high-net-worth clients in Domestic Retail and an increase in net gain on trading related to medium-term notes.

Net revenue was ¥154.0 billion for the year ended March 31, 2003, mainly due to an increase in net gain on trading related to medium-term notes and foreign currency bonds.

Non-interest expenses increased by 20% from ¥76.8 billion for the year ended March 31, 2003 to ¥91.8 billion for the year ended March 31, 2004, mainly due to performance related compensation and benefit costs.

Non-interest expenses was ¥76.8 billion for the year ended March 31, 2003, mainly due to increases in performance related compensation and benefit costs.

Income before income taxes was ¥77.2 billion for the year ended March 31, 2003 and ¥82.2 billion for the year ended March 31, 2004.

Equity

We focus on generating customer order flow as well as arbitrage trading for our own account. In recent years, many Japanese corporations, which needed to restructure their balance sheets have accelerated their liquidation of cross-shareholdings of other Japanese corporations. Utilizing our strong client base, solution providing services and execution capabilities, we have been handling large block orders resulting from such liquidations.

Furthermore, through our global sales network we often handle orders for baskets of various stocks from large domestic and foreign corporations and public pension funds. In the year ended March 31, 2004, we continued to strengthen our sales network into a global organization, which enables us to meet the 24-hour demand from large global customers through the Tokyo, London and New York offices.

The following table sets forth the closing level of the TOPIX and the Nikkei 225, which are both stock market indices in Japan, as of the dates indicated, and the percentage changes from the closing level at the date one year before:

Stock Market Index	March 31,
	2003	2004
TOPIX	788.00	1,179.23
	-25.7%	49.6%
Nikkei 225 (“Nikkei Stock Average”)	7,972.71	11,715.39
	-27.7%	46.9%

In the Japanese stock market, share prices continued to fall in 2002, as the market suffered from adverse supply-demand conditions. From the latter half of 2003 until March 31, 2004, share prices recovered and experienced large gains. The key TOPIX index, for example, had surged upward by 50% from 788.00 points as of the end of March 2003, to 1,179.23 points as pf the end of March 31, 2004. Similarly, the Nikkei Stock Average had surged upward by 47% from 7,972.71 points as of the end of March 2003, to 11,715.39 points as of the end of March 2004. The following table shows our market share of Japanese equity trading for the years indicated.

	Year Ended March 31,
Nomura’s Share in	2003	2004
Total equity trading market in Japan	9%	8%
Off-floor/off-exchange equity trading market in Japan	20%	16%

Operating Results of Equity

	Year Ended March 31,
	2003	2004
	(in millions)
Net revenue	¥82,025	¥110,153
Non-interest expenses	65,675	71,494

Income before income taxes	¥16,350	¥38,659

Net revenue increased by 34% from ¥82.0 billion for the year ended March 31, 2003 to ¥110.2 billion for the year ended March 31, 2004, mainly due to an increase in customers’ order flow, such as block trading, resulting from a favorable Japanese equity market.

Net revenue was ¥82.0 billion for the year ended March 31, 2003, mainly due to a decrease in customers’ order flow, such as block trading, resulting from a stagnant Japanese equity market.

Non-interest expenses increased by 9% from ¥65.7 billion for the year ended March 31, 2003 to ¥71.5 billion for the year ended March 31, 2004, mainly due to increases in compensation and benefits.

Non-interest expenses was ¥65.7 billion for the year ended March 31, 2003 mainly due to decreases in compensation and benefits in line with lower revenues.

Income before income taxes was ¥16.4 billion for the year ended March 31, 2003 and ¥38.7 billion for the year ended March 31, 2004.

Investment Banking

We offer various investment banking services, such as underwriting and advisory activities. We underwrite offerings of bonds, stocks, and other instruments in the major global markets of Japan, Europe, and the U.S. The following table shows changes in our market share in the underwriting market for bonds and stocks in Japan.

	Year Ended March 31,
	2003	2004
Nomura’s Share in Japanese IPOs	49%	25%
Nomura’s Share in Japanese Public Offerings	44%	35%
Nomura’s Share in Japanese Straight Bonds	23%	19%
Nomura’s Share in Japanese Samurai Bonds	14%	16%

We have been enhancing our M&A and financial advisory capabilities for cross border deals as well as Japanese deals. According to Thomson Financial, the amounts of announced M&A deals which involved Japanese parties was $87.3 billion and our share was 20.6% for the year ended December 31, 2003.

Operating Results of Investment Banking

	Year Ended March 31,
	2003	2004
	(in millions)
Net revenue	¥69,125	¥70,869
Non-interest expenses	56,374	53,703

Income before income taxes	¥12,751	¥17,166

Net revenue increased by 3% from ¥69.1 billion for the year ended March 31, 2003 to ¥70.9 billion for the year ended March 31, 2004, due primarily to an increase in fees we earned underwriting public stock offerings.

Net revenue was ¥69.1 billion for the year ended March 31, 2003, partly due to a decrease in order flow relating to the Japanese equity market. Public offering activities were stagnant during the year ended March 31, 2003 in the Japanese capital market, although the number of M&A deals increased.

Non-interest expenses decreased by 5% from ¥56.4 billion for the year ended March 31, 2003 to ¥53.7 billion for the year ended March 31, 2004, due primarily to decrease in commissions and floor brokerage.

Non-interest expenses was ¥56.3 billion for the year ended March 31, 2003.

Income before income taxes was ¥12.8 billion for the year ended March 31, 2003 and ¥17.2 billion for the year ended March 31, 2004.

Merchant Banking

In October 2001, we established the Merchant Banking division within Global Wholesale, which combines our principal finance business in Japan and Europe, and other private equity businesses in Japan and Europe.

In Japan, Nomura Principal Finance Co., Ltd. has been active in the field of buy-outs and corporate revitalization, targeting investment opportunities that offer scope for capital appreciation and attractive returns to us. The Japanese private equity business has also been developed through investments in funds managed by the Nomura Research & Advisory Co., Ltd. Since March 27, 2002, our principal finance investments in Europe have been managed by Terra Firma, as explained in “Private Equity Investments” below.

Operating Results of Merchant Banking

	Year Ended March 31,
	2003	2004
	(in millions)
Net revenue	¥(6,647)	¥10,720
Non-interest expenses	8,628	10,220

Income before income taxes	¥(15,275)	¥500

Net revenue increased from (¥6.6) billion for the year ended March 31, 2003 to ¥10.7 billion for the year ended March 31, 2004, due primarily to realized gains from investments in Japan from which we exited and a rise in the fair value of the Terra Firma investment in Europe.

Net revenue was (¥6.6) billion for the year ended March 31, 2003, due primarily to the impact of the worldwide recession, which depressed asset values and limited exit opportunities.

Non-interest expenses increased by 18% from ¥8.6 billion for the year ended March 31, 2003 to ¥10.2 billion for the year ended March 31, 2004, mainly due to increases in compensation and benefits.

Non-interest expenses ¥8.6 billion for the year ended March 31, 2003, mainly due to decreases in compensation and benefits.

Loss before income taxes was ¥15.3 billion for the year ended March 31, 2003 and income before income taxes was ¥0.5 billion for the year ended March 31, 2004.

Asset Management

In Asset Management, principally conducted through Nomura Asset Management, we develop and manage investment trusts, which we and other financial institutions distribute, and earn management fees for the portfolio management of investment trusts. We also provide investment advisory services for pension funds and other institutional customers. Net revenues mainly consist of asset management and portfolio service fees. Additionally, in the defined contribution pension business, we receive commissions as a defined contribution pension plan administrator.

Operating Results of Asset Management

	Year Ended March 31,
	2003	2004
	(in millions)
Non-interest revenues	¥34,828	¥34,300
Net interest revenue	2,232	1,657

Net revenue	37,060	35,957
Non-interest expenses	33,866	37,004

Income before income taxes	¥3,194	¥(1,047)

Net revenue decreased by 3% from ¥37.1 billion for the year ended March 31, 2003 to ¥36.0 billion for the year ended March 31, 2004, due primarily to decreases in asset management and portfolio service fees reflecting declines in the outstanding balance of bond investment trusts.

Net revenue was ¥37.1 billion for the year ended March 31, 2003, due primarily to decreases in asset management and portfolio service fees reflecting declines in the outstanding balance of our Long-term Bond Investment Trusts.

Non-interest expenses increased by 9% from ¥33.9 billion for the year ended March 31, 2003 to ¥37.0 billion for the year ended March 31, 2004, due primarily to a special withdrawal charge paid to the Japan Securities Dealers Employees Pension Fund by Nomura Asset Management in September 2003.

Non-interest expenses was ¥33.9 billion for the year ended March 31, 2003, partly due to a decrease in compensation and benefits.

Income before income taxes was ¥3.2 billion for the year ended March 31, 2003, and loss before income taxes was ¥1.0 billion for the year ended March 31, 2004.

Nomura Asset Management’s assets under management

	As of March 31,
	2003	2004
	(in billions)
Publicly offered stock investment trusts	¥3,168	¥4,484
Publicly offered bond investment trusts	7,253	6,345
Privately placed investment trusts	238	428
Investment advisory	3,578	4,423

Total	¥14,237	¥15,681

(Note) There are some assets that are calculated in a partially overlapping manner, due to funds of funds.

Asset Management Business of Nomura Asset Management

The assets under management of Nomura Asset Management was ¥15.7 trillion as of the year ended March 31, 2004, reflecting a decrease of ¥2.5 trillion from the year ended March 31, 2002, and an increase of ¥1.4 trillion from the year ended March 31, 2003. As of March 31, 2004, the assets under management of Nomura Asset Management included publicly offered stock investment trusts in the aggregate principle amount of ¥4.5 trillion, publicly offered bond investment trusts in the aggregate principal amount of ¥6.3 trillion, privately placed investment trusts in the aggregate principal amount of ¥0.4 trillion, and investment advisory activities covering assets in the amount of ¥4.4 trillion.

With respect to publicly offered stock investment trusts, in a trend that started in the year ended March 31, 2003 and continued through the year ended March 31, 2004, a number of Exchange Traded Funds, to which Japanese financial institutions contributed stocks, as a means to unwind their cross-shareholdings, were established. During the year ended March 31, 2004, the Nikkei Stock Average had surged to 11,715.39 points as of the end of March 2004 from 7,972.71 points as of the end of March 2003, representing an appreciation of 47%. As a result, the total net assets of stock investment trusts managed by Nomura Asset Management as of March 31, 2004 increased by ¥1.3 trillion, or 42% compared with March 31, 2003. Investment advisory assets of Nomura Asset Management increased to ¥4.4 trillion as of March 31, 2004 from ¥3.6 trillion as of March 31, 2003, due primarily to an increase of assets from overseas investors.

With respect to publicly offered bond investment trusts, net assets declined in each of the years ended March 31, 2003 and 2004. For the year ended March 31, 2003, the aggregate principal amount of MMFs decreased by ¥0.5 trillion, representing a 26% change. Due to a change of the appraisal method for composite bonds and general declines in interest rates, the net assets for the publicly offered bond investment trusts, whose targeted distribution amounts dropped substantially, decreased by ¥2,269.5 billion from ¥6,299.5 billion at March 31, 2002 to ¥4,030.0 billion at March 31, 2003. At the same time, the net assets for publicly offered bond investment trusts decreased to ¥7.3 trillion as of March 31, 2003, compared with ¥10.4 trillion at March 31, 2002. The net assets for the publicly offered bond investment trusts also decreased by ¥1,389.8 billion from ¥4,030.0 billion at March 31, 2003 to ¥2,640.2 billion at March 31, 2004. At the same time, the net assets for publicly offered bond investment trusts decreased to ¥6.3 trillion as of March 31, 2004, compared with ¥7.3 trillion at March 31, 2003

The following table shows Nomura Asset Management’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated. Nomura Asset Management’s market share in publicly offered investment trusts declined to 28% as of March 31, 2004 because of an overall increase in the market size of publicly offered stock investment trusts.

The share of Nomura Asset Management in the fund market of Japan

	As of March 31,
	2003	2004
Total of publicly offered investment trusts	30%	28%
Stock investment trusts	19%	19%
Bond investment trusts	40%	40%

Defined contribution pension plan business in Japan

In connection with the defined contribution pension plan business in Japan, we offer various services. Among other things, we provide consulting and support for plan implementation (plan design), product selection, provision of information to subscribers, trust services, product supply, and investor education. As of the end of March 2004, there were 59 plans with respect to which we, through Nomura Pension Support & Service Co., Ltd., were entrusted with the administration and management of defined contribution pension plans, and the total number of participants in those plans was about 185,000 persons, which was the largest in Japan.

Other Operating Results

Other operating results include gain (loss) on investment securities, our share of equity in earnings (losses) of affiliates, impairment loss on long-lived assets, corporate items and other financial adjustments.

Loss before income taxes in other operating results was ¥40.7 billion for the years ended March 31, 2003, respectively, and income before income taxes in other operating results was ¥8.5 billion for the year ended March 31, 2004.

Among our listed affiliates that are accounted for under the equity method in our consolidated financial statements, JAFCO, which is in the business of investing in and enhancing the equity value of non-listed companies, currently comprises a substantial portion of the aggregate carrying amount of our equity investments. During the years ended March 31, 2002 and 2003, the overall decline in market conditions in Japan led to a decrease in revenues relating to JAFCO-backed initial public offerings, and this contributed to a substantial decline in JAFCO’s share price. As a result, we determined that there was an other-than-temporary loss on our investment in JAFCO, and we recorded an impairment loss on that investment of ¥21.2 billion for the year ended March 31, 2003. This loss is included in “Non-interest expenses—Other” in our consolidated income statement for these years. For further information on these losses, see Note 16 to our consolidated financial statements included in this annual report.

Cash flows

Cash and cash equivalents at March 31, 2004 increased by ¥146.1 billion compared with March 31, 2003. Net cash used in operating activities was ¥1,825.9 billion (¥34.1 billion was provided for the year ended March 31,2003), mainly due to an increase in net trading-related balances (net of assets and liabilities). Net cash provided by investing activities was ¥45.5 billion (¥134.1 billion was provided for the year ended March 31, 2003) mainly because of sales and redemptions of investments in equity securities and non-trading debt securities. Net cash provided by financing activities was ¥1,945.5 billion (¥24.6 billion was used for the year ended March 31, 2003) mainly due to an increase in borrowings.

(2) Trading Activities

Assets and liabilities for trading purposes

The balances of assets and liabilities for trading purposes, including securities pledged as collateral at March 31, 2003 and 2004 are as follows.

	March 31, 2003 (Mil Yen)	March 31, 2004 (Mil Yen)
Trading assets and Private equity investments	9,286,507	13,838,396
Securities inventory	8,512,200	13,066,963
Equity securities and convertible bonds	1,669,100	2,091,565
Government and government agency bonds	3,840,167	7,702,731
Bank and corporate debt securities	1,382,211	1,153,693
Commercial paper and certificates of deposit	34,012	24,998
Options and warrants	38,033	41,900
Mortgage and mortgage-backed securities	1,007,928	773,083
Beneficiary certificates and other	540,749	1,278,993

Derivative contracts	503,417	479,659
Foreign exchange forwards	16,558	34,807
FRA(1) and other OTC(2) forwards	296	1,073
Swap agreements	410,912	293,883
Options other than securities options—purchased	75,651	149,896

Private equity investments	270,890	291,774

Trading liabilities	3,888,720	5,976,966
Securities sold but not yet purchased	3,401,715	5,559,598
Equity securities and convertible bonds	907,635	1,301,983
Government and government agency bonds	2,260,809	3,957,335
Bank and corporate debt securities	204,231	223,983
Options and warrants	27,191	62,871
Mortgage and mortgage-backed securities	1,750	13,414
Beneficiary certificates and other	99	12

Derivative contracts	487,005	417,368
Foreign exchange forwards	16,999	29,629
FRA and other OTC forwards	8	1,324
Swap agreements	443,408	297,856
Options other than securities options – written	26,590	88,559

(1)	“FRA” is Forward Rate Agreements
(2)	“OTC” is Over The Counter

Risk management of trading activity

Value at Risk (VaR) is the tools we use to measure market risk of our trading related business.

1)	Assumption on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consider correlation of price movement among the products

2)	Records of VaR.

	March 31, 2003 (Bil Yen)	March 31, 2004 (Bil Yen)
Equity	1.5	3.3
Interest rate	2.3	2.0
Foreign exchange	0.2	0.5

Sub-total	4.0	5.8
Diversification benefit	(0.9)	(1.9)

Value at Risk (VaR)	3.1	3.9

	Year ended March 31, 2004
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	5.6	2.8	3.9

2. Current Challenges.

While Japan’s economy and securities markets are recovering steadily, we are facing a more competitive environment than ever before. In this environment, we will analyze the markets and customers, deal with diverse customer needs promptly and flexibly, and expand its field to global markets so that we can provide creative solutions to customers both at home and abroad and maximize our opportunities.

With regards to Domestic Retail, we will provide various high-quality financial services based on the specific needs of each customer and expand client assets. In addition, we will continue our efforts to stimulate the securities markets that are becoming more important for the revitalization of Japan by investor education programs and so forth.

Regarding Global Wholesale, as the financial results of Japanese companies recover, we will flexibly respond to changes in customer and market needs such as financing business, globally increasing M&A business and continuously expanding our corporate rehabilitation business. In April 2004, we reorganized Global Wholesale segment. It now consists of three business lines: Global Markets which is composed of Fixed Income and Equity, Investment Banking, and Merchant Banking in order to enhance specialty services and strengthen its global structure.

In Asset Management, we continue to enhance performance by continuing to offer a variety of investment opportunities, and increasing assets under management by maintaining a strong sales support system and delivering new products to meet customer needs. In regards to the defined contribution pension plan business, we will enhance our offering of integrated services ranging from consulting for plan implementation and investment education to supply of products.

We are committed to strengthening our base in the securities businesses and increasing our own corporate value utilizing our combined strengths and making quick decisions in challenging the above subjects, as well as actively contributing to the development of the Japanese economy and the securities market.

3. Risk Factors.

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected. In that event, the trading prices of our shares and ADSs could decline, and you may lose all or part of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, act of terrorism, natural disasters or other similar events. A sustained market downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues we receive from commissions because of a decline in the volume of brokered securities transactions that we execute for our customers. Also, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Unfavorable financial or economic conditions would likely reduce the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there is a sustained market downturn.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income and equity markets, both for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of asset, including financial derivatives transactions in the interest rate, credit, equity, currency, commodity, real estate and other markets. Market fluctuations can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, a market upturn could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market. We utilize various hedging techniques to mitigate these position risks. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the terrorist attack on September 11, 2001 or the Russian economic crisis in 1998. Also, we face losses if the level of market volatility differs from our expectation, which may occur particularly in the emerging markets. In addition, we commit capital to take relatively large position for underwriting or warehousing assets to facilitate certain capital market transactions. We may incur significant losses from these activities.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Concentration of risk can expose us to large losses in our market-making, block trading and underwriting businesses. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. For example, we previously held a large inventory for commercial mortgage-backed securities in our U.S. operations, the value of which seriously deteriorated after bond investors took flight from these investments in August 1998.

Extended market decline can reduce liquidity and lead to material losses

Extended market decline can reduce the level of market activity. If we cannot properly close out our associated positions, in particular over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold a long position in an asset, we may hedge this position by taking a short position in an asset where the short position has, historically, moved in a direction that would offset a change in value in the long position. However, historical trading patterns and correlations may not continue, and these hedging strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which information is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks.

Market risk may increase the other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products through financial engineering/innovation may be increased by market risk. Also, if we incur substantial trading losses, our need for liquidity could rise sharply while our access to cash may be impaired. Furthermore, if there is a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them. Our liquidity risk and credit risk are described below.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business because of their assessment of our long-term or short-term financial prospects:

•	if we incur large trading losses,

•	if the level of our business activity decreases due to a market downturn, or

•	if regulatory authorities take significant action against us.

Our ability to borrow in the debt markets also could be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the prospects for the investment banking, securities or financial services industries generally. For example, in 1998 and 1999, as a result of concerns regarding asset quality and the failure of several large Japanese financial institutions, some international lenders charged an additional risk premium to Japanese financial institutions for short-term borrowings in the interbank market and restricted the availability of credit they were willing to extend. As concern about banks and other financial institutions in Japan continues, this additional risk premium, commonly known as “Japan premium”, may be imposed again.

In particular, we may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial paper and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to purchase new instruments when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which could adversely affect our liquidity, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial conditions. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. For example, after the Russian economic crisis in 1998, the liquidity of some of our assets, including Russian bonds and other assets, such as commercial mortgage-backed securities, was significantly reduced by simultaneous attempts by us and other market participants to sell similar assets.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. A reduction in our credit ratings, or being placed on “credit watch” with negative implications, could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity. For example, in 1998, after a series of credit rating downgrades, we experienced an increase in borrowing costs and reduced access to short-term funding sources—particularly in connection with our operations in Europe and the United States.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price moves. These include not only the events such as the terrorist attack on September 11, 2001 and the Russian economic crisis in 1998 that resulted in losses to our business but also the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant changes in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting and other related rules which may make our trading strategy obsolete or less competitive, or

•	the failure of corporate actions such as M&A with respect to our trading and investment assets.

Losses caused by financial or other problems of third parties may expose us to credit risk

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options.

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	holding securities of third parties,

•	entering into swap or other derivative contracts under which counterparties have obligations to make payments to us,

•	executing securities, futures, currency or derivative trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries, or

•	extending credit to our clients through bridge or margin loans or other arrangements.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. We may suffer financially if major Japanese financial institutions fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific customers or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may find that we have insufficient value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our customers and counterparties may be unable to perform their obligations to us as a result of economic or political conditions

Country, regional and political risks are components of credit risk, as well as market risk. Economic or political pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face the following types of operational risk, and if such risk materializes, we could suffer financial losses, disruption in our business, litigation from relevant parties, regulatory intervention or reputational damage:

•	suffering damages due to failure to settle securities transactions,

•	suffering damages due to failure by officers or employees to perform proper administrative activities prescribed in regular procedures,

•	suffering damages due to suspension or malfunction of systems, most of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd., or

•	suffering as a result of the destruction of our facilities or systems due to large-scale disasters or criminal actions.

Our business is subject to substantial legal and regulatory risk and to regulatory changes

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputational harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws for materially false or misleading statements made in connection with securities underwriting and other transactions, potential liability for advice we provide in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties will claim that we failed to inform them of the risks or that they were not authorized or permitted to enter into a transaction with us and that their obligations to us are not enforceable. During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially governmental institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in September 2002, the Financial Services Agency of Japan abolished restrictions on sharing common office space between banks and their affiliated securities companies. Also, in accordance with the amendments to the Securities and Exchange Law which will become effective on December 1, 2004, banks and certain other financial institutions may be able to act as agents of securities companies in the securities brokerage business and therefore increasing competition. Furthermore, we may face additional regulations on trading or other activities that may lead to a reduction of the market liquidity, trading volume or market participants. Such regulatory action may damage the Japanese markets as our main revenue source.

Misconduct by an employee, Director or Executive Officer could harm us and is difficult to detect and deter

We face the risk that misconduct by an employee, Director or Executive Officer could occur. Misconduct by an employee, Director or Executive Officer could bind us to transactions that exceed authorized limits or present unacceptable risks, or hide from us unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Misconduct by an employee, Director or Executive Officer could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. We may not always be able to deter misconduct by an employee, Director or Executive Officer and the precautions we take to prevent and detect misconduct may not be effective in all cases.

The financial services industry is intensely competitive and rapidly consolidating

The businesses we are in are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services, especially from non-Japanese firms entering or expanding operations in the Japanese market.

Competition with on-line brokers and non-Japanese firms in Japan is increasing

Since the late 1990s, the financial services sector in Japan has been deregulated. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Moreover, since the full deregulation of stock brokerage commission rates in October 1999, competition in the domestic brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, including those that specialize in on-line securities brokerage, are offering securities brokerage services at low commission rates. In response to commission deregulation, we also restructured our stock brokerage commissions to offer lower commissions depending on the trading amount and the type of customer account. We may continue to experience pricing pressures in the future.

Competition with non-Japanese firms in the Japanese market is increasing

Competition from non-Japanese firms has also increased through their presence in Japan, especially in the areas of securities underwriting and corporate advisory services.

Increased global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Many of these firms have the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services. This diversity of services offered may enhance their competitive position. They also have the ability to supplement their investment banking and securities business with commercial banking, insurance and other financial services revenues in an effort to gain market share. We may lose our market share as these large, consolidated firms expand their business.

Our ability to expand internationally will depend on our ability to compete successfully with financial institutions in international markets

We believe that significant challenges and opportunities will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial institutions are larger, better capitalized and have a stronger local presence and a longer operating history in these markets.

We may not be able to realize gains we expect on our private equity investments

We hold substantial private equity investments in Europe, as discussed in “Private Equity Investments” under Item 5.A of this annual report. These investments are in the residential real estate, consumer finance, retail and service sectors. We hold these investments at fair value, which is typically based on projected future cash flows, discounted at a weighted average cost of capital. Projected future cash flows will reflect the business drivers specific to each investment, which in turn will be affected by market conditions, thus any deterioration in the market conditions of these sectors in Europe could have a material impact on our future financial statements. This is especially the case if market conditions deteriorate in the European residential real estate sector, given the overall weighting of risk to this sector. Furthermore, given their large size and illiquid nature, the general partner of the fund controlling these investments may not be able to realize the value of the underlying investments at a level, at the time or in a way the general partner may wish. Inability to dispose of the underlying investments could have a material impact on our future financial statements.

Also, we have a growing private equity business in Japan. As the size of this business increases, any deterioration in market conditions and/or our inability to dispose of our private equity investments in Japan at a level, at the time or in a way we may wish, could give rise to material losses which could have a material impact on our future financial statements.

We may not be able to dispose of our operating investments at the time or with the speed we would like

As discussed in more detail in “Results of Operations” under Item 5.A of this annual report, we hold substantial amounts of operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our income statement. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so or as quickly as we may wish.

Our investments in publicly-traded shares of affiliates accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in our incurring an impairment loss

We have equity investments in affiliates accounted for under the equity method in our consolidated financial statements whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, that the decline is other than temporary, then we must record an impairment loss for the applicable fiscal period. We discuss our investment in JAFCO Co., Ltd., one of our affiliates, in “Results of Operations” under Item 5.A of this annual report.

We may face an outflow of customers’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of product to meet various needs of our customers with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds, and Long-term Bond Investment Trusts (“Nomura Bond Fund”) are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of customer confidence and lead to an outflow of customer assets from our custody.

4. Significant Contracts.

Not applicable.

6. Operating and Financial Analysis.

(1) Operating Results

Please refer to “1. Operating Results”. See also “2. Current Challenges” and “3. Risk Factors”.

(2) Critical Accounting Policies and Estimates

Use of estimates

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or if the liquidation of our positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models that take into consideration time value and volatility factors underlying the financial instrument.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact our estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, our estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

In determining fair value, we set forth five categories of financial instruments as described below:

	Billions of yen
	March 31, 2004
	Assets	Liabilities
Trading securities, including securities pledged as collateral(1)	¥13,026	¥5,498
Non-trading debt securities	203	—
Investments in equity securities	169	—
Private equity investments	292	—
Derivative contracts(1)	520	479

	Billions of yen
	March 31, 2003
	Assets	Liabilities
Trading securities, including securities pledged as collateral(1)	¥8,474	¥3,375
Non-trading debt securities	270	—
Investments in equity securities	138	—
Private equity investments	271	—
Derivative contracts(1)	541	514

(1)	Securities options are classified as derivative contracts.

The following table sets forth the valuation of trading securities, non-trading debt securities, investment in equity securities and private equity investments by level of price transparency:

	Billions of yen
	March 31, 2004
	With price transparency	With little or no price transparency	Total
Trading securities inventory	¥12,380	¥646	¥13,026
Trading securities sold but not yet purchased	5,493	5	5,498
Non-trading debt securities	183	20	203
Investments in equity securities	139	30	169
Private equity investments	—	292	292

	Billions of yen
	March 31, 2003
	With price transparency	With little or no price transparency	Total
Trading securities inventory	¥7,883	¥591	¥8,474
Trading securities sold but not yet purchased	3,366	9	3,375
Non-trading debt securities	94	176	270
Investments in equity securities	93	45	138
Private equity investments	—	271	271

The fair value of trading securities, non-trading debt securities, and investments in equity securities is generally obtained from quoted market prices or broker/dealer quotations with reasonable level of price transparency, or priced with reference to comparable financial instruments whose parameters can be directly observed.

The types of instruments valued in this manner include listed equity, major sovereign government and agency bonds, supernational bonds, municipal bonds, corporates, liquid mortgage backed securities and money market instruments.

Certain trading and non-trading debt securities are less liquid and priced using management’s best estimate of fair value. These type of instruments include non-investment grade and distressed corporates debt, emerging market debts, mortgage and commercial loans, mortgage derivatives, non-investment grade piece of structured notes, and notes with embedded exotic option.

Private equity investments

Please refer to Note 2 and 5 to consolidated financial statements included in Item 5. Financial Information.

Derivative contracts

Derivative contracts consist of listed derivatives and OTC derivatives. The fair values of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen
	March 31, 2004
	Assets	Liabilities
Listed derivatives	¥16	¥9
OTC derivatives	504	470

	¥520	¥479

	Billions of yen
	March 31, 2003
	Assets	Liabilities
Listed derivatives	¥21	¥14
OTC derivatives	520	500

	¥541	¥514

The fair values of OTC derivative assets and liabilities at March 31, 2003 and 2004 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2004
	Years to Maturity					Cross- maturity netting(1)	Total fair value
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
OTC derivative assets	¥135	¥159	¥112	¥117	¥225	¥(244)	¥504
OTC derivative liabilities	78	117	118	67	122	(32)	470

	Billions of yen
	March 31, 2003
	Years to Maturity					Cross- maturity netting(1)	Total fair value
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
OTC derivative assets	¥108	¥145	¥70	¥100	¥254	¥(157)	¥520
OTC derivative liabilities	80	91	126	58	249	(104)	500

Note:

(1)	This column shows the amount, which represents the netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are netted within the maturity category.

Fair values for OTC derivatives are estimated using price models based on net present value of estimated future cash flows. Price transparency for OTC derivative varies depending on product type, maturity and the complexity of the contract. Foreign exchange forwards, interest rate swaps and cross currency swaps in major currencies are the types of derivative contracts with high degree of price transparency as they are valued with model with readily observable market parameters. Long dated foreign exchange options, credit basket default swaps, swaps with multiple call feature and other complex derivatives often valued with correlations and volatilities that needs some estimates and judgment, and they are less transparent in pricing.

Accounting Developments

Please refer to Note 2 to consolidated financial statements included in Item 5. Financial Information.

(3) Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Our business is subject to various risks. These risks include market, credit, event, market liquidity, operational, system and legal risks. The process of managing those risks is an integral part of management’s responsibilities. Financial innovation in global business activities can lead to complex interactions among risks. We recognize the importance of identifying, evaluating, monitoring and managing our risk profile.

We manage market, credit, event and market liquidity risks using a global risk management structure described below. We manage operational, system and legal risks primarily on a regional basis.

Global Risk Management Structure

We have an independent global risk management unit headquartered in Tokyo to support risk management which takes place at each level of our business. The global risk management unit also monitors and manages market, credit, event and market liquidity risks with regard to our trading and investment portfolios on a worldwide basis.

Our current global management structure places primary risk control responsibility with the Head of Global Wholesale together with the Head of each Global Business Line under Global Wholesale. This structure enhances the coordination of our global business while satisfying the regional-based requirements of each legal entity. Concurrently, our global risk management organization monitors, controls and supports our business segments. Our global risk manager who is based in Tokyo is the overall controller for global risk management, and coordinates the efforts of our regional risk managers.

Our Executive Management Board is responsible for establishing global risk policies, and monitoring and managing the various risks that we face in our business activities.

Our Board of Executive Officers and Executive Management Board also determine our strategic direction and allocate resources and capital to each of our businesses. Our Executive Management Board reviews our business plans, budgets and risk-adjusted performance to ensure proper diversification of risks and revenues. Our Board of Executive Officers is made up of all of our Executive Officers. Our Executive Management Board is made up of Representative Executive Officers and some of our Executive Officers appointed by our Board of Directors. Our President and Chief Executive Officer is the Chairman of both of the organizations.

Our Board of Executive Officers and Executive Management Board set the overall risk limit that applies across business segments to all of our trading and investment portfolios for our global business. Our global risk manager monitors the extent of risk exposure at each of our trading units relative to the in-house risk limit assigned to that unit and reports it to senior management daily. In addition, our regional operations employs its own position limits and stop-loss limits, which may be stricter than the in-house risk limit.

In April 2004, in addition to the above structure, the Commitment Committee was set up in The Nomura Securities Co., Ltd. in order to control risks relating to the less liquid asset investments in Global Wholesale. Our Commitment Committee is made up of Representative Executive Officers and some of the Executive Officers appointed by our President and Chief Executive Officer. Our Executive Deputy President and Chief Operating Officer is the Chairman of the Commitment Committee.

Our global risk management headquartered in Tokyo provides risk information to our Executive Management Board and quantifies risk for each of our businesses.

The role of our global risk manager in Tokyo is to monitor risk, ensure compliance with risk limits and recommend action to management as market conditions and our portfolio changes. To this end, daily reports on the monitoring and management of our worldwide risks are produced by our global risk management unit. Reports from our global risk manager enable our senior management to identify and control risk across the entire organization.

Regional risk managers located in Europe, the United States, Asia outside Japan, and in Tokyo, report on a daily basis to both regional management and risk management headquarters.

We have made a significant commitment to the development and continuous enhancement of an appropriate risk management system and procedures. This system enables us to produce various analyses of global-based exposure to counterparties under the unified obligor identification, as well as to calculate risk amounts, including Value-at-Risk amounts discussed below, based upon our position and sensitivity data sets provided from our regional risk management. The system, which senior management, global risk manager and regional risk managers access, integrates global market data, counterparty, position, exposure and other risk information worldwide. This enables us to achieve more efficient risk monitoring and more effective risk control. Especially we can monitor and control concentration of credit exposure on a daily basis against any credit events, which we now experience in the markets worldwide.

We maintain standardized methodologies for all our global operations. With this standardized framework, we can evaluate and compare the risk-adjusted profitability of our existing businesses in a consistent manner. Senior management can use this information to enhance our performance by diversifying revenues and controlling exposures.

Our global risk management employs an in-house risk limit, which we have developed as a tool to comprehensively measure our market, credit, event and market liquidity risks. We group our traders based on the type of trading strategy they use and the type of financial instruments in which they trade, and we assign to each group a specific in-house risk limit. Our traders may execute their transactions until the aggregate risk value associated with the positions they have built reaches the assigned in-house risk limit.

Types of Risks Managed

The seven principal categories of risk that we face in our daily business operations are market, credit, event, market liquidity, operational, system and legal risks.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. We are exposed to this type of risk primarily in connection with our trading activities. Effective monitoring and management of this risk requires an ability to analyze a complex and constantly changing capital market environment worldwide and to highlight any problematic trends quickly.

VaR. The statistical technique known as Value-at-Risk, or VaR, is one of the tools we use to assess market risk exposure of our trading portfolio. VaR is the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level.

For our VaR, which we report below, we use a one-day time horizon and a 99% confidence level. This means that, statistically, there is one day out of every 100 days on which the actual trading loss exceeds the VaR.

VaR Methodology, Assumptions and Limitations. We make a number of assumptions and approximations in connection with the modeling of the risk characteristics of our trading positions. Different assumptions, approximations or a combination of them could result in a materially different VaR. We believe that the assumptions and approximations we use are reasonable.

Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations are weighted to give greater importance to more recent observations. Given our reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden changes in market environments. An inherent limitation of VaR is that past changes in market risk factors, even when weighted toward more recent observations, may not produce accurate predictions of future market risk. Also, VaR using a one-day time horizon may not capture the market risk of positions that cannot be liquidated or hedged within one day.

There are other limitations of VaR. For example, our VaR computation assumes normal distribution for the returns on trading portfolios, while non-linear risk exposures on options would likely produce a non-normal distribution for the returns on those portfolios. Different distributional assumptions could produce a materially different VaR.

Non-trading Risk

A major market risk in our non-trading portfolio relates to operating equity investments held for relationship purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We used regression analysis for the period of the past 90 days between fluctuation in TOPIX and the market value of our operating equity investments held for relationship purposes. Our simulation indicates that, for each 10% change in TOPIX, the market value of our operating equity investments held for relationship purposes can be expected to change by ¥9,098 million as of March 31, 2003 and ¥12,486 million as of March 31, 2004. The difference in simulated numbers between March 31, 2003 and March 31, 2004 is due mainly from market value increase in our operating equity investments held for relationship purposes, despite the fact that the number of shares for those investments has been decreased. On March 31, 2003, TOPIX closed at 788.00 points and on March 31, 2004, TOPIX closed at 1,179.23 points. This simulation analyzes data for our entire operating equity investments held for relationship purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

Credit risk refers to the potential loss in the value of a transaction because of a counterparty or issuer failing to perform its contractual commitment. This type of risk is reduced through diversification, effective credit analysis of counterparties, enforcement of credit limits by country and by counterparty, management of credit exposure through netting arrangements, and the maintenance of adequate collateral to secure the commitments of counterparties. We also use credit derivatives to reduce our exposure or hedge our credit risk with respect to issuers. Our regional credit officers monitor on a daily basis all credit risk and limits, and communicate credit information and concerns to our global risk management headquarters in Tokyo.

We measure our credit risk to derivatives transaction counterparties as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are centrally controlled through our global risk management headquarters in Tokyo.

We enter into International Swaps and Derivatives Association, Inc. master agreements or equivalent agreements called master netting agreements with many of our derivative counterparties. Master netting agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty which provides a more meaningful presentation of our balance sheet credit exposure.

In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. government securities and Japanese government securities when necessary.

The credit quality of our trading-related derivatives as of March 31, 2004 is summarized in the table below, showing the fair value of the related assets by counterparty credit rating. The actual credit ratings are determined by our internally determined public rating agency equivalents.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives in

Gain Positions

	Years to Maturity					Cross- Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
	(in billions of Yen)
AAA	¥10	¥25	¥17	¥4	¥38	¥(27)	¥67	¥14	¥53
AA	53	84	54	46	91	(85)	243	107	136
A	50	34	34	42	36	(96)	100	27	73
BBB	17	10	7	24	8	(13)	53	2	51
BB	0	0	0	—	—	0	0	—	0
Other(2)	5	6	—	1	52	(23)	41	6	35

Sub-total	135	159	112	117	225	(244)	504	156	348
Listed	13	3	—	—	—	0	16	—	16

Total	¥148	¥162	¥112	¥117	¥225	¥(244)	¥520	¥156	¥364

Notes:

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category.
(2)	“Other” does not necessarily indicate that the counterparties’ credit is below investment grade.

Event Risk

Event risk refers to the potential loss in value that we may suffer through unpredictable events that cause large unexpected market price moves. Event risk can be caused by changes in political or economic factors. For example, our global risk management unit collects information on current developments in the political and economic situations in the emerging countries in which we conduct business and report them to our senior management on a weekly basis. We also monitor event risk associated with the possible failure of expected mergers and acquisitions and other corporate transactions with respect to which we have made strategic investments in parties involved in these transactions.

Through our Merchant Banking activities, we have significant exposure to private equity assets. Under our risk management framework, we treat them as private equity investments.

By their nature, these assets are less liquid than other trading assets, and as a result, valuation is more uncertain. In addition, our exposure is in some cases more concentrated than is the case for other trading assets. They also exhibit a high degree of asset-specific risk. Given these characteristics, the market risk approach which is derived from day-to-day movement of market variables cannot capture the risk of private equity, and therefore we believe it is appropriate to characterize private equity risk as event risk.

We have developed modeling techniques to help us quantify the scale of our private equity risk and to allow us to calibrate these risks to the same confidence level that we apply to other trading activities. These techniques allow us to reflect the high levels of specific risk attached to private equity.

Market Liquidity Risk

Market liquidity risk refers to the additional risk that we face when we have large positions which cannot be disposed of in the course of normal market trading turnover. The longer we are exposed to these large positions, the greater the risk we face from fluctuations in the market price and other volatile market conditions. Funding risk is discussed below in “(4) Liquidity and Capital Resources”.

Operational Risk

Operational risk refers to the potential cost associated with criminal or other improper actions taken by our executives and employees, or failure or malfunction of our system management, or the occurrence of external phenomena such as natural disasters. Due to the increased sophistication in security transactions and the outsourcing or systemization of our operations for efficiency purposes, reduction of operational risk has become increasingly essential. We manage our operational risk primarily by periodic evaluation and enhancement, as necessary, of our internal controls.

System Risk

System risk is a type of operational risk. It is defined as risk in which we suffer damages due to system defects, such as the shutdown or malfunction of computer systems. System risk also includes the risk that we may suffer damages due to unauthorized uses of computers.

In order to deal with system risk, Nomura Securities Co., Ltd. has internal regulations on information security management that set out our security policy. Nomura Securities Co., Ltd. makes it a first priority to make these regulations well known and understood by our employees, including the importance of compliance. Also, our users cooperate with system developers such as Nomura Research Institute in developing new systems since the early stage of the development, and we aim to structure these systems that operate in line with our actual business operations. Our users participate in comprehensive tests at the time of releasing important systems. We endeavor to mitigate system risk through appropriate inspections. Furthermore, for important systems, we have a surveillance system which operates 24 hours a day, 365 days a year, and we implement early inspection and recovery from failures.

Legal Risk

Legal risk refers to the risk of non-compliance with applicable legal and regulatory requirements, and potential loss from the inability to recover payments due from a counterparty owing to the non-enforceability of a contract. Professional expertise in the applicable regulatory environment where we conduct business, and an ability to develop cross-border products and services that meet divergent and often conflicting requirements of various regulatory regimes, are essential for managing this type of risk. We manage our legal risk primarily at the level of our regional operations. We have an Internal Controls Committee which is charged with the task of promoting proper corporate behavior throughout our group and enhancing our internal controls and procedures. The members of this committee are the President and Chief Executive Officer, some of our Executive Officers and non-executive Directors including a member of the Audit Committee. In addition, for our Japanese securities operations, the Compliance Committee in Nomura Securities, which consists of the President and Chief Executive Officer and some of the Executive Officers of Nomura Securities as well as two outside lawyers, considers major compliance matters. As part of our efforts to address legal risks for our global business, global legal and compliance conferences are held regularly to discuss issues relating to cross-border business.

(4) Liquidity and Capital Resources.

Liquidity

Overview

Liquidity is of critical importance to companies in the financial services sector. We seek to withstand market shocks for periods lasting over one year without relying on additional unsecured financing or forcing the liquidation of trading assets. We achieve this primarily by maintaining sufficient long-term debt and equity to meet the cash capital requirements of all our assets and by maintaining a portfolio of cash and highly liquid securities that can be converted to cash through sale or pledge in order to meet our immediate liquidity requirements.

Cash Flow

Our cash flows are primarily related to the operating and financing activities undertaken in connection with our trading and market-making businesses. The following is the summary information on our consolidated cash flows for the years ended March 31, 2003 and 2004:

	Year ended March 31, 2003	Year ended March 31, 2004
	(in billions)
Net cash provided by (used in) operating activities	¥34.1	¥(1,825.9)
Net income	119.9	172.3
Trading assets and private equity investments	(1,167.7)	(2,836.9)
Trading liabilities	1,242.3	2,152.2
Other, net	(160.4)	(1,313.5)
Net cash provided by (used in) investing activities	134.1	45.5
Decrease in non-trading debt securities, net	152.2	61.7
Other, net	(18.1)	(16.2)
Net cash provided by (used in) financing activities	(24.6)	1,945.5
Long-term borrowings, net	330.2	160.7
Short-term borrowings, net	(290.8)	1,824.5
Other, net	(64.0)	(39.7)
Effect of exchange rate changes	(9.0)	(19.0)

Net increase in cash and cash equivalents	¥134.6	¥146.1

In the year ended March 31, 2004, our cash and cash equivalents increased by ¥146.1 billion to ¥637.4 billion. We used ¥1,825.9 billion in net cash for operating activities. This was largely due to the increase of our trading assets, mainly highly liquid government bonds, notes and bills. We raised ¥1,945.5 billion in net cash from financing activities. Short-term borrowings include secured loan from the Bank of Japan, which we utilized as an alternative financing tool to repurchase agreements and explain most of the change in the category.

In the year ended March 2003, net cash of ¥34.1 billion was provided by operating activities. Although we have used ¥1,167.7 billion for trading assets, the cash usage was offset by ¥1,242.3 billion increase in trading liabilities. Net cash used in financing activities was ¥24.6 billion. We have increased ¥330.2 billion of long-term borrowings and reduced ¥290.8 billion of short-term borrowings.

Liquidity Objective

We maintain a highly liquid balance sheet comprised primarily of marketable securities matched with a liability structure which ensures that liquidity is available regardless of market conditions. We seek to withstand market shocks for periods lasting over one year without raising additional unsecured financing or forcing the liquidation of assets, although we may from time to time decide to sell assets in the course of normal business or for strategic purposes. Our management establishes our overall liquidity policies.

Liquidity Policies

In order to meet our liquidity objective described above, we have designed the following liquidity policies:

Diversify Funding Sources. We seek to reduce refinancing risk by maintaining diversified sources of unsecured funding. We diversify funding by product and market. We benefit by distributing a significant portion of our liabilities through our own sales force to a large diversified client base.

As of March 31, 2003 and 2004, our unsecured funding sources were as follows:

	March 31, 2003		March 31, 2004
	(in billions, except percentages)
Short-Term Unsecured Debt Total(1)(2)	¥914.0	20.3%	¥892.2	18.3%
Short-Term Bank Borrowing	117.1		126.4
Other Loans	15.8		4.8
Commercial Paper	251.2		283.0
Deposit at Banking Entities	233.5		229.9
Certificate of Deposits	22.7		25.8
Bonds and Notes maturing within one year	273.7		222.3
Long-Term Unsecured Debt Total	1,955.4	43.3%	2,186.1	45.0%
Long-Term Bank Borrowing	296.4		359.1
Other Loans	155.4		149.5
Bonds and Notes	1,503.6		1,677.5
Shareholders’ Equity	1,642.3	36.4%	1,785.7	36.7%

(1)	Short-Term Unsecured Debt does not include secured loan from the Bank of Japan and secured call loans.
(2)	Includes the current portion of long-term unsecured debt.

Ensure Appropriate Funding Mix.    We seek to maintain sufficient long-term debt and equity to meet the cash capital requirements of all our assets. Liquidity is measured by our ability in a stress condition to finance those assets using secured funding, including repurchase agreements and securities lending transactions. We finance the cash capital needs of our assets with long-term debt and equity, and we calculate such needs using conservative estimates of the assets’ secured borrowing power.

Consistent with our aim of maintaining an appropriate funding mix, we have reduced our reliance on short-term unsecured financing, thereby reducing the effect of a potential liquidity event. As of March 31, 2004, our long-term unsecured financing totaled ¥2,186.1 billion, well over the short-term unsecured financing in the amount of ¥892.2 billion (which excludes secured loans from the Bank of Japan and secured call loans but includes the current portion of long-term unsecured debt). For the most part, our long-term debt is issued on a variable rate basis, or issued on a fixed rate basis and swapped into variable-rate debt, and is thus linked to short-term money market indices to avoid interest rate risk arising from a change in the shape or level of the yield curve. All of our structured notes are hedged with financial instruments in order to realize a scheduled cash flow.

Maintain a Liquidity Portfolio.    We seek to maintain a portfolio of cash and highly liquid securities that can be converted to cash through sale or pledge so that we can satisfy our immediate liquidity requirements. As of March 31, 2004, we maintained a ¥1,775.1 billion liquidity portfolio that consisted of cash, cash equivalents and government securities, mostly denominated in Japanese yen and U.S. dollar, as shown below:

	March 31, 2003	March 31, 2004
	(in billions)
Liquidity Portfolio	¥1,629.1	¥1,775.1
Cash, Cash Equivalent and Deposits	913.8	886.1
Overnight Call Loans	113.6	41.5
Government Securities	601.7	847.5

We have structured our liquidity portfolio under the assumption that, in some instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and that funds or securities might not be freely available from a subsidiary to the parent company. The cost and availability to a company of unsecured funding are generally dependent on credit ratings and could be adversely affected by a debt rating downgrade or deterioration in certain of the company’s financial ratios or other measures of financial performance. For example, the cost of issuing commercial paper may rise due to a downgrade of our short-term debt ratings. Accordingly, the structure of our liquidity portfolio takes into consideration the following:

•	upcoming maturities of unsecured debt;

•	potential buy backs of our outstanding debt;

•	collateral outflows related to derivatives transactions;

•	market halt due to a large-scale disaster; and

•	difficulty in issuing new debt due to downgrade of our short-term and/or long-term debt ratings.

In addition to the liquidity portfolio, we had other unencumbered assets whose estimated net liquidity value as of March 31, 2004 was ¥1,125.5 billion.

As of March 31, 2004, the estimated net liquidity value of other unencumbered assets alone represented 126% of our total short-term unsecured debt. The aggregate value of the liquidity portfolio and the estimated net liquidity value of other unencumbered assets was ¥2,900.6 billion, which represented 325% of our total short-term unsecured debt.

	March 31, 2003	March 31, 2004
	(in billions)
Net Liquidity Value of Other Unencumbered Assets	¥1,085.3	¥1,125.5
Liquidity Portfolio	1,629.1	1,775.1

Total	¥2,714.4	¥2,900.6

Maintain Committed Bank Facilities. We maintain undrawn syndicated and bilateral committed credit facilities with a group of globally recognized banks in order to provide contingent financing sources. The maturity dates of these facilities are distributed evenly in order to prevent excessive maturities of facilities in any given period. We do not believe that any of the covenant requirements in the facilities will impair our ability to draw them.

The undrawn portion of these facilities amounted to ¥805.8 billion as of March 31, 2004. The decrease of ¥115.6 billion from the previous year reflects a commensurate increase in the value of our liquidity portfolio, which we consider more usable in a liquidity event.

	March 31, 2003	March 31, 2004
	(in billions)
Undrawn Committed Facilities	¥921.4	¥805.8

Reduce Refinancing Risk. In order to manage refinancing risk, we set limits for the amount of debt maturing each year and during any quarter. We maintain a detailed contingency funding plan that is updated periodically to assure sufficient liquidity in the event that our access to financing is impaired.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt were rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we compete, reputation, movements and volatility of our earnings, risk management policies, liquidity and capital management. An adverse change in any of these factors could result in a reduction of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our debt ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

As of March 31, 2004, the credit ratings of Nomura Holdings and Nomura Securities provided by such credit rating agencies were as follows:

Nomura Holdings Inc.	Short-term Debt	Senior Debt
Standard & Poor’s	A2	BBB
Moody’s Investors Service	—	Baa2
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA

Nomura Securities Co.	Short-Term	Senior Debt
Standard & Poor’s	A2	BBB+
Moody’s Investors Service	P2	Baa1
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA

Each of Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. is a credit rating agency nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s and Moody’s Investors Service, for purposes of unsecured funding and other financing activities in Japan and also for purposes of our domestic trading and other business activities. Within the rating classification system of Rating and Investment Information, Inc., “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding the debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding the debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

Capital Resources

Capital Adequacy

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. Our senior management is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

Our capital was ¥1,785.7 billion as of March 31, 2004 compared with ¥1,642.3 billion as of March 31, 2003. Our leverage ratio as of March 31, 2004 has increased to 16.7 times from 12.9 times as of March 31, 2003, largely due to the increase of our trading assets, mainly highly liquid government bonds, notes and bills.

The following table sets forth our shareholders’ equity, total assets, adjusted assets and leverage ratios:

	March 31,
	2003		2004
	(in billions, except ratios)
Shareholders’ equity	¥1,642.3		¥1,785.7
Total assets	21,169.4		29,753.0
Adjusted assets(1)	12,566.2		16,871.2
Leverage ratio(2)	12.9	x	16.7	x
Adjusted leverage ratio(3)	7.7	x	9.4	x

(1)	Adjusted assets represent total assets less securities purchased under agreements to resell and securities borrowed transactions.
(2)	Leverage ratio equals total assets divided by shareholders’ equity.
(3)	Adjusted leverage ratio equals adjusted assets divided by shareholders’ equity.

During the year ended March 31, 2004, we repurchased 3 million shares of our common stock.

Capital Policy

Capital adequacy is an important strategic objective of our financial management. We have devised a global risk management methodology that seeks to ensure that our capital is adequate to cover the economic risks inherent to our businesses, including market risk, credit risk, event risk and market liquidity risk. Under this methodology, we calculate the required capital levels of our businesses based on our trading strategies. To determine our required aggregate capital level, we take a portfolio approach that is based on conservative diversification assumptions. Adequacy on a legal entity basis is driven by a combination of regional economic needs together with regulatory requirements and rating agency guidelines. At the same time, in order to achieve a maximum return on our aggregate capital, efficient allocation of capital becomes another important strategic objective. We constantly review our capital base, its allocation and our business mix to ensure it delivers return on equity commensurate to our risk profile, the market circumstances, and our peer group.

(5) Off-Balance Sheet Arrangements.

In connection with our operating activities, we enter into various off-balance sheet arrangements, which may require future payments. We utilize special purpose entities, or SPEs, to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Our involvement with SPEs includes structuring SPEs and acting as administrator of SPEs, as well as underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. We derecognize financial assets transferred in securitizations provided that we have relinquished control over such assets. We may obtain an interest in the financial assets, including residual interests in the SPEs, subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within our consolidated balance sheets, with the change in fair value included in revenues. In the normal course of business, we act as transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor and seller of asset-repackaged financial instruments issued by VIEs in connection with our securitization activities. We purchase and sell variable interests in VIE, in connection with our market-making and investing activities. For further information about off-balance arrangements with SPEs and VIEs, see Note 6 to the consolidated financial statements included in this annual report. Our other types of off-balance sheet arrangements include guarantee agreements, derivative contracts, commitments to extend credit, commitments in connection with merchant banking activities and lease commitments.

In the normal course of our banking/financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. We enter into derivative contracts in connection with our trading activities to manage our interest rate, market price and currency exposures, and our non-trading activities to manage our interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities. We generally enter into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in the event of a counterparty’s bankruptcy under certain circumstances, and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from our dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.” Contracts with counterparties which are in a net loss position at fair value are recorded as liabilities.

In the normal course of our banking/financing activities, we enter into contractual commitments to extend credit, which generally have a fixed expiration date. In connection with our investment banking activities, we have entered into agreements with customers under which we have committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in Commitments to extend credit.

We have commitments to invest in partnership interests, primarily in connection with our merchant banking activities and also have commitments to provide financing for partnership related to such investments. The outstanding commitments under these agreements are included in Commitments in connection with merchant banking activities.

The following table shows our significant off-balance sheet arrangements at March 31, 2004:

Total contractual amount
(in millions)
Standby letters of credit and other guarantees	¥29,424
Derivative contracts(1)	478,849
Operating lease commitments	32,996
Commitments to extend credit	102,508
Commitments in connection with merchant banking activities	57,581

(1)	This item represents the liability balance of derivative contracts at March 31, 2004. Securities options are classified as derivative contracts.

Contractual amounts of these commitments as well as the future expiration at March 31, 2004 were as follows:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Commitments to extend credit	¥102,508	¥30,019	¥54,550	¥—	¥17,939
Commitments in connection with merchant banking activities	57,581	298	22,204	13,159	21,920

The contractual amounts of these commitments represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

We have commitments to enter into resale and repurchase agreements of ¥2,527 billion and ¥3,538 billion at March 31, 2004, respectively.

(6) Disclosure of Contractual Obligations.

In connection with our operating activities, we enter into various contractual obligations and contingent commitments, which may require future payments. We issue Japanese yen and non-Japanese yen denominated long-term borrowings with variable and fixed interest rate in accordance with our funding policy. We lease our office space and certain employees’ residential facilities in Japan under cancelable lease agreements which are customarily renewed upon expiration. We also lease certain equipment and facilities under noncancelable lease agreements.

The following table shows our contractual obligations and contingent commitments as well as the future expiration at March 31, 2004:

	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in millions)
Long-term borrowings	¥2,385,469	¥199,349	¥385,480	¥517,193	¥1,283,447
Operating lease commitments	32,996	5,963	9,185	7,402	10,446
Commitments to extend credit	102,508	30,019	54,550	—	17,939
Commitments in connection with merchant banking activities	57,581	298	22,204	13,159	21,920

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, time and other deposits received and other payables, securities financing transactions (such as resale and repurchase agreements), and trading liabilities.

Item 4. Company Information

1. Share Capital Information.

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000

Total	6,000,000,000

B. Issued Shares

Type	Number of Issued Shares as of March 31, 2004	Number of Issued Shares as of June 29, 2004	Trading Markets
Common Stock	1,965,919,860	1,965,919,860	Tokyo Stock Exchange(*3) Osaka Stock Exchange(*3) Nagoya Stock Exchange(*3) Amsterdam Stock Market N.V.(*4) Singapore Stock Exchange (*5) New York Stock Exchange (*6)	—

Total	1,965,919,860	1,965,919,860	—	—

Notes
1	Voting rights pertained.
2	Shares that may have increased from exercise of warrants and stock options between June 1, 2004 and June 29, 2004 are not included in the number of outstanding shares as of June 29, 2004.
3	Listed on the First Section of each stock exchange.
4	Common stock and Continental Depositary Receipts listed.
5	Common stock listed.
6	American Depositary Shares listed.

(2) Stock Options

A. Stock Acquisition Right

Resolved by the 98th General Shareholders’ Meeting on June 26, 2002

	End of Fiscal Year (March 31, 2004)				End of Preceding Month to Filing of this Report (May 31, 2004)
Number of Stock Acquisition Right	2,210 (*1)				2,207 (*1)

Type of Share under the Stock Acquisition Right	Common stock				Common stock

Number of Shares under the Stock Acquisition Rights	2,210,000				2,207,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,807 per share				Same as left

Exercise Period of the Stock Acquisition Right	From July 1 2004 to June 30 2009				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,807 Capital Inclusion Price ¥904				Same as left

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, statutory auditor or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, statutory auditor or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

	End of Fiscal Year (March 31, 2004)				End of Preceding Month to Filing of this Report (May 31, 2004)

			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.	Same as left
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.				Same as left

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted	Exercise Price	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Exercise Price =	before Adjustment x	Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

3.	The amount to be paid upon exercising the stock acquisition right as of June 29, 2004 is ¥1,806 per share as stock acquisition right was issued on June 4, 2004.
4.	Executive officers are treated in the same manner with directors.

Resolved by the 99th General Shareholders’ Meeting on June 26, 2003

	End of Fiscal Year (March 31, 2004)				End of Preceding Month to Filing of this Report (May 31, 2004)
Number of Stock Acquisition Right	2,242 (*1)				2,239 (*1)

Type of Share under the Stock Acquisition Right	Common stock				Common stock

Number of Shares under the Stock Acquisition Rights	2,242,000				2,239,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	¥1,631 per share				Same as left

Exercise Period of the Stock Acquisition Right	From July 1 2005 to June 30 2010				Same as left

Issue Price of Shares and Capital Inclusion Price if Shares Are Issued upon Exercise of the Stock Acquisition Rights	Issue Price of Shares ¥1,631 Capital Inclusion Price ¥816				Same as left

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.			Same as left
	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:
		(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:
			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

	End of Fiscal Year (March 31, 2004)				End of Preceding Month to Filing of this Report (May 31, 2004)
b)

Regarding the Optionee as an employee of the Company or the

Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

Same as left
		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:
			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or
			b)	There is any other reason similar to a).
	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.				Same as left

(Notes)

1.	1,000 shares will be issued per one stock acquisition right.
2.	In the event that the shares are split or consolidated, the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price = Exercise Price before Adjustment	x	1
Ratio of Split or Consolidation

In the event that the Company issues new shares or sells its treasury shares at a price less than market price (excluding for the exercise of the stock acquisition rights, conversion of outstanding convertible bonds and the exercise of the stock subscription rights), the Exercise Price shall be adjusted in accordance with the following formula, and any fractions less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price =	Exercise Price before Adjustment x	Number of Outstanding Shares +	Number of Newly Issued Shares and/or Treasury Shares Sold x Paid-in Amount Per Share
Market Price per Share
Number of (Outstanding + Newly Issued Shares and/or Treasury Shares Sold)

3.	The amount to be paid upon exercising the stock acquisition right as of June 29, 2004 is ¥1,630 per share as stock acquisition right was issued on June 4, 2004.

B. Bonds with stock reservation rights

None.

C. Convertible Bonds and Warrants which are deemed as Bonds with stock reservation rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc.

Name (Issue Date)	End of Fiscal Year (March 31, 2004)			End of Preceding Month to Filing of this Report (May 31, 2004)
	Subscription rights outstanding (thousand Yen)	Issue price of stock (Yen)	Capital Inclusion Price (Yen)	Subscription rights outstanding (thousand Yen)	Issue price of stock (Yen)	Capital Inclusion Price (Yen)
Bond with Subscription Warrant No.1 (August 24, 2000)	2,625,000	2,305.00	1,153 (per share)	2,625,000	2,305.00	1,153 (per share)

(Note) Issue price of stock as of June 29, 2004 is ¥2,303.40 per share as stock acquisition right was issued on June 4, 2004.

(3) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (thousand Yen)	Shareholders’ Equity (thousand Yen)	Increase/Decrease of Additional paid- in capital (thousand Yen)	Additional paid- in capital (thousand Yen)
March 31,2001(*1)	594	1,962,977,841	998	182,796,787	997	105,563,989
March 31, 2002(*2)	2,942,019	1,965,919,860	3,001	182,799,788	6,940,275	112,504,264

(Notes)

1.	Convertible bonds were converted from April 1, 2000 to March 31, 2001.
2.	Warrants were exercised and shares were issued to acquire Nomura Asset Management Co., Ltd.

(4) Shareholders

As of March 31, 2004
	Unit Shareholders (1,000 shares per 1 unit)								Shares Representing Less than One Unit (Shares)
	Governments and Municipal Governments	Financial Institutions	Securities Companies	Other Corporations	Foreign Shareholders	(Foreign Individuals within Foreign Shareholders)	Individuals and Others	Total
Number of Shareholders	2	428	111	3,072	1,007	(53)	149,653	154,273
Number of Units Held	33	555,589	21,557	165,692	790,890	(420)	422,175	1,955,936	9,983,860
Percentage of Units Held (%)	0.00	28.41	1.10	8.47	40.44	(0.02)	21.58	100.00	—

(Notes)

1.	Of the 23,511,413 treasury stocks, 23,511 units are included in Individuals and Others, and 413 shares are included in Shares Representing Less than One Unit. The number of treasury stocks, i.e. 23,511,413, is the number recorded on register of shareholders; the actual number of treasury stocks is 23,508,413.
2.	127 units held by Japan Securities Depository Center, Inc. are included in Other Corporations.

(5) Major Shareholders

As of March 31, 2004

Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	132,111	6.72

The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3 Hamamatsu-cho, Minato-Ku, Tokyo, Japan	105,484	5.37

State Street Bank and Trust Company	225 Frank Street, Boston, Massachusetts, U.S.A.	96,112	4.89

The Chase Manhattan Bank, N.A. London	Woolgate House, EC Callman St., London, United Kingdom	63,175	3.21

Depositary Nominees Inc.	c/o Bank of New York 101 Barclays Street New York, New York, U.S.A.	42,565	2.17

The Chase Manhattan Bank, N.A. London SL Omnibus Account	Woolgate House, EC Callman St., London, United Kingdom	31,290	1.59

The Chase Manhattan Bank, N.A. 385036	360 North Creacent Drive, Beverly Hills, California, U.S.A	30,147	1.53

Nippon Life Insurance Company	1-2-2 Yuraku-cho, Chiyoda-Ku, Tokyo, Japan	24,818	1.26

Mellon Bank Treaty Clients Omnibus	One Boston Place, Boston, Massachusetts, U.S.A.	23,893	1.22

Nomura Holdings, Inc	1-9-1 Nihonbashi, Chuo-Ku, Tokyo, Japan	23,508	1.20

Total		573,105	29.15

(6) Voting Rights

A. Outstanding Shares

As of March 31, 2004

	Number of Shares	Number of Votes	Description
Stock without voting right	None	None	—
Stock with limited voting right (treasury stocks, etc.)	None	None	—
Stock with limited voting right (others)	None	None	—
Stock with full voting right (treasury stocks, etc.)	(Treasure stocks) Common stock 23,508,000	None	Our standard stock with no limitation to its rights
	(Crossholding stocks) Common stock 3,000,000	None	See above
Stock with full voting right (others)	Common stock 1,929,428,000	1,929,298	See above
Shares less than 1 unit	Common stock 9,983,860	—	Shares less than 1 unit (1,000 shares)

Total Shares Issued	1,965,919,860	—	—

Voting Rights of Total Shareholders	—	1,929,298	—

(Note) 127,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 413 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

As of March 31, 2004

Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1 Nihonbashi, Chuo-Ku, Tokyo, Japan	23,508,000	—	23,508,000	1.20
(Crossholding Stocks)
JAFCO Co., Ltd.	1-8-2 Marunouchi, Chiyoda-Ku, Tokyo, Japan	2,000,000	—	2,000,000	0.10
Nomura Research Institute Ltd.	2-2-1 Otemachi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.05

Total	—	26,508,000	—	26,508,000	1.35

(Note) In addition to the treasury stocks shown here, there are 3,000 shares (3 voting rights) which are recorded on register of shareholders as treasury stocks but not owned by us. These shares are included in Stock with full voting right (Others) in “A. Outstanding Shares above”.

(7) Stock Option System

The Company adopts stock option system utilizing stock acquisition rights.

A. Resolved by the General Shareholders’ Meeting in 2002

The General Shareholders’ Meeting held on June 26, 2002 resolved the Company to issue stock acquisition rights to directors, statutory auditors, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan

Resolution Date	June 26, 2002

Offeree	Directors, statutory auditors, and employees of the Company or the Company’s subsidiaries (447 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Matters relating to Assignment of the Stock Acquisition Right	Same as above

B. Resolved by the General Shareholders’ Meeting in 2003

The General Shareholders’ Meeting held on June 26, 2003 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 26, 2003

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries (449 in total)

Type of Share under the Stock Acquisition Right	Please see “(2) Stock Options”.

Number of Shares under the Stock Acquisition Rights	Same as above

The Amount to be Paid upon Exercising the Stock Acquisition Right	Same as above

Exercise Period of the Stock Acquisition Right	Same as above

Conditions to Exercise of Stock Acquisition Right	Same as above

Restriction of Transfer of Stock Acquisition Rights	Same as above

Resolution Date	June 26, 2003

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	1,363,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	1 Yen per 1 share

Exercise Period of the Stock Acquisition Right	From June 5 2006 to June 4 2011

Conditions to Exercise of Stock Acquisition Right	1.	Not to be partial exercise of one stock acquisition right.

	2.	For a person given Stock Acquisition Right (the “Optionee”), to satisfy all of the following conditions:

	(1)	The Optionee maintains position as a director, executive officer or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the grant of the stock acquisition rights and the exercise. The Optionee is deemed to maintain such a position as a director, executive officer or employee of the Company or the Company’s Subsidiary in case the Optionee loses such a position by either of the following situations:

			a)	Regarding the Optionee as a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

			b)	Regarding the Optionee as an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of the retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

		(2)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following cases:

			a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

			b)	There is any other reason similar to a).

	3.	Regarding the successors of the Optionee, the Optionee must have satisfied the both conditions of the above 2.(1) and (2) immediately prior to the occurrence of succession.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

C. Resolved by the General Shareholders’ Meeting in 2004

The General Shareholders’ Meeting held on June 25, 2004 resolved the Company to issue the following two types of stock acquisition rights to directors, executive officers, and employees of the Company and its subsidiaries pursuant to the provisions of Article 280-20 and 280-21 of the Commercial Code of Japan.

Resolution Date	June 25, 2004

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	2,500,000

The Amount to be Paid upon Exercising the Stock Acquisition Right

The amount to be paid per share upon exercise of the stock acquisition rights (the “Exercise Price”) shall be the amount which is equal to the product of (i) the higher price of either the average of the daily closing prices of common stock of the Company in regular transactions at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights (excluding dates on which no trade is made) or the closing price of the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply), and (ii) 1.05.

Exercise Period of the Stock Acquisition Right	The board of directors or an executive officer designated by a resolution of the board of directors shall determine the exercise period of stock acquisition rights within the period from the issue date of stock acquisition rights to the seventh anniversary of such issue date.

Conditions to Exercise of Stock Acquisition Right	(i) Stock acquisition rights may not be exercised partly.

(ii) Other conditions for the exercise of the rights shall be determined by the board of directors or an executive officer designated by a resolution made by the board of directors.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

Resolution Date	June 25, 2004

Offeree	Directors, executive officers, and employees of the Company and its subsidiaries

Type of Share under the Stock Acquisition Right	Common stock

Number of Shares under the Stock Acquisition Rights	2,500,000

The Amount to be Paid upon Exercising the Stock Acquisition Right	1 Yen per 1 share

Exercise Period of the Stock Acquisition Right	The board of directors or an executive officer designated by a resolution of the board of directors shall determine the exercise period of stock acquisition rights within the period from the issue date of stock acquisition rights to the seventh anniversary of such issue date.

Conditions to Exercise of Stock Acquisition Right	(i) Stock acquisition rights may not be exercised partly.

(ii) Other conditions for the exercise of the rights shall be determined by the board of directors or an executive officer designated by a resolution made by the board of directors.

Restriction of Transfer of Stock Acquisition Rights	Approval of the board of directors shall be required for transfer of the stock acquisition rights.

2. Stock Repurchase.

(1) Stock Repurchase, Stock Repurchase from Subsidiaries, and Stock Repurchase for Cancellation Utilizing Net unrealized gain from revaluation which are Resolved by ordinary General Shareholders’ Meeting

A. Stock Repurchase during term authorized at the previous General Shareholders’ Meeting

a.Type of Share            Common stock

(a) Stock Repurchase based on Resolution of ordinary General Shareholders’ Meeting

		As of June 25, 2004

	Number of Shares	Total Amount (Yen)
Resolution of ordinary General Shareholders’ Meeting (June 26, 2003) (A)	100,000,000	150,000,000,000
Stock Repurchased by the Resolution (B)	—	—
(A)-(B)	100,000,000	150,000,000,000
(B)/(A) (%)	100.0	100.0

(Notes)

1.	The number of shares authorized to repurchase at the ordinary General Shareholders’ Meeting in 2003 consisted 5.1% of the total issued shares as of the date of the Meeting.
2.	Reason for not repurchasing shares authorized to repurchase

The Company did not repurchase its shares considering economic environment and market conditions.

(b) Stock Repurchase from Subsidiaries

None.

(c) Stock Repurchase for Cancellation Utilizing Net unrealized gain from revaluation

None.

(d) Resell or Cancellation of Stocks Repurchased

None.

(e) Treasury Stocks

As of June 25, 2004

Number of Shares
Treasury Stocks Held	20,409,000

B. Resolution on Stock Repurchase at the current General Shareholders’ Meeting

As of June 25, 2004
	Type	Number of Shares	Total Amount (Yen)
Resolution on Stock Repurchase	—	—	—

(Note) The Articles of Incorporation has been amended at the General Shareholders’ Meeting held on June 25, 2004, to include the following stipulation:

“The Company may purchase its own stocks with a resolution of the board of directors pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code.”

(2) Stock Repurchase for Capital Reduction, Cancellation based on Articles of Incorporation

A. Stock Repurchase during term authorized at the previous General Shareholders’ Meeting

None.

B. Resolution on Stock Repurchase at the current General Shareholders’ Meeting

None.

3. Dividend Policy.

The Company and its subsidiaries worldwide, including Nomura Securities, integrate business operation under the uniform “Nomura Group” strategy. The Company will determine the amount of any cash dividend, broadly considering such factors as the firm’s dividend-on-equity ratio (DOE), the firm’s level of profits and its maintenance of capital sufficient to capture business opportunities as they may develop.

The Company paid out a cash dividend of 7.50 yen per share upon the dividend policy described above. As the Company paid out an interim dividend of 7.50 yen per share in December 2003, the annual dividend per share is 15 yen per share.

As for retained profits, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

(Note) The Date Board of Directors determined to pay out interim dividend: October 30, 2003

4. Share Price History.

(1) Annual Highs and Lows

Fiscal Year	96th	97th	98th	99th	100th
Year Ending:	March 31, 2000	March 31, 2001	March 31, 2002	March 31, 2003	March 31, 2004
High (Yen)	3,510	3,420	2,890	2,190	2,125
Low (Yen)	1,187	1,650	1,190	1,205	1,087

(Note) Prices on the First Section of Tokyo Stock Exchange.

(2) Monthly Highs and Lows

Month	October, 2003	November, 2003	December, 2003	January, 2004	February, 2004	March, 2004
High (Yen)	2,125	1,948	1,830	1,881	1,743	1,930
Low (Yen)	1,780	1,608	1,637	1,728	1,616	1,743

(Note) Prices on the First Section of Tokyo Stock Exchange.

6. Corporate Governance Practices.

(1) Corporate Governance

The Company is actively strengthening its corporate governance measures, most notably with the adoption last year of the Committee System. All the thirteen domestic subsidiaries have adopted this system. With this change, the group management has become more uniform, and a more functional administrative structure has been put in place. The Company has endeavored to strengthen its management oversight functions and increase transparency.

Below is a brief outline of each committee.

1. Nomination Committee

The Nomination Committee is authorized to determine the particulars of proposals concerning the election and dismissal of directors to be submitted to a general meeting of shareholders. This committee’s current members are Junichi Ujiie (Chairman of the Board), Masaharu Shibata (outside director) and Hideaki Kubori (outside director). Junichi Ujiie is the Chairman of this committee.

2. Audit Committee

The Audit Committee is authorized to audit the execution by directors and executive officers of their duties and determine the particulars of proposals concerning the election and dismissal of the independent auditor to be submitted to a general meeting of shareholders. This committee’s current members are Haruo Tsuji (outside director), Koji Tajika (outside director) and Fumihide Nomura (non-executive director). Haruo Tsuji is the Chairman of this committee. All of the members are independent under the standards set forth in the Sarbanes-Oxley Act and Koji Tajika satisfies the requirements of “audit committee financial expert” under the Sarbanes-Oxley Act.

3. Compensation Committee

The Compensation Committee is authorized to determine the particulars of the compensation for each director and executive officer. This committee’s current members are Junichi Ujiie (Chairman of the Board), Masaharu Shibata (outside director) and Hideaki Kubori (outside director). Junichi Ujiie is the Chairman of this committee.

Under the Committee System, the Audit Committee mainly comprised of outside directors handles the core audit function. In this way, the Company is striving to strengthen and improve its internal control system in order to enhance the effectiveness of the Audit Committee.

Specifically, audit functions conducted by the Audit Committee are supplemented by non-executive but full-time two directors (“Audit Mission Directors”) who are familiar with Nomura Group business and its organization. Internal audit results are reported not only to the President & Chief Executive Officer but also to the Audit Committee and Audit Mission Directors. The Office of Audit Committee falls under the Audit Committee, and its purpose is to assist the Audit Committee members and Audit Mission Directors.

The Nomura Group has established the Internal Controls Committee in order to monitor the Group’s overall internal controls. The six members are comprised of four executive officers including the President & Chief Executive Officer as well an outside director and an Audit Mission Director.

In these ways, the Company has established a structure to promote more effective monitoring by the Audit Committee and strives to strengthen the corporate governance.

(2) Risk Management

Please refer to “ Item 2. Operating and Financial Review 6. Operating and Financial Analysis (3) Quantitative and Qualitative Disclosures about Market Risk”

(3) Bonuses and other compensation paid to Directors, Statutory Auditors, and Executive Officers

The Company has adopted the Committee System following the resolution at the General Meeting of Shareholders held on June 26, 2003. On the same day, at the meeting of the Board of Directors after the conclusion of the General Meeting of Shareholders, executive officers were appointed. Consequently the bonuses and compensation paid to the directors, etc. are described in two periods; prior to and after the adoption of the Committee System.

a. Compensation on period prior to the adoption of the Committee System

(Amount in Millions of yen)
Bonuses and other compensation paid to inside directors and inside statutory auditors	574

Bonuses and other compensation paid to outside directors and outside statutory auditors	118

(Note) Compensation paid to a director who retired on March 31, 2003 is included.

b. Compensation on period after the adoption of the Committee System

(Amount in Millions of yen)
Bonuses and other compensation paid to inside directors	89

Bonuses and other compensation paid to outside directors	92

Bonuses and other compensation paid to executive officers	1,224

(Note) The compensation of directors who are serving concurrently as executive officers are included in those of executive officers.

(4) Audit fees

The audit fees and the fees other than audit fees which we entered into with Shin Nihon & Co. / Ernst & Young are as follows.

Audit fees are shown on a consolidated basis.

(Amount in Millions of yen)
Year ended March 31, 2004
Audit fees(*)	766
Audit-related fees	40
Tax fees	86
All other fees	21

Total	913

(*)	Audit fees include the fees for professional services for the audit of financial statements of the consolidated companies and services (e.g. comfort letter and review of specific assets) that are provided by the accountant in connection with statutory and regulatory filings and engagements.

Item 5. Financial Information

1. Preparation Method of Consolidated Financial Statements and Financial Statements

(1)	Pursuant to the section 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements for the years ended March 31, 2003 and 2004 were prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements for the years ended March 31, 2003 and 2004 were prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)	The financial statements for the years ended March 31, 2003 and 2004 were prepared under the accounting principles generally accepted in Japan in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963) and articles No. 2 of the same regulation.

The financial statements for the year ended March 31, 2003 were prepared based on the regulation before amendment and the financial statements for the year ended March 31, 2004 were prepared based on the regulation after amendment.

2. Audit Certificate

Under articles No.193-2 of Securities and Exchange Law, the consolidated financial statements for the years ended March 31, 2003 and 2004 were audited by Shin Nihon & Co. Under articles No.193-2 of Securities and Exchange Law, the financial statements for the years ended March 31, 2003 and 2004 were audited out by Shin Nihon & Co.

NOMURA HOLDINGS, INC.

1.    CONSOLIDATED BALANCE SHEETS

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2003	%(1)	2004	%(1)	2004
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥491,237		¥637,372		$6,118
Time deposits	422,570		248,737		2,388
Deposits with stock exchanges and other segregated cash	41,702		44,528		427

	955,509	4.5	930,637	3.1	8,933

Loans and receivables:
Loans receivable	436,371		543,894		5,221
Receivables from customers	404,388		10,744		103
Receivables from other than customers	311,665		464,776		4,461
Receivables under resale agreements and securities borrowed transactions	8,603,170		12,881,752		123,648
Securities pledged as collateral	3,359,807		5,232,640		50,227
Allowance for doubtful accounts	(15,159)		(5,778)		(55)

	13,100,242	61.9	19,128,028	64.3	183,605

Trading assets and private equity investments:
Securities inventory	5,152,393		7,837,663		75,232
Derivative contracts	503,417		479,659		4,604
Private equity investments	270,890		291,774		2,801

	5,926,700	28.0	8,609,096	28.9	82,637

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥177,374 million in 2003 and ¥182,449 million ($1,751 million) in 2004	184,868		200,700		1,926
Lease deposits	65,211		64,764		622
Non-trading debt securities	270,120		202,896		1,948
Investments in equity securities	138,084		169,459		1,627
Investments in and advances to affiliated companies	223,970		207,668		1,993
Deferred tax assets	112,313		105,901		1,017
Other	192,429		133,817		1,284

	1,186,995	5.6	1,085,205	3.7	10,417

Total assets	¥21,169,446	100.0	¥29,752,966	100.0	$285,592

Note:
(1)	As % of total assets

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2003	%(1)	2004	%(1)	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥1,183,535	5.6	¥3,024,341	10.2	$29,030
Payables and deposits:
Payables to customers	180,565		772,964		7,420
Payables to other than customers	384,910		355,429		3,412
Payables under repurchase agreements and securities loaned transactions	10,952,135		14,780,541		141,875
Time and other deposits received	256,184		255,703		2,454

	11,773,794	55.6	16,164,637	54.3	155,161

Trading liabilities:
Securities sold but not yet purchased	3,401,715		5,559,598		53,365
Derivative contracts	487,005		417,368		4,006

	3,888,720	18.4	5,976,966	20.1	57,371

Other liabilities:
Accrued income taxes	28,608		93,538		898
Accrued pension and severance costs	86,582		86,439		830
Other	296,509		235,888		2,264

	411,699	1.9	415,865	1.4	3,992

Long-term borrowings	2,269,370	10.7	2,385,469	8.0	22,898

Total liabilities	19,527,118	92.2	27,967,278	94.0	268,452

Commitments and contingencies (Note 17)
Shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares
Issued—1,965,919,860 shares at March 31, 2003 and 2004	182,800	0.9	182,800	0.6	1,755
Additional paid-in capital	151,328	0.7	154,063	0.5	1,479
Retained earnings	1,407,028	6.6	1,550,231	5.2	14,880

Accumulated other comprehensive (loss) income:
Minimum pension liability adjustment	(41,558)		(34,221)		(328)
Cumulative translation adjustments	(22,329)		(34,380)		(331)

	(63,887)	(0.3)	(68,601)	(0.2)	(659)

	1,677,269	7.9	1,818,493	6.1	17,455
Less—Common stock held in treasury, at cost—25,556,340 shares and 24,263,831 shares at March 31, 2003 and 2004, respectively	(34,941)	(0.1)	(32,805)	(0.1)	(315)

Total shareholders’ equity	1,642,328	7.8	1,785,688	6.0	17,140

Total liabilities and shareholders’ equity	¥21,169,446	100.0	¥29,752,966	100.0	$285,592

Note:

(1)	As % of total liabilities and shareholders’ equity

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

2.    CONSOLIDATED INCOME STATEMENTS

	Millions of yen				Translation into millions of U.S. dollars
	Year ended March 31
	2003	%(1)	2004	%(1)	2004
Revenue:
Commissions	¥141,640		¥210,216		$2,018
Fees from investment banking	81,847		86,994		835
Asset management and portfolio service fees	79,290		66,193		635
Net gain on trading	172,308		229,042		2,199
Interest and dividends	401,924		396,870		3,809
(Loss) gain on investments in equity securities	(41,288)		55,888		536
(Loss) gain on private equity investments	(14,391)		13,138		126
Other	19,589		41,205		396

Total revenue	840,919	100.0	1,099,546	100.0	10,554
Interest expense	274,645	32.7	296,443	27.0	2,845

Net revenue	566,274	67.3	803,103	73.0	7,709

Non-interest expenses:
Compensation and benefits	244,167		259,336		2,489
Commissions and floor brokerage	20,844		19,169		184
Information processing and communications	77,389		80,031		768
Occupancy and related depreciation	57,152		54,221		520
Business development expenses	24,361		23,100		222
Other	94,952		84,570		813

	518,865	61.7	520,427	47.3	4,996

Income before income taxes and cumulative effect of accounting change	47,409	5.6	282,676	25.7	2,713

Income tax expense:
Current	25,519		108,434		1,041
Deferred	11,776		1,913		18

	37,295	4.4	110,347	10.0	1,059

Income before cumulative effect of accounting change	10,114	1.2	172,329	15.7	1,654
Cumulative effect of accounting change	109,799	13.1	—	—	—

Net income	¥119,913	14.3	¥172,329	15.7	$1,654

	Yen				Translation into U.S. dollars
Per share of common stock:
Basic—
Income before cumulative effect of accounting change	¥5.17		¥88.82		$0.85
Cumulative effect of accounting change	56.09		—		—

Net income	¥61.26		¥88.82		$0.85

Diluted—
Income before cumulative effect of accounting change	¥5.17		¥88.82		$0.85
Cumulative effect of accounting change	56.09		—		—

Net income	¥61.26		¥88.82		$0.85

Note:

(1)	As % of total revenue

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

3.    CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2004
Common Stock
Balance at beginning of year	¥182,800	¥182,800	$1,755

Balance at end of year	¥182,800	¥182,800	$1,755

Additional paid-in capital
Balance at beginning of year	¥150,979	¥151,328	$1,453
Gain on sales of treasury stock	—	1,807	17
Issuance of common stock options	349	928	9

Balance at end of year	¥151,328	¥154,063	$1,479

Retained earnings
Balance at beginning of year	¥1,316,221	¥1,407,028	$13,506
Net income	119,913	172,329	1,654
Cash dividends	(29,106)	(29,126)	(280)

Balance at end of year	¥1,407,028	¥1,550,231	$14,880

Accumulated other comprehensive income:
Minimum pension liability adjustment
Balance at beginning of year	¥(24,972)	¥(41,558)	$(399)
Net change during the year	(16,586)	7,337	71

Balance at end of year	¥(41,558)	¥(34,221)	$(328)

Cumulative translation adjustments
Balance at beginning of year	¥(19,685)	¥(22,329)	$(215)
Other change during the year, net	(2,644)	(12,051)	(116)

Balance at end of year	¥(22,329)	¥(34,380)	$(331)

Common stock held in treasury
Balance at beginning of year	¥(414)	¥(34,941)	$(336)
Repurchase of common stock	(34,527)	(4,084)	(39)
Sale of common stock	—	6,220	60

Balance at end of year	¥(34,941)	¥(32,805)	$(315)

Number of shares issued
Balance at beginning of year	1,965,919,860	1,965,919,860

Balance at end of year	1,965,919,860	1,965,919,860

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

4.    CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2004
Net income	¥119,913	¥172,329	$1,654
Other comprehensive (loss) income:
Change in cumulative translation adjustments, net of tax	(2,644)	(12,051)	(116)
Minimum pension liability adjustment:
Changes in minimum pension liability during the year	(27,460)	12,445	120
Deferred income taxes	10,874	(5,108)	(49)

Total	(16,586)	7,337	71

Total other comprehensive (loss) income	(19,230)	(4,714)	(45)

Comprehensive income	¥100,683	¥167,615	$1,609

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

5.    CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2004
Cash flows from operating activities:
Net income	¥119,913	¥172,329	$1,654
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Cumulative effect of accounting change	(109,799)	—	—
Depreciation and amortization	31,249	33,706	324
Loss (gain) on investments in equity securities	41,288	(55,888)	(536)
Loss on sales of office buildings, land, equipment and facilities	467	318	3
Loss on devaluation of office building, land, equipment and facilities	3,175	3,083	30
(Reversal of) provision for allowance for doubtful accounts	(3,661)	13	0
Deferred income tax expense	11,776	1,913	18
Changes in operating assets and liabilities:
Time deposits	(36,585)	174,331	1,673
Deposits with stock exchanges and other segregated cash	(6,271)	(7,485)	(72)
Trading assets and private equity investments	(1,167,700)	(2,836,906)	(27,231)
Trading liabilities	1,242,333	2,152,243	20,659
Receivables under resale agreements and securities borrowed transactions	(2,315,743)	(4,812,090)	(46,190)
Payables under repurchase agreements and securities loaned transactions	3,236,698	4,533,150	43,513
Loans, receivables and securities pledged as collateral, net of allowance	(590,802)	(1,838,725)	(17,650)
Time and other deposits received and other payables	(477,756)	592,779	5,690
Accrued income taxes, net	(31,738)	80,273	771
Other, net	87,269	(18,938)	(182)

Net cash provided by (used in) operating activities	34,113	(1,825,894)	(17,526)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(45,235)	(39,303)	(377)
Proceeds from sales of office buildings, land, equipment and facilities	690	1,341	13
Payments for purchases of investments in equity securities	(10,299)	(61)	(1)
Proceeds from sales of investments in equity securities	30,067	24,309	233
Business combinations, net of cash acquired	—	(29,491)	(283)
Decrease in non-trading debt securities	152,209	61,705	592
Decrease in other investments and other assets	6,621	26,971	259

Net cash provided by investing activities	134,053	45,471	436

Cash flows from financing activities:
Increase in long-term borrowings	654,407	712,675	6,841
Decrease in long-term borrowings	(324,232)	(551,897)	(5,298)
(Decrease) increase in short-term borrowings, net	(290,775)	1,824,501	17,513
Proceeds from sales of common stock	—	8,027	77
Payments for repurchases of common stock	(34,527)	(4,084)	(39)
Payments for cash dividends	(29,485)	(43,686)	(419)

Net cash (used in) provided by financing activities	(24,612)	1,945,536	18,675

Effect of exchange rate changes on cash and cash equivalents	(8,952)	(18,978)	(182)

Net increase in cash and cash equivalents	134,602	146,135	1,403
Cash and cash equivalents at beginning of the year	356,635	491,237	4,715

Cash and cash equivalents at end of the year	¥491,237	¥637,372	$6,118

Supplemental disclosure
Cash paid during the year for—
Interest	¥253,098	¥281,756	$2,705

Income tax payments, net	¥57,257	¥28,160	$270

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

6.    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of accounting:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Pursuant to the section 87 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statement for the year ended March 31, 2004 has been prepared in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following paragraphs describe the major differences between U.S. GAAP which Nomura adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on investments in equity securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on investments in equity securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity. Therefore, under Japanese GAAP, the difference has a negative impact of ¥43,017 million and positive impact of ¥54,729 million ($525 million) on income before income taxes for the year ended March 31, 2003 and 2004, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP for broker-dealers, unrealized gains and losses on non-trading debt securities are recognized in the income statement. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of shareholders’ equity. Therefore, under Japanese GAAP, the difference has a negative impact of ¥149 million and positive impact of ¥1,856 million ($18 million) on income before income taxes for the year ended March 31, 2003 and 2004, respectively.

Retirement and severance benefit—

Under U.S. GAAP, gain or loss resulting from experience different from that assumed or from a change in an actuarial assumption is amortized over the remaining service period of employees when such balance at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets, while such gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP. Under U.S. GAAP, additional minimum pension liabilities are provided when the accumulated benefit obligation exceeds the fair value of plan assets, while such treatment is not provided under Japanese GAAP.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill and equity method goodwill shall not be amortized and shall be tested for impairment regularly. Under Japanese GAAP, goodwill and equity method goodwill shall be amortized over certain periods within 20 years based on the straight-line method. Under U.S. GAAP, negative goodwill and equity method negative goodwill shall be written off at once when negative goodwill arises. Under Japanese GAAP, negative goodwill shall be amortized over certain periods within 20 years based on the straight-line method.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Appropriations of retained earnings—

Under U.S. GAAP, appropriations of retained earnings are reflected and recorded in the consolidated financial statements in the period to which they relate. Under Japanese GAAP, a company may select the accounting method for appropriations of retained earnings to reflect and record appropriations in the consolidated financial statements either in the period to which they relate or in a subsequent period when approval for the appropriations by the board of directors has been obtained.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and changes in the fair value of derivative contracts are recognized in the income statement or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purpose are valued at fair value and changes in the fair value of derivative contracts are deferred on the balance sheet.

Leveraged leases—

Under U.S. GAAP, fixed income and expenses are recognized for each year over the period of the leveraged leases. Under Japanese GAAP, depreciation expenses arising from leased assets are recognized on a declining balance method and income and expenses are not averaged during the period of leveraged leases.

2. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis.

Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure. Nomura reports operating results in three business segments: Domestic Retail, Global Wholesale and Asset Management.

In Domestic Retail business, Nomura provides principally investment consultation services mainly to individual customers in Japan. In Global Wholesale business, Nomura provides principally fixed income and equity trading services and investment banking services mainly to institutions on a global basis. Also, Nomura conducts merchant banking business. In Asset Management business, Nomura provides principally development and management of investment trusts, and investment advisory services.

On October 1, 2001, the Company adopted a holding company structure, via a corporation separation. Such restructuring had been approved at the annual meeting of shareholders on June 28, 2001. This was effected through The Nomura Securities Co., Ltd. changing its name to Nomura Holdings, Inc. and becoming a holding company. At the same time, its wholly-owned subsidiary, Nomura Securities Spin-off Preparation Company, Limited changed its name to Nomura Securities Co., Ltd. and assumed the operations of the registered securities company. The consolidated financial statements have been presented on this basis.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) and the revised Interpretation, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary (see “Note 2. Summary of accounting policies: New accounting pronouncements”). Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The accounting and financial reporting policies of the Company conform to U.S. GAAP as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material intercompany transactions and balances have been eliminated on consolidation.

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in trading revenues. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or if the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models that take into consideration time value and volatility factors underlying the financial instrument.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Changes in the fixed income, equity, foreign exchange and commodity markets will impact Nomura’s estimates of fair value in the future, potentially affecting trading revenues. To the extent financial contracts have extended maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base underlying modeling assumptions.

Private equity investments—

Private equity investments primarily are carried at fair value. Corresponding changes in the fair value of these investments are included in Gain (loss) on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations and requires management to make judgments based on complex factors. As the underlying investments generally are in non-publicly listed companies, there are no externally quoted market prices available. In estimating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length. Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from bottom up, detailed projections prepared by management of each respective investment. See Note 5 for further discussion of private equity investments and their valuation.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are accrued on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management fees are accrued as earned.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheets on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated income statements.

Securities financing transactions—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheets net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Historically, Nomura engaged in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bonds and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated income statements and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheets.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized financing transactions and are recorded on the consolidated balance sheets at the amount that the securities will be repurchased or resold, as repurchase and reverse repurchase transactions.

On the consolidated balance sheets, all Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are classified as Securities pledged as collateral in accordance with SFAS 140.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheets on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Allowance for loan losses—

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Allowances for loan losses on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Allowances for loan losses on banking/financing activities loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, which consist mainly of computer installations and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the declining-balance method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives. The estimated useful lives are generally as follows:

Office buildings	15 to 50 years
Equipment and installations	3 to 6 years
Software	5 years

Depreciation and amortization is included in Information processing and communications in the amount of ¥25,570 million and ¥28,595 million ($274 million), and is included in Occupancy and related depreciation in the amount of ¥5,678 million and ¥5,111 million ($49 million) for the years ended March 31, 2003 and 2004, respectively.

Long-lived assets—

In August 2001, the FASB released SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS No. 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. Nomura adopted the provisions of SFAS No. 144 on April 1, 2002.

As required by SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

Nomura recorded non-cash impairment charges of ¥305 million and ¥538 million ($5 million) substantially related to write-downs of office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2003 and 2004, respectively. These losses are included in consolidated income statements under Non-interest expenses—Other.

These charges were incurred as a result of Nomura’s analysis to determine if there was any impairment of long-lived assets and significant decreases in the market or fair value of certain assets were identified. The revised carrying values of these assets were based on the market or fair value of the assets.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for Nomura’s operating purposes and other than operating purposes. For Nomura’s operating purposes, Nomura holds such investments for the long-term in order to promote existing and potential business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such as stock exchange memberships for other than operating purposes. In accordance with U.S. GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for Nomura’s operating purposes recorded as Investments in equity securities in the consolidated balance sheets are comprised of listed equity securities and unlisted equity securities in the amounts of ¥93,176 million and ¥44,908 million at March 31, 2003 and ¥139,049 million ($1,335 million) and ¥30,410 million ($292 million) at March 31, 2004, respectively.

Investments in equity securities for other than operating purposes are included in the consolidated balance sheets in Other assets—Other and such investments are mainly comprised of unlisted equity securities.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated income statements.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Stock-based compensation—

Prior to April 1, 2002, Nomura accounted for its stock-based compensation plan under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Effective April 1, 2002, Nomura adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and applied the modified prospective method under the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”. SFAS No. 123 requires that compensation cost for all stock awards be calculated and recognized over the service period, generally equal to the vesting period. The compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date. Compensation cost recognized in the year ended March 31, 2003 was the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date. Results for prior years have not been restated.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share,” the computation of basic earnings per share is based on the average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilutive effect of convertible bonds, warrants and stock acquisition rights.

Cash and cash equivalents—

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill, intangible assets and negative goodwill—

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that negative goodwill that arises in a business combination completed after June 30, 2001 be written off immediately. SFAS No. 141 also requires that any unamortized negative goodwill arising from business combinations completed before July 1, 2001 be written off and recognized as a cumulative effect of a change in accounting principle when SFAS No. 142 is adopted. SFAS No. 142 no longer permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment.

Goodwill recorded prior to July 1, 2001 was recognized as the excess of acquisition cost over the fair value of net assets acquired and was being amortized over 10 to 20 years on a straight-line basis. The amortization of goodwill is included in Non-interest expenses—Other. Goodwill recorded after June 30, 2001 and, upon adoption of SFAS No. 142, goodwill acquired prior to July 1, 2001 is not amortized. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

Prior to the year ended March 31, 2003, negative goodwill, which was recognized as the excess of the fair value of net assets acquired over the acquisition cost on the accompanying balance sheets, and was being amortized over a 10 year period, on a straight-line basis. The amortization of negative goodwill was included in Non-interest expenses—Other. Nomura adopted SFAS No. 142 effective April 1, 2002, which resulted in the write-offs of negative goodwill arising from a previous business combination of ¥109,799 million, net of taxes, as of March 31, 2002.

New accounting pronouncements—

In January 2003, the FASB issued FIN 46. FIN 46 provides guidance on what constitutes a variable interest entity (“VIE”) and the circumstances under which it is to be consolidated. VIEs are entities which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or in which equity investors do not have the characteristics of a controlling financial interest. VIEs are required to be consolidated by the primary beneficiaries of a VIE, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. In accordance with the original provisions, Nomura adopted FIN 46 immediately for all VIEs created after January 31, 2003. For VIEs created before February 1, 2003, Nomura was initially required to adopt FIN 46 in the period beginning after June 15, 2003, i.e., July 1, 2003 in Nomura’s case.

In October, 2003, the FASB deferred the effective date for applying the provisions of FIN 46 to VIEs created before February 1, 2003, until the end of the period ending after December 15, 2003, i.e., December 31, 2003 in Nomura’s case. The FASB also deferred the effective date for applying FIN 46 to “non-registered investment companies” until the AICPA finalizes its proposed Statement of Position (“SOP”) on the clarification of the scope of the Audit Guide (AICPA Audit and Accounting Guide—Audits of Investment Companies) and accounting by parent companies and equity method investors for investments in investment companies. In December 2003, the FASB issued a revision to FIN 46 (FIN 46-R), which incorporated October 2003 deferral provisions and clarified and revised the accounting guidance for VIEs. Nomura applied FIN 46-R to all VIEs other than non-registered investment companies created before February 1, 2003, in which it held a variable interest as of December 2003. The implementation of FIN 46-R did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2004.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The implementation of SFAS No. 149 did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2004.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 requires an issuer to classify certain financial instruments with characteristics of both liabilities and equity as liabilities (or an asset in some circumstances). Many of those instruments were previously classified as equity. Under SFAS No. 150, certain financial instruments issued in the form of shares that are mandatorily redeemable, that embody an obligation to repurchase the issuer’s equity shares, and that the issuer must or may settle by issuing a variable number of its equity shares, are classified as liabilities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The implementation of SFAS No. 150 did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2004.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosure about Pensions and Other Postretirement Benefits.” SFAS No. 132 revises employers’ disclosure about pension plans and other postretirement benefits by requiring additional disclosures such as description of the type of plan assets, investment strategies, measurement dates, plan obligations, cash flows and components of net periodic benefit costs recognized during the periods. The statement does not change the measurement or recognition of the plans. The additional required annual disclosures are effective for Nomura’s fiscal year ended March 31, 2004.

3. Business combinations:

Prior to the fiscal year ended March 31, 2000, the Company directly held only 5.0% of the outstanding share capital of Nomura Asset Management Co., Ltd. (“NAM”), which provides investment management services and manages mutual funds. From the year ended March 2000 through the year ended March 2002, the Company acquired all remaining equity interest in NAM, for cash of ¥48,695 million and shares of the Company. Unamortized negative goodwill of ¥109,799 million related to the acquisition of NAM was written off upon the adoption of SFAS No.142, “Goodwill and Other Intangible Assets” on April 1, 2002.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a reconciliation of reported net income and earnings per share (“EPS”) to the amounts adjusted for the exclusion of goodwill amortization and negative goodwill amortization. Goodwill is not deductible for tax purposes.

	Millions of yen, except per share amounts		Translation into millions of U.S. dollars, except per share amounts
	Year ended March 31
	2003	2004	2004
Net income:
Net income, as reported	¥119,913	¥172,329	$1,654
Exclusion: Goodwill and Negative goodwill amortization	(109,799)	—	—

Net income, as adjusted	¥10,114	¥172,329	$1,654

Basic EPS:
Net income, as reported	¥61.26	¥88.82	$0.85
Exclusion: Goodwill and Negative goodwill amortization	(56.09)	—	—

Net income, as adjusted	¥5.17	¥88.82	$0.85

Diluted EPS:
Net income, as reported	¥61.26	¥88.82	$0.85
Exclusion: Goodwill and Negative goodwill amortization	(56.09)	—	—

Net income, as adjusted	¥5.17	¥88.82	$0.85

4. Financial instruments:

Nomura enters into transactions in financial instruments including cash instruments and derivatives primarily for trading activities and, where needed, non-trading activities.

Trading activities—

Nomura’s trading activities consist primarily of securities brokerage, trading, and underwriting; derivatives dealing and brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for hedging other trading assets or liabilities.

Securities inventory and securities sold but not yet purchased

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are classified as Securities pledged as collateral of ¥3,360 billion and ¥5,233 billion ($50 billion) on the consolidated balance sheets at March 31, 2003 and 2004, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities inventory, including securities pledged as collateral and securities sold but not yet purchased at March 31, 2003 and 2004 consist of trading securities at fair value classified as follows. Certain non-trading securities were included in securities pledged as collateral and were excluded from the following table:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2003		2004		2004
	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased	Securities inventory	Securities sold but not yet purchased
Equity securities and convertible bonds	¥1,669,100	¥907,635	¥2,091,565	¥1,301,983	$20,076	$12,497
Government and government agency bonds	3,840,167	2,260,809	7,702,731	3,957,335	73,937	37,986
Bank and corporate debt securities	1,382,211	204,231	1,153,693	223,983	11,074	2,150
Commercial paper and certificates of deposit	34,012	—	24,998	—	240	—
Options and warrants	38,033	27,191	41,900	62,871	402	603
Mortgage and mortgage-backed securities	1,007,928	1,750	773,083	13,414	7,421	129
Beneficiary certificates and other	540,749	99	1,278,993	12	12,277	0

	¥8,512,200	¥3,401,715	¥13,066,963	¥5,559,598	$125,427	$53,365

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government and U.S. Government and its agencies. These concentrations generally arise from taking trading securities positions. Government and government agency bonds (which are mainly sovereign to Japan and the United States of America), including those classified as Securities pledged as collateral, represented 18.1% and 25.9% of Nomura’s total assets as of March 31, 2003 and 2004, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities financing transactions

Nomura enters into secured borrowing and lending transactions mainly to meet customers’ needs and finance trading inventory positions. The balance of receivables and payables under resale and repurchase agreements and securities borrowed and loaned transactions at March 31, 2003 and 2004 are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Receivables under:
Resale agreements	¥4,224,229	¥5,701,646	$54,728
Securities borrowed transactions	4,378,941	7,180,106	68,920

Total	¥8,603,170	¥12,881,752	$123,648

Payables under:
Repurchase agreements	¥7,024,677	¥9,622,727	$92,366
Securities loaned transactions	3,927,458	5,157,814	49,509

Total	¥10,952,135	¥14,780,541	$141,875

Under these agreements and transactions, Nomura either receives or provides collateral, including Japanese Government and agencies, mortgage backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions.

In Japan, there is a market in which participants lend and borrow debt securities without collateral to/from financial institutions under agreements known as lending and borrowing debt securities contracts. Under these agreements, Nomura lends and borrows debt securities without collateral. At March 31, 2003 and 2004, the aggregate contractual amounts of borrowing debt securities contracts without collateral were ¥736 billion and ¥720 billion ($7 billion), respectively. There were no lending securities contracts without collateral at March 31, 2003 or 2004.

The fair value of securities received as collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities and the portion that has been sold or repledged at March 31, 2003 and 2004 are as follows:

	Billions of yen		Translation into billions of U.S. dollars
	March 31
	2003	2004	2004
The fair value of securities received as collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥13,056	¥16,274	$156
The portion of the above that has been sold (included in Securities sold but not yet purchased on the consolidated balance sheets) or repledged	11,258	12,882	124

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the normal course of business, Nomura enters into Gensaki transactions which involve selling securities to customers and repurchasing them from the customers on a specific future date at a specific price. As the Gensaki transactions are recorded as sales, the related securities and repurchase obligations are not reflected on the accompanying consolidated balance sheets. As of March 31, 2003 and 2004, securities sold under Gensaki agreements but not yet reacquired amounted to ¥35,000 million and ¥25,000 million ($240 million), respectively. The contractual repurchase value of the above Gensaki transactions at March 31, 2003 and 2004 approximated the market value of the securities at those dates.

Nomura seeks to minimize the market and credit risks associated with its customer securities activities through various control policies and procedures, including continuous monitoring of market and customer exposures, hedging strategies, and requiring collateral or additional margin or reduced positions when necessary.

Financial instruments pledged without the right to sell or repledge as collateral

Securities and loans receivables owned by Nomura, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them as at March 31, 2003 and 2004, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Trading assets:
Equity securities and convertible bonds	¥286,940	¥278,000	$2,668
Government and government agency bonds	365,585	430,614	4,133
Bank and corporate debt securities	749,398	698,647	6,707
Warrants	172	1,087	10
Mortgage and mortgage-backed securities	842,561	629,736	6,045

	¥2,244,656	¥2,038,084	$19,563

Loans receivable and Investments:
Loans receivable	¥43,367	¥—	$—
Non-trading debt securities	50,483	48,099	462

	¥93,850	¥48,099	$462

Derivatives utilized for trading purposes—

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities, etc. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

These instruments involve, to varying degrees, off-balance sheet market and credit risk under which default by the counterparty and future changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments may ultimately result in cash settlements in excess of the amounts recognized on the consolidated balance sheets.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura enters into various derivative financial instrument transactions including futures, forwards, swap and option contracts involving securities, foreign currency, interest rate and other money market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities. The Company’s U.S.-based indirect wholly-owned subsidiary, Nomura Derivative Products Inc. (“NDPI”), engages in the swap business. Counterparties to transactions executed with NDPI rely solely on the creditworthiness of NDPI and have no claims against the assets of any other Nomura group entities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives in order to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Forward and futures contracts are commitments to either purchase or sell securities, foreign currency or money market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot, and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are conducted through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts are considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency swap transactions. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent these derivative financial instruments are economically hedging offsetting financial instruments or securities positions of Nomura, the overall off-balance sheet risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis in accordance with FIN No. 39.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2002, the EITF reached a consensus on EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” EITF Issue No. 02-3 precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” EITF Issue No. 02-3 also communicates the FASB staff’s view that the transaction price for a derivative contract is the best information available with which to estimate fair value at the inception of a contract when the estimate is not based on other observable market data. Nomura defers recognition of certain gains and losses at the inception of a contract in accordance with EITF Issue No. 02-3.

The table below discloses the fair values at March 31, 2003 and 2004 of derivative financial instruments for trading purposes held or issued by Nomura. These amounts are not reported net of collateral, which Nomura obtained to reduce credit risk exposure.

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Trading Assets:
Foreign exchange forwards	¥16,558	¥34,807	$334
FRA(1) and other OTC(2) forwards	296	1,073	10
Swap agreements	410,912	293,883	2,821
Options other than securities options—purchased	75,651	149,896	1,439

Sub-total	503,417	479,659	4,604
Securities options—purchased(3)	37,704	40,593	390

Total	¥541,121	¥520,252	$4,994

Trading Liabilities:
Foreign exchange forwards	¥16,999	¥29,629	$284
FRA and other OTC forwards	8	1,324	13
Swap agreements	443,408	297,856	2,859
Options other than securities options—written	26,590	88,559	850

Sub-total	487,005	417,368	4,006
Securities options—written(3)	26,900	61,481	590

Total	¥513,905	¥478,849	$4,596

(1)	“FRA” is Forward Rate Agreements.
(2)	“OTC” is Over The Counter.
(3)	Included in Securities inventory and Securities sold but not yet purchased, as appropriate.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net gain on trading

While trading activities are primarily generated by client order flow, Nomura also takes proprietary positions in interest rate, debt and equity instruments. Revenues from trading include realized and unrealized gains and losses arising from trading as principal. Revenues also include realized and unrealized gains and losses on debt and equity securities and derivatives utilized in arbitrage strategies for Nomura’s own account. Nomura manages its trading business by product groupings. The following table of net trading gains by business unit has been prepared in order to present Nomura’s net trading gains and losses in a format which reflects the manner in which Nomura manages its businesses.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2004
Merchant Banking-including units managing principal finance business and some other private equity business	¥2,779	¥1,548	$15
Equity trading-including units trading primarily in stocks, convertible bonds, stock subscription warrants, and related derivatives	35,919	75,232	722
Fixed income trading-including units trading primarily in government bonds, corporate debt securities, related derivatives, and foreign exchange in connection with Nomura’s securities business	133,610	152,262	1,462

	¥172,308	¥229,042	$2,199

Non-trading activities—

Nomura’s non-trading activities consist primarily of investments in equity securities for Nomura’s operating purposes and derivatives for purposes other than trading. Non-trading assets and non-trading liabilities consist of accounts other than Trading assets and private equity investments, Trading liabilities and trading balances of secured borrowings contained in Long-term borrowings which are shown in Note 8.

Derivatives utilized for non-trading purposes

Nomura’s principal objective in utilizing derivatives for purposes other than trading is market risk management for certain non-trading assets and liabilities such as non-trading debt securities, loans receivable from customers and other assets as well as bonds and notes issued. The operations of Nomura are subject to the risk of interest rate and currency rate fluctuations to the extent that there is a difference between the amounts of Nomura’s interest-bearing and/or foreign currency assets and liabilities which mature or reprice in specified periods. To manage its exposures to market movements, Nomura uses derivative financial instruments.

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed or floating rate interest payments on its debt obligations to floating rate or fixed payments. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged. Nomura also uses interest rate swaps to modify the interest rate characteristics of certain assets including loans receivable from customers. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Estimated fair value of financial instruments—

Nomura’s financial instruments are recorded using several methods, including historical cost, amortized cost or fair value. Specific accounting policies for significant financial instruments are discussed in Note 2.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated fair values of Nomura’s financial instruments are derived using quoted market prices, where available. Because no quoted market prices exist for a significant portion of Nomura’s financial instruments, the fair values of such instruments have been estimated using various valuation techniques that are influenced by numerous subjective assumptions, such as discount rates of future cash flows. It should be noted that different assumptions or estimation methodologies could significantly affect these estimates. Such estimates, therefore, may not be necessarily indicative of the net realizable or liquidation value of these instruments. In addition, the estimated fair values presented are calculated based on market conditions at a specific point in time and may not be reflective of future fair values.

Short-term financial assets and liabilities carried at amounts which approximate fair value include: cash and cash deposits, receivables from customers/other than customers, receivables under resale agreements and securities borrowed transactions, short-term borrowings, time and other deposits received, payables to customers/other than customers and payables under repurchase agreements and securities loaned transactions. These financial instruments mature principally within one year and bear interest at rates that approximate market.

The estimated fair values of loans receivable approximate carrying value. The estimated fair values of loans are determined based on loan characteristics. The fair value of fixed rate loans was estimated by discounting estimated cash flows. The discount rates are based on the current market rates for the applicable maturity. Where quoted market prices are available, such market prices were utilized as estimated fair values. For Nomura’s floating rate loans receivable, carrying value approximates fair value.

The following table presents financial instruments with carrying values that differ from their estimated fair values.

	Billions of yen				Translation into billions of U.S. dollars
	March 31
	2003		2004		2004
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial liabilities:
Long-term borrowings	¥2,269	¥2,293	¥2,385	¥2,399	$23	$23

Long-term borrowings

For certain bonds and notes issued by Nomura, Nomura enters into interest rate and currency swap contracts designated as hedges. The estimated fair values of the bonds and notes and related hedging instruments were estimated using quoted market prices where available or by discounting future cash flows.

5. Private equity investments:

Terra Firma investments

Nomura had been actively involved in the private equity business, through its UK based Principal Finance Group (“PFG”). As a result of a review to determine the optimum structure to run this business going forward, on March 27, 2002, Nomura restructured PFG and, as a result, contributed its investments in certain of its remaining investee companies (the “PFG entities”) to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited (“Terra Firma”), the general partner of TFCP I, which is independent of Nomura, assumed management of these investments, together with one investment, Annington Holdings plc, which was not transferred to the partnership. With effect from March 27, 2002, Nomura ceased consolidating the PFG entities and accounts for these investments managed by Terra Firma (collectively referred to as “Terra Firma investments”) at fair value in accordance with the accounting practices for broker-dealers and applicable to investment companies.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of the Terra Firma investments was derived from their projected future cash flows discounted at their weighted average cost of capital and, in some cases, real estate property valuations received from independent valuation specialists. The estimated fair value of Terra Firma investments was ¥265,742 million and ¥287,246 million ($2,757 million) at March 31, 2003 and 2004, respectively. Of this, the respective percentages at March 31, 2003 and 2004 are 64 % and 65% for Real Estate, 6% and 12% for the Services Sector and the remaining balance of 30% and 23% is in Consumer Businesses, which includes Retail and Consumer Finance.

Other private equity investments

Terra Firma Capital Partners Limited (“TFCPL”) has been established by former employees of Nomura to advise Terra Firma in relation to the management of TFCP I as well as the raising and investing of additional capital. Nomura also agreed to be a 10% founder investor in a new private equity fund (“TFCP II”), which has been raised by TFCPL. At March 31, 2004, TFCP II closed commitments of ¥251 billion ($2.4 billion) and Nomura has a commitment of ¥25,073 million ($241 million), of which ¥3,996 million ($38 million) had been drawn down for investments. Nomura also accounts for its investment in TFCP II at fair value.

Nomura also has a growing private equity business in Japan, which it operates through a wholly owned subsidiary, Nomura Principal Finance Co., Ltd. (“NPF”). Since its inception, NPF has made 13 investments for an aggregate value of ¥ 71,250 million ($684 million) and exited from 2 of these investments. During the year ended March 31, 2004, NPF acquired three businesses in separate transactions. These acquisitions were not significant individually. The purchase price, net of cash acquired was ¥29,491 million ($283 million). The NPF investments are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment pending a determination of whether investment company accounting is appropriate for NPF. The AICPA is expected to issue in 2004 a Statement of Position (“SOP”)—Clarification of the Scope of the Audit and Accounting Guide “Audits of Investment Companies” and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies. When the SOP is issued, Nomura will make a determination under the guidance provided by the SOP as to whether NPF qualifies as an investment company. If NPF qualifies as an investment company, these investments will be carried at fair value.

Nomura does not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the investment Company Audit Guide (the “Audit Guide”). As discussed in Note 2, the FASB has deferred application of FIN 46 to non-registered investment companies until the Investment Company SOP is finalized. The most significant of the entities currently excluded from FIN46-R are the Terra Firma investments. Nomura’s interest in these investments totals ¥287 billion ($2.8 billion), which is already recorded on the consolidated balance sheet at March 31, 2004. This amount represents Nomura’s maximum exposure to loss at that date. When the SOP is issued, Nomura will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R will not materially change Nomura’s economic exposure with respect to these investments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Terra Firma investments valuation

As stated above, Terra Firma investments are carried at fair value. Corresponding changes in the fair value of these investments are included in Gain (loss) on private equity investments. The determination of fair value is significant to Nomura’s financial condition and results of operations and requires management to make judgments based on complex factors.

As the underlying investments are in non-publicly listed companies, there are no externally quoted market prices available. As a result, Nomura’s Risk Management unit meets with TFCPL and the management teams of the underlying investments to discuss, among other things, Terra Firma’s valuation of the investments, current business performance, actual versus budgeted results, revised full year projections and the status of major initiatives to boost sales, or reduce operating costs. Terra Firma also provides regular performance reports for each investment. The information obtained from these meetings and reports, together with comparisons made to similar quoted businesses and, in the case of any property based investments, input from external advisors allows Nomura to produce its own estimates of the fair value for each underlying investment.

In estimating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length.

Valuations are typically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from bottom up, detailed projections prepared by management of each respective investment. These projections will reflect the business drivers specific to each investment.

Examples of the factors affecting the business valuations are set out in the table below:

Sector	Valuation Factors
Hotels	Room rate achieved and occupancy, which in turn are driven by business and leisure travel. Revenue from conference facilities and food and beverage sales. Staff and other costs and central overheads.

Real Estate

Sales values, leaseback and open market rental values achieved, driven by underlying demand for housing in both the homeowner and rental markets.

Property holding and refurbishment and head office costs.

Profit share payable to third parties

Availability and cost of finance.

Sector	Valuation Factors
Consumer Finance	Number of rental agreements outstanding, average revenue per rental agreement (taking into account arrears), rental acquisition costs, rental maintenance costs, as well as overheads and head office costs.

Retail	Market share, changes in market size, underlying trends in consumer behavior. Gross margin and operating costs, including outlet overheads and head office costs.

Services	Contract terms negotiated at beginning of contract. Initial contract set up costs and capital expenditure. Ongoing servicing costs, including staff costs and central overheads. Additional contracts and additional non-contracted works. Availability and cost of finance.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Where possible these valuations are compared with price/earnings data for comparable quoted companies or recent market price data for comparable transactions. Any significant differences are analyzed and consideration given to whether this analysis indicates an adjustment to the Discounted Cash Flow valuation is required. While it is likely that certain potential purchasers may have special interests in the relevant investments that would allow them to justify a premium price, such as synergy or strategic benefits, no such premium has been included within the valuation models. Conversely, no discounts have been taken for the fact that there may only be a limited number of potential purchasers of the investments. These valuations are then stress tested to assess the impact of particular risk factors. Examples of such stress tests include:

•	Stressing exit assumptions, either by altering the timing or the exit multiple used. In particular, using exit multiples in line with 5-year lows of trading multiples for similar companies are considered

•	Stressing growth assumptions, to assume lower growth. Where possible, the impact of a mild recession is considered

•	Removing or curtailing any assumptions about increases in operating margins.

An assessment of the results of the fair value exercise and the stress tests allows the final estimated valuation to be established. The fair value of Terra Firma investments represents the sum of the fair values of the individual investments less any performance bonuses that may be payable, either to the management team of a particular business or to Terra Firma.

For recently acquired investments (i.e., those acquired within 12 months, such as the investment in TFCP II), fair value is equal to acquisition cost unless there has been a material change to the operating performance of the specific investment or a significant event has occurred in the marketplace.

The use of different valuation models, methodologies or assumptions could produce materially different estimates of fair value, which could materially affect the results of operations or statement of financial condition.

Subsequent event

In April 2004, NPF has entered into an agreement to strengthen the capital base of Millennium Retailing Group (“MRG”), a major Japanese department store chain. Under the agreement, NPF will acquire ¥20 billion ($0.2 billion) of new shares to be issued by MRG around July 2004 and additional ¥30 billion ($0.3 billion) around the end of January 2005, giving NPF a majority stake.

6. Securitization and Variable Interest Entities (VIEs):

Securitization activities—

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in revenues.

During the years ended March 31, 2003 and 2004, Nomura securitized ¥110 billion and ¥170 billion ($1.6 billion) of financial assets, respectively. In addition, Nomura received ¥45 billion and ¥17 billion ($0.2 billion) from securitization trusts and paid ¥38 billion and ¥12 billion ($0.1 billion) to securitization trusts, respectively. Nomura held ¥5 billion and ¥2 billion ($0.02 billion) of retained interests in transferred assets at March 31, 2003 and 2004, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Variable Interest Entities (VIEs)—

In January 2003, the FASB issued FIN 46. FIN 46 provides guidance on what constitutes a variable interest entity (“VIE”) and the circumstances under which it is to be consolidated. VIEs are entities which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or in which equity investors do not have the characteristics of a controlling financial interest. VIEs are required to be consolidated by the primary beneficiaries of a VIE, generally defined as the enterprise that will absorb a majority of the expected losses or receive a majority of the expected residual returns of the entity, or both. In accordance with the original provisions, Nomura adopted FIN 46 immediately for all VIEs created after January 31, 2003. For VIEs created before February 1, 2003, Nomura was initially required to adopt FIN 46 in the period beginning after June 15, 2003, i.e., July 1, 2003 in Nomura’s case.

In October, 2003, the FASB deferred the effective date for applying the provisions of FIN 46 to VIEs created before February 1, 2003, until the end of the period ending after December 15, 2003, i.e., December 31, 2003 in Nomura’s case. The FASB also deferred the effective date for applying FIN 46 to “non-registered investment companies” until the AICPA finalizes its proposed Statement of Position (“SOP”) on the clarification of the scope of the AICPA Audit and Accounting Guide—Audits of Investment Companies (“Audit Guide”) and accounting by parent companies and equity method investors for investments in investment companies. In December 2003, the FASB issued a revision to FIN 46 (FIN 46-R), which incorporated the October 2003 deferral provisions and clarified and revised the accounting guidance for VIEs. Nomura applied FIN 46-R to all VIEs other than non-registered investment companies created before February 1, 2003, in which it held a variable interest as of December 31, 2003. The implementation of FIN 46-R did not have a material impact on Nomura’s consolidated financial statements for the year ended March 31, 2004.

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, administrator of VIEs, and underwriter, distributor and seller of asset-repackaged financial instruments issued by VIEs in connection with its securitization activities. Nomura purchases and sells variable interests in VIEs in connection with its market-making and investing activities. At March 31, 2004, Nomura consolidated a VIE of which Nomura currently is the primary beneficiary, that was created to market structured bonds to investors by repackaging corporate convertible bonds.

Nomura also sells beneficial interests regarding leveraged or operating leases for aircraft using VIEs. In such transactions, Nomura may have significant variable interests. In addition, Nomura may have equity interest in VIEs which acquire assets primarily high yield leveraged loans and other debt obligations rated below investment grade, by issuing debt and equity.

The following table sets forth the aggregate total assets of VIEs for which Nomura holds the significant variable interests and maximum exposure to loss associated with these significant variable interests at March 31, 2004. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure:

	Billions of yen	Translation into billions of U.S. dollars
VIE assets	¥120	$1.2
Maximum exposure to loss	19	0.2

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nomura does not apply FIN 46-R to entities that are non-registered investment companies that account for their investments in accordance with the Audit Guide. As discussed in Note 1, the FASB has deferred application of FIN 46 to non-registered investment companies until the Investment Company SOP is finalized. The most significant of these entities are the Terra Firma investments. Nomura’s interest in these investments totals ¥287 billion ($2.8 billion), which is already recorded on the consolidated balance sheet at March 31, 2004. This amount represents Nomura’s maximum exposure to loss at that date. When the SOP is issued, Nomura will determine whether it remains appropriate to continue to carry the Terra Firma investments at fair value. Depending on the terms of the final SOP and the results of Nomura’s review, it is possible that either all or some of the Terra Firma investments could require re-consolidation, thus FIN 46-R could have a material impact on Nomura’s consolidated financial statements in the future. However, adopting FIN 46-R will not materially change Nomura’s economic exposure with respect to these investments.

7. Receivables from and payables to customers and other:

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”). Margin transaction loans amounting to ¥47,243 million and ¥149,114 million ($1,431 million) at March 31, 2003 and 2004, respectively, are collateralized by customers’ securities and are also collateralized by customers’ deposits of securities. Banking/financing activities loans amount to ¥272,562 million and ¥214,825 million ($2,062 million) at March 31, 2003 and 2004, respectively. Inter-bank money market loans amount to ¥113,569 million and ¥176,866 million ($1,698 million) at March 31, 2003 and 2004, respectively.

Receivables from and payables to customers/other than customers include amounts due to securities transactions. Net receivables/payables arising from unsettled trades were included in Receivables from customers amounting to ¥389,790 million at March 31, 2003, and Payables to customers in the amount of ¥506,318 million ($4,860 million) at March 31, 2004. Payables to customers/other than customers include funds received from customers/other than customers. Deposits received from customers of ¥150,357 million and ¥190,163 million ($1,825 million) are included in Payables to customers at March 31, 2003 and 2004, respectively.

Nomura establishes an Allowance for doubtful accounts for amounts estimated to be uncollectible. Changes in the Allowance for doubtful accounts for the years ended March 31, 2003 and 2004 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2004
Balance at beginning of year	¥(18,410)	¥(15,159)	$(146)
Additions:
Charged to costs and expenses	—	(13)	0
Deductions:
Reversal of allowance for doubtful accounts	3,661	—	—
Charge-offs	650	9,237	89
Other:
Other—net	(1,060)	157	2

Balance at end of year	¥(15,159)	¥(5,778)	$(55)

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Borrowings:

Borrowings of Nomura at March 31, 2003 and 2004 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Short-term borrowings:
Commercial paper	¥251,151	¥283,000	$2,717
Bank loans(1)	85,460	464,545	4,459
Other(2)	846,924	2,276,796	21,854

Total	¥1,183,535	¥3,024,341	$29,030

Long-term borrowings:
Long-term loans from banks and other financial institutions	¥492,020	¥520,468	$4,996
Funding balances of bonds and notes issued:
Fixed-rate obligations:	503,874	518,820	4,980
Japanese yen denominated(3)	503,874	518,820	4,980
Variable-rate obligations:	45,319	34,200	328
Japanese yen denominated	33,826	34,200	328
Non-Japanese yen denominated	11,493	—	—
Medium-term notes:	1,040,278	1,190,826	11,431
Japanese yen denominated	791,245	982,548	9,432
Non-Japanese yen denominated	249,033	208,278	1,999

	1,589,471	1,743,846	16,739
Trading balances of secured borrowings	187,879	121,155	1,163

Total	¥2,269,370	¥2,385,469	$22,898

(1)	Include interbank secured Call Loans of Nil at March 31, 2003 and ¥350 billion ($3 billion) at March 31, 2004.
(2)	Includes secured loans from the Bank of Japan of ¥838 billion at March 31, 2003 and ¥2,230 billion ($21 billion) at March 31, 2004.
(3)	Warrants included in “Fixed-rate obligations: Japanese yen denominated” are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
1.01% warrant at ¥2,305.00 per share—due year ending March 31, 2005	¥2,631	¥2,631	$25

At March 31, 2004, fixed-rate obligations are due between 2004 and 2018 at interest rates ranging from 0.40% to 4.15%. Variable-rate obligations, which are generally based on LIBOR, are due between 2004 and 2015 at interest rates ranging from 0.10% to 2.34%. Medium-term notes are due between 2004 and 2034 at interest rates ranging from 0.00% to 20.00%.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the holder at specified dates prior to maturity and include various equity-linked or other indexed instruments.

Nomura enters into swap agreements to manage its exposure to interest rate and currency risks. Principally, bonds and notes issued by subsidiaries are effectively converted to LIBOR-based floating rate obligations through such swap agreements. Carrying value of the long-term borrowings include adjustments to reflect fair value hedges.

The effective weighted-average interest rates of borrowings, some of which include the effect of hedges, at March 31, 2003 and 2004 were as follows:

	March 31
	2003	2004
Short-term borrowings	0.16%	0.20%
Long-term borrowings	0.56%	0.36%
Fixed-rate obligations	0.61%	0.58%
Variable-rate obligations	0.83%	0.65%
Medium-term notes	0.43%	0.14%

Trading balances of secured borrowings

These balances of secured borrowings represent secured loans from special purpose entities. These borrowings were not borrowed for the purpose of Nomura’s funding but for trading purposes for Nomura to gain profits from distribution of the bonds and notes by the special purpose entities to investors. Such bonds and notes are secured by or referenced to certain assets pledged from Nomura to the special purpose entities, and the interest rates and/or redemption values or maturity have been linked to the performance of these referenced assets. The outstanding balances of these assets are included in the consolidated balance sheets as Securities inventory, and approximate the outstanding balances of related secured borrowings.

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2003 consist of the following (1):

Year ending March 31	Millions of yen
2004	¥313,933
2005	220,113
2006	213,025
2007	176,283
2008	224,411
2009 and thereafter	1,121,605

¥2,269,370

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges, as of March 31, 2004 consist of the following (1):

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2005	¥199,349	$1,914
2006	195,068	1,872
2007	190,412	1,828
2008	246,401	2,365
2009	270,792	2,599
2010 and thereafter	1,283,447	12,320

	¥2,385,469	$22,898

(1)	The maturities tables above are presented on a contractual maturity basis.

Borrowing facilities

At March 31, 2003 and 2004, Nomura had unused committed lines of credit amounting to ¥921,385 million and ¥805,814 million ($7,735 million), respectively.

9. Assets pledged:

In the normal course of business, certain of Nomura’s assets are pledged to collateralize borrowing transactions, securities financing transactions, derivative transactions and for other purposes. At March 31, 2003 and 2004, the carrying value of assets pledged, except for those disclosed in Notes 4 and 8, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Trading securities	¥773,267	¥2,440,316	$23,424
Loans receivable	—	73,752	708
Non-trading debt securities	—	37,013	355
Land and buildings	8,606	—	—
Investments in and advances to affiliated companies	—	6,648	64

	¥781,873	¥2,557,729	$24,551

Assets in the above table were mainly pledged to financial institutions for loans payable and derivative transactions.

In addition, Nomura repledged ¥168,472 million and ¥193,652 million ($1,859 million) of securities borrowed at March 31, 2003 and 2004 as collateral for bank loans and other loans.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Yen amounts in millions except per share data presented in yen		Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Year ended March 31
	2003	2004	2004
Income before cumulative effect of accounting change applicable to common stock	¥10,114	¥172,329	$1,654
Cumulative effect of accounting change applicable to common stock	109,799	—	—

Net income applicable to common stock	¥119,913	¥172,329	$1,654

Basic—
Weighted average number of shares outstanding (in thousands)	1,957,316	1,940,116

Basic EPS:
Income before cumulative effect of accounting change	¥5.17	¥88.82	$0.85
Cumulative effect of accounting change	56.09	—	—

Net income	¥61.26	¥88.82	$0.85

Diluted—
Weighted average number of shares outstanding used in diluted EPS computations (in thousands)	1,957,316	1,940,239

Diluted EPS:
Income before cumulative effect of accounting change	¥5.17	¥88.82	$0.85
Cumulative effect of accounting change	56.09	—	—

Net income	¥61.26	¥88.82	$0.85

There were warrants and options to purchase 3,230, and 3,148 thousand common shares, at March 31, 2003 and 2004, respectively, which were not included in the computation of diluted EPS because their exercise prices were greater than the average market prices of the common shares for each fiscal year.

11. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”). The following summarizes these plans:

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Severance indemnities and pension plans—

Employees of the Company and subsidiaries other than private equity investees in Japan (“the Japanese entities”) who terminate employment are usually entitled to lump-sum severance indemnities or pension payments. The unfunded retirement plans generally provide lump-sum severance indemnities for employees in the Japanese entities with at least two years of service calculated by a formula based upon position, years of service and reason of retirement according to company regulations. The amounts of lump-sum severance indemnities under the unfunded retirement plans are subject to certain deductions if the participants receive pension payments. Some Japanese entities also have non-contributory defined benefit pension plans which provide annuity payments subsequent to retirement or lump-sum payments at the time of retirement for employees who retire at or after the age of 53 with at least 20 years of service or for survivors according to company regulations. The annuity is payable commencing at the age of 60 and is guaranteed for 15 years or for life, whichever is longer. Lump-sum payments are also provided to employees with at least 20 years of service. The annuity or lump-sum payments are calculated using a formula based upon position, years of service and reason of retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards.

In addition to the plans above, the Company and Nomura Securities Co., Ltd. adopted defined contribution pension plans in December 2001. Other Japanese entities started defined contribution pension plans in 2002 and 2003.

Substantially all overseas subsidiaries have various local defined benefit plans or defined contribution pension plans covering certain employees.

Net Periodic Benefit Expense

The net pension and severance costs of the defined benefit plans for the years ended March 31, 2003 and 2004 include the following components. Nomura uses a measurement date of December 31 for its defined benefit plans.

Japanese plans—

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2004
Service cost	¥7,270	¥8,064	$77
Interest cost	4,241	3,944	38
Expected return on plan assets	(2,910)	(2,542)	(24)
Amortization of net transition assets	(424)	(417)	(4)
Amortization of net actuarial losses	3,722	5,375	52
Amortization of prior service cost	356	356	3

Net periodic pension and severance costs	¥12,255	¥14,780	$142

Nomura also recognized net periodic costs of plans other than Japanese plans, which are not significant.

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in Japanese plans benefit obligation and fair value of plan assets for the years ended March 31, 2003 and 2004 and a summary of the funded status at March 31, 2003 and 2004.

	Millions of yen		Translation into millions of U.S. dollars
	As of or for the year ended March 31
	2003	2004	2004
Change in projected benefit obligation:
Benefit obligation at beginning of year	¥185,410	¥198,047	$1,901
Service cost	7,270	8,064	77
Interest cost	4,241	3,944	38
Actuarial loss	9,842	8,763	84
Benefits paid	(8,780)	(9,210)	(88)
Other	64	(230)	(2)

Benefit obligation at end of year	198,047	209,378	2,010

Change in plan assets:
Fair value of plan assets at beginning of year	111,080	96,979	931
Actual return on plan assets	(13,512)	19,413	186
Employer contributions	5,474	5,432	52
Benefits paid	(6,063)	(6,493)	(62)

Fair value of plan assets at end of year	96,979	115,331	1,107

Funded status	(101,068)	(94,047)	(903)
Unrecognized net assets at transition	(417)	—	—
Unrecognized net actuarial loss	89,323	75,841	728
Unrecognized prior service cost	833	477	5

Net accrued pension liabilities	(11,329)	(17,729)	(170)

Intangible asset	(1,595)	(477)	(5)
Minimum pension liability adjustment	(68,168)	(54,414)	(522)

Accrued pension/severance cost recognized in the consolidated balance sheets	¥(81,092)	¥(72,620)	$(697)

Nomura also recognized accrued pension/severance costs for other plans amounting to ¥5,490 million at March 31, 2003 and ¥13,819 million ($133 million) at March 31, 2004.

The accumulated benefit obligation for Japanese plans was ¥178,071 million and ¥187,951 million ($1,804 million) as of March 31, 2003 and 2004, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assumptions

The following table presents the weighted-average assumptions used to determine Japanese plans benefit obligations at year end:

	March 31
	2003	2004
Discount rate	2.0%	1.8%
Rate of increase in compensation levels	4.0%	4.0%

The following table presents the weighted-average assumptions used to determine Japanese plans net periodic benefit costs for the year:

	Year ended March 31
	2003	2004
Discount rate	2.3%	2.0%
Rate of increase in compensation levels	4.1%	4.0%
Expected long-term rate of return on plan assets	2.6%	2.6%

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

Plan Assets

The following table presents the composition of plan assets for Japanese plans by asset category:

	March 31
	2003	2004
Equity securities	47.4%	57.6%
Debt securities	46.4%	37.1%
Other	6.2%	5.3%

Total	100.0%	100.0%

Nomura’s investment policies are to protect plan assets while generating sufficiently stable real returns to help cover current and future benefit payment needs. Risk is controlled through diversification of asset types in domestic and overseas equity securities, debt securities and other. For Japanese plans, the target of strategic allocation is principally 53.5% equity securities, 38.5% debt securities and 8.0% other. The asset mix and when and how to rebalance the portfolio are reviewed periodically.

Cash Flows

Nomura expects to contribute approximately ¥5,358 million ($51 million) to Japanese plans in the year ending March 31, 2005 based upon their current funded status and expected asset return assumptions. Certain Japanese entities’ policy is to fund amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan participants.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Expected benefit payments associated with Japanese plans for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Year ending March 31	Millions of yen	Translation into millions of U.S. dollars
2005	¥9,209	$88
2006	7,269	70
2007	7,583	73
2008	8,165	78
2009	7,922	76
2010-2014	46,625	448

Defined Contribution Plans

Japanese entities contributed ¥724 million and ¥733 million ($7 million) to the defined contribution pension plans for the years ended March 31, 2003, and 2004, respectively.

The contributions to the overseas defined contribution pension plans are ¥2,407 million and ¥2,223 million ($21 million) for the years ended March 31, 2003 and 2004, respectively.

Japan Securities Dealers Employees Pension Fund (“JSDE Fund”)

Substantially all employees of the Japanese entities were covered under an industry-wide multi-employer non-contributory welfare pension plan, which is administered by the JSDE Fund in coordination with the contributory governmental welfare pension plan. Most of the Japanese entities withdrew from the JSDE Fund at the end of August 2001. The rest of the Japanese entities also withdrew from the JSDE Fund at the end of August 2003, and paid a special withdrawal charge of ¥2,825 million ($27 million) that was charged to income in the year ended March 31, 2004.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS and these benefits are currently funded and provided through NSHIS. The Company and certain subsidiaries sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not provide any provision for the future cost. The net postretirement benefit costs, which are equivalent to the required contribution, amount to ¥3,974 million and ¥4,569 million ($44 million) for the years ended March 31, 2003 and 2004, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Stock-based compensation plans:

At March 31, 2004, the Company has three stock-based compensation plans (“Stock Option Plans”). The first commenced in August 2000, the second commenced in August 2002 and the third commenced in July 2003. In August 2000, upon the issuance of unsecured bonds with detachable warrants, the Company purchased all of the detachable warrants and delivered 2,619 warrants for the acquisition of 1.1 million shares to directors, statutory auditors and certain employees as stock options. The warrants vested 6 months after the date of grant. In August 2002, the Company granted 2,227 stock acquisition rights as stock options for the acquisition of 2.2 million shares to directors, statutory auditors, and certain employees. The options vest two years after the date of grant. In July 2003, the Company granted 2,252 stock acquisition rights as stock options for the acquisition of 2.3 million shares to directors, executive officers, and certain employees. The options vest two years after the date of grant.

The activity related to these Stock Option Plans is set forth below:

	Options outstanding	Weighted average exercise price	Weighted average remaining life (years)
Outstanding at March 31, 2002	1,041,214	¥2,305	2.4
Granted	2,227,000	1,807
Exercised	—	—
Repurchased	(37,744)	2,305
Forfeited	—	—
Outstanding at March 31, 2003	3,230,470	1,962	4.8
Granted	2,252,000	1,631
Exercised	—	—
Repurchased	(65,076)	2,305
Forfeited	(27,000)	1,742
Outstanding at March 31, 2004	5,390,394	1,820	4.8

At March 31, 2003, and 2004, options exercisable were 1,003,470, and 938,394, respectively.

The following table details the distribution of stock options at March 31, 2004:

	Options outstanding			Options exercisable
Exercise prices	Options outstanding	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Options exercisable	Weighted- average exercise price
¥1,500 – 1,999	4,452,000	¥1,718	5.8	—	¥—
¥2,000 – 2,499	938,394	¥2,305	0.4	938,394	¥2,305

Total	5,390,394	¥1,820	4.8	938,394	¥2,305

Total stock-based compensation expense included in net income for the year ended March 31, 2003 and 2004, were ¥349 million, and ¥928 million ($9 million), respectively.

The fair value of options granted during the years ended March 31, 2003 and 2004 was ¥451 and ¥516 ($5) per share, respectively, at the grant date. Fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	Year ended March 31
	2003	2004
Expected dividend yield	0.99%	0.97%
Expected volatility	43.72%	44.58%
Risk-free interest rate	0.73%	0.62%
Expected lives	7 years	7 years

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent event

On May 21, 2004, the Company approved the issuance of stock acquisition rights effective June 4, 2004 in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan and a resolution passed at the annual general meeting of shareholders held on June 26, 2003. Total number of stock acquisition rights to be issued is 1,363 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 1.4 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price shall be ¥ 1 per share. The options vest two years after the date of grant.

The Company will issue additional stock acquisition rights as stock options (shinkabu-yoyaku-ken) as incentives for the directors, executive officers and employees of the Company and its subsidiaries to maintain high levels of performance and to recruit talented human resources. Issuance of stock acquisition rights as stock options (shinkabu-yoyaku-ken) without receipt of consideration in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan was approved at the annual meeting of shareholders held on June 25, 2004. Pursuant to the approval, the Company will introduce the following two additional types of stock option plans, the “Stock Option A plan” and the “Stock Option B plan”. According to the Stock Option A plan, the Company will grant up to 2,500 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 2.5 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price will be the amount that is equal to 1.05 times the higher of either the average of the daily closing prices of the common stock of the Company in regular trading at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights, or the closing price on the issue date. According to the Stock Option B plan, the Company will grant up to 2,500 stock acquisition rights as stock options (shinkabu-yoyaku-ken) for the acquisition of 2.5 million shares. Each right will allow the holder to acquire 1,000 shares. The exercise price shall be ¥ 1 per share.

13. Income taxes:

The components of income tax expense reflected in the consolidated income statements are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2004
Current:
Domestic	¥21,570	¥107,989	$1,037
Foreign	3,949	445	4

	25,519	108,434	1,041

Deferred:
Domestic	22,367	10,222	98
Foreign	(10,591)	(8,309)	(80)

	11,776	1,913	18

Total	¥37,295	¥110,347	$1,059

From the year ended March 31, 2003, the Company and its wholly-owned domestic subsidiaries adopted the consolidated tax return system. In addition to the basic corporate tax rate, a 2% surtax was imposed until the year ended March 31, 2004. As a result, the normal effective statutory tax rate of the Company and subsidiaries in Japan was approximately 44% for the years ended March 31, 2003 and 2004.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New Japanese tax legislation was issued in March 2003, reducing the standard enterprise tax rate and creating new taxes on capital and certain expenses defined in the law, which became effective on April 1, 2004 for the Company and its domestic subsidiaries. When this legislation was first released, it was expected that the domestic effective statutory tax rate effective on April 1, 2004 would be approximately 40%; however, as the determination of tax rates were finalized, the actual effective tax rate became 41% as of March 31, 2004. The changes in the future effective tax rate decreased existing deferred tax assets, resulting in increasing Income tax expense—Deferred by ¥7,935 million for the year ended March 31, 2003, and increased existing deferred tax assets, resulting in decreasing Income tax expense—Deferred by ¥1,435 million ($14 million) for the year ended March 31, 2004.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

A reconciliation of the effective income tax rate reflected in the consolidated income statements to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2003	2004
Normal effective statutory tax rate	44.0%	44.0%
Impact of:
Change in deferred tax valuation allowance	12.4	2.1
Non-deductible expenses	6.6	1.3
Dividends from subsidiaries	2.1	0.5
Non-taxable revenue	(6.0)	(1.1)
Tax effect of undistributed earnings of foreign subsidiaries	(7.6)	(3.4)
Different tax rate applicable to income (loss) of foreign subsidiaries	10.3	(1.6)
Effect of revision of future statutory tax rates	15.5	(0.9)
Others	1.4	(1.9)

Effective tax rate	78.7%	39.0%

The net deferred tax assets of ¥112,313 million and ¥105,901 million ($1,017 million) included in the consolidated balance sheets at March 31, 2003 and 2004, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥4,367 million and ¥13 million ($0.1 million) included in Other liabilities—Other in the consolidated balance sheets at March 31, 2003 and 2004, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Details of deferred tax assets and liabilities at March 31, 2003 and 2004 are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥17,795	¥16,842	$162
Valuation of financial instruments	80,505	87,570	841
Accrued pension and severance costs	38,267	45,784	439
Other accrued expenses and provisions	34,294	32,916	316
Operating losses	131,504	123,313	1,184
Others	9,652	5,592	54

Gross deferred tax assets	312,017	312,017	2,996
Less—Valuation allowance	(127,747)	(120,798)	(1,160)

Total deferred tax assets	184,270	191,219	1,836

Deferred tax liabilities
Valuation of financial instruments	56,914	83,206	799
Undistributed earnings of foreign subsidiaries	12,982	1	0
Others	6,428	2,124	20

Total deferred tax liabilities	76,324	85,331	819

Net deferred tax assets	¥107,946	¥105,888	$1,017

The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of the Company believes that it is more likely than not that the related deferred tax assets will not be realized. Changes in the valuation allowance for deferred tax assets for the years ended March 31, 2003 and 2004 are shown below:

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2004
Balance at beginning of year	¥129,153	¥127,747	$1,226
Net change during the year	(1,406)	(6,949)	(66)

Balance at end of year	¥127,747	¥120,798	$1,160

At March 31, 2004, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥125,593 million ($1,206 million). It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

In the year ended March 31, 2004, the Company determined that it would not repatriate undistributed earnings of its three regional holding companies within the foreseeable future. As a result, ¥ 8,496 million ($82 million) of previously provided deferred tax liabilities have been reversed. This decreased the effective tax rate for the year ended March 31, 2004 by approximately 3%.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2004, Nomura has net operating loss carryforwards, for income tax purposes, of ¥390,739 million ($3,751 million) resulting from operations primarily in Japan and the U.S. These losses, except for ¥68,631 million ($659 million), which can be carried forward indefinitely, expire as follows: 2005 through 2011—¥119,949 million ($1,151 million), 2012 and thereafter—¥202,159 million ($1,940 million). Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

14. Common stock, legal reserve and retained earnings:

The balance of retained earnings at March 31, 2003 and 2004 includes statutory legal reserves required under the Japanese Commercial Code and Japanese Securities and Exchange Law that restricts the payments of dividends under the Commercial Code to shareholders. At March 31, 2004, ¥942,177 million ($9,044 million) of statutory retained earnings of the Company is not subject to this restriction, which was based on the amount recorded in the Company’s statutory books of account maintained in accordance with accounting principles and practices prevailing in Japan. The U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the statutory books of account have no effect on the determination of retained earnings restricted for dividends under the Commercial Code.

Retained earnings include Nomura’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥10,082 million ($97 million) at March 31, 2004.

Dividends on common stock per share were ¥15.0 ($0.14) for the years ended March 31, 2003, and 2004, respectively.

The shareholders of the Company approved a stock repurchase program in accordance with Article 210 of the Commercial Code of Japan on June 26, 2002, as follows: (a) total number of shares authorized for repurchase is up to 100 million shares, (b) total value of shares authorized for repurchase is up to ¥250 billion, (c) the Company is authorized to repurchase its stock by the closing of the annual meeting of shareholders for the fiscal year ended March 31, 2003.

Under this repurchase program, the Company repurchased 25 million shares of common stock at a cost of ¥32,914 million ($316 million). In addition, common stock held in treasury includes shares acquired from investors holding shares less than one standard trading unit. Common stock held in treasury also includes 755 thousand shares, or ¥1,532 million ($15 million), held by affiliated companies at March 31, 2004.

The shareholders of the Company approved a stock repurchase program in accordance with Article 210 of the Commercial Code of Japan on June 26, 2003, as follows: (a) total number of shares authorized for repurchase is up to 100 million shares, (b) total value of shares authorized for repurchase is up to ¥150 billion, (c) the Company is authorized to repurchase its stock by the closing of the annual meeting of shareholders for the fiscal year ending March 31, 2004. As of March 31, 2004, the Company has made no share repurchases under this program.

In September, 2003, the Company sold 4,650 thousand shares of treasury shares at a value of ¥7,967 million ($76 million) by a secondary offering, and also, the Company sold treasury shares by adding-to-holdings requests from investors holding shares less than one standard trading unit.

The appropriation of retained earnings with respect to the year ended March 31, 2004, which has been incorporated in the accompanying consolidated financial statements, was approved at the meeting of the board of directors held on May 18, 2004, and recorded in the statutory books of account in accordance with the Commercial Code afterward, and reported to shareholders at the annual meeting of shareholders held on June 25, 2004.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Regulatory requirements:

Under the Securities and Exchange Law, securities companies in Japan are subject to the capital adequacy rules of the Financial Services Agency. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories, (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. At March 31, 2003 and 2004, the capital adequacy ratio of Nomura Securities Co., Ltd. exceeded 120%.

A securities company in Japan is required to segregate cash deposited by customers on securities transactions under the Japanese Securities and Exchange Law. At March 31, 2003 and 2004, Nomura Securities Co., Ltd. segregated bonds with a market value of ¥163,544 million and ¥ 187,507 million ($1,800 million) and equities with a market value of ¥55,298 million and ¥101,824 million ($977 million), respectively, which were either included in Securities inventory on the accompanying consolidated balance sheet or borrowed under lending and borrowing securities contracts, as a substitute for cash.

A subsidiary in the United States is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commissions merchant with the Commodity Futures Trading Commission. The subsidiary is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule, which requires net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 4% of funds required to be segregated in accordance with Section 4d(2) of the Commodity Exchange Act or $250,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or various other exchange requirements, whichever is greater. At March 31, 2003 and 2004, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

A subsidiary in the United Kingdom, a registered securities and futures firm, is subject to the capital requirements of The Financial Services Authority of the United Kingdom. Certain other subsidiaries, including a banking subsidiary, are subject to various regulatory requirements that may limit cash dividends and advances to Nomura and that establish minimum capital requirements. At March 31, 2003 and 2004, these subsidiaries were in compliance with all applicable regulatory capital adequacy requirements.

16. Investments in and transactions with affiliated companies:

Entities comprising a material portion of Nomura’s investments in affiliated companies or having a material impact on Nomura’s financial condition and results of operations include JAFCO Co., Ltd., Nomura Research Institute, Ltd. and Nomura Land and Building Co., Ltd.

JAFCO Co., Ltd. (“JAFCO”)—

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies. Nomura held 21.1% of the outstanding share capital at March 31, 2001 and has applied the equity method of accounting for the investment in JAFCO in the consolidated financial statements. During the year ended March 31, 2002, the Company acquired an additional 0.6% equity interest in JAFCO for a cash consideration of ¥2,122 million at quoted market prices. During the year ended March 31, 2003, the Company acquired an additional 3.6% equity interest in JAFCO from Nomura Land and Building Co., Ltd. The unamortized balance of equity method goodwill arising from JAFCO was ¥22,186 million ($213 million) at March 31, 2004.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The valuation of Nomura’s investment in JAFCO declined significantly because the Japanese and global capital markets slowed, limiting opportunities for financing activities and raising equity capital through initial public offerings. Nomura recorded impairment losses of ¥21,165 million related to the write-down of its investment in JAFCO for the years ended March 31, 2003, respectively, because these losses in value of the investment were other than temporary decline. The losses were included in Non-interest expenses—Other on the accompanying consolidated income statements.

Nomura Research Institute, Ltd. (“NRI”)—

NRI develops and manages computer systems and provides investigation/research services and management consulting services. One of the major customers of NRI is Nomura. Nomura has held 25.2% of the outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NRI in the consolidated financial statements.

NRI was listed on the First Section of the Tokyo Stock Exchange on December 17, 2001 and completed an initial public offering and issued 2 million shares of common stock to third parties at a price of ¥11,000 per share. As a result of this issuance, Nomura’s equity interest in NRI declined from 25.2% to 24.1%.

During the year ended March 31, 2003, the Company acquired an additional 1.0% equity interest in NRI from Nomura Land and Building Co., Ltd. The unamortized balance of equity method goodwill arising from NRI was ¥13,059 million ($125 million) at March 31, 2004.

Subsequent events

On May 18, 2004, the Company acquired an additional 17.2% equity interest in NRI for ¥81,214 million ($780 million) at quoted market price from Nomura Land and Building Co., Ltd. through Nomura Realty Capital Management Co., Ltd. (“NRCM”), a wholly-owned subsidiary of the Company.

Nomura Land and Building Co., Ltd. (“NLB”)—

NLB owns a substantial portion of Nomura’s leased office space in Japan. The lease transactions with Nomura are disclosed in Note 17. Nomura has held 24.9% of NLB’s outstanding share capital since March 31, 2000 and applies the equity method of accounting for the investment in NLB in the consolidated financial statements. During the year ended March 31, 2003, the Company acquired an additional 4.4% equity interest in NLB from a financial institution for cash consideration of ¥102 million. The excess of the cost of the investments in NLB over Nomura’s equity in NLB’s net assets is immaterial.

Subsequent events

On May 18, 2004, NRCM entered into an agreement with NLB to acquire certain assets and assume certain liabilities of NLB in exchange for cash. The transaction is scheduled to close on August 1, 2004.

A summary of balances and transactions with these affiliated companies, except for the lease transactions with NLB, which are disclosed in Note 17, is presented below:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Investments in affiliated companies	¥124,464	¥135,168	$1,297
Advances to affiliated companies	99,506	72,500	696

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2004
Revenues	¥3,592	¥2,443	$23
Non-interest expenses	27,242	34,734	333
Purchase of software and tangible assets	27,946	25,389	244

Advances to affiliated companies consist mainly of loans to NLB, which amount to ¥99,500 million and ¥72,500 million ($696 million), at March 31, 2003 and 2004, respectively. The interest rates of the long-term loans vary from 1.00% to 1.63% per annum, and the repayment dates will be between 2005 and 2007.

The aggregate carrying amount and market value of investments in affiliates for which a quoted market price is available are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Carrying amount	¥112,410	¥122,082	$1,172
Market value	129,111	269,792	2,590

Equity in earnings (losses) of the above mentioned and other affiliates amounted to (¥3,013) million and ¥9,479 million ($91 million) for the years ended March 31, 2003, and 2004, respectively. Dividends from affiliated companies accounted for by the equity method for the years ended March 31, 2003, and 2004 were ¥504 million and ¥790 million ($8 million), respectively.

17. Commitments, contingencies and guarantees:

Credit and investment commitments—

In the normal course of its subsidiaries’ banking/financing activities, Nomura enters into contractual commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in Commitments to extend credit.

Nomura has commitments to invest in various partnerships, primarily in connection with its merchant banking activities and also have commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in Commitments in connection with merchant banking activities.

Contractual amounts of these commitments at March 31, 2003 and 2004 were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Commitments to extend credit	¥188,959	¥102,508	$984
Commitments in connection with merchant banking activities	58,385	57,581	553

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At March 31, 2004, these commitments had the following expirations:

	Millions of yen
	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥102,508	¥30,019	¥54,550	¥—	¥17,939
Commitments in connection with merchant banking activities	57,581	298	22,204	13,159	21,920

	Translation into millions of U.S. dollars
	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$984	$288	$524	$—	$172
Commitments in connection with merchant banking activities	553	3	213	126	211

The contractual amounts of these commitments represent the amounts at risk should the contracts be fully drawn upon, the customers default and the value of any existing collateral become worthless. The total contractual amount of these commitments may not represent future cash requirements since commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on management’s credit evaluation of the counterparty.

Other commitments—

Nomura has commitments to enter into resale and repurchase agreements of ¥1,957 billion and ¥3,514 billion at March 31, 2003 and ¥2,527 billion ($ 24 billion) and ¥3,538 billion ($34 billion) at March 31, 2004, respectively.

Leases—

Leases as lessee

Nomura leases its office space and certain employees’ residential facilities in Japan under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under noncancelable lease agreements. Rental expenses for the years ended March 31, 2003 and 2004 were ¥40,678 million and ¥38,476 million ($369 million), respectively. A substantial portion of such rentals was paid to NLB, an affiliated company. Also, see Note 16, “Investments in and transactions with affiliated companies” for subsequent events.

Lease deposits and rent paid to NLB were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Lease deposits	¥52,448	¥49,408	$474
Rent paid during the year	22,203	21,429	206

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Presented below is a schedule of minimum future rentals under operating leases with remaining terms exceeding one year as of March 31, 2003:

Year ending March 31	Millions of yen March 31, 2003
2004	¥5,344
2005	4,630
2006	3,694
2007	3,223
2008	3,448
2009 and thereafter	13,930

Total minimum lease payments	34,269
Sub lease income	3,492

Net minimum lease payments	¥30,777

Presented below is a schedule of minimum future rentals under operating leases with remaining terms exceeding one year as of March 31, 2004:

	Millions of yen	Translation into millions of U.S. dollars
Year ending March 31	March 31, 2004
2005	¥5,963	$57
2006	4,895	47
2007	4,290	41
2008	3,904	38
2009	3,498	34
2010 and thereafter	10,446	100

Total minimum lease payments	32,996	317
Sub lease income	2,139	21

Net minimum lease payments	¥30,857	$296

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility, and tax increases.

Guarantees—

In November 2002, the FASB issued FIN No. 45. FIN No. 45 specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued or amended after December 31, 2002. The disclosure provisions were effective with Nomura’s year ended March 31, 2003.

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, Nomura enters into certain derivative contracts that meet the FIN No. 45 definition of guarantees. FIN No. 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. These derivative contracts include certain written options and credit default swaps. Because Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed information about derivative contracts that could meet the FIN No. 45 definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura does not monitor its risk exposure to such derivative contracts based on notional amounts, rather Nomura manages its risk exposure on a fair value basis. Overall risk limits have been established and the extent of risk exposure is routinely monitored against these limits. Nomura believes the notional amounts generally overstate its risk exposure.

The following table sets forth information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2003 and 2004:

	Millions of yen				Translation into millions of U.S. dollars
	March 31
	2003		2004
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts	¥193,140	¥6,898,950	¥320,887	¥10,962,532	$3,080	$105,227
Standby letters of credit and other guarantees	11	49,449	75	29,424	0	282

The following table sets forth expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of March 31, 2004:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥320,887	¥10,962,532	¥4,140,452	¥2,367,666	¥1,776,000	¥2,678,414
Standby letters of credit and other guarantees(1)	75	29,424	26,492	407	424	2,101

(1)	There was no collateral held in connection with standby letters of credit and other guarantees as of March 31, 2004.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Translation into million of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$3,080	$105,227	$39,743	$22,727	$17,047	$25,710
Standby letters of credit and other guarantees	0	282	254	4	4	20

Litigation—

In the normal course of its business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the financial statements.

18. Segment information:

Operating segments—

Nomura reports its results in three distinct core segments: Domestic Retail, Global Wholesale, and Asset Management. Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•	The impact of unrealized gains/losses on long-term investments in equity securities held for relationship purposes, which under U.S. GAAP is included in net income, is excluded from segment information.

•	Investments in the NPF investments are treated as private equity positions for management reporting purposes, as management views these entities not as operating subsidiaries but as investments held for ultimate sale and the realization of capital gains. Any changes in management’s estimate of fair value of these investments are included in the non-interest revenue line under Global Wholesale. For substantially all of the NPF investments through the years ended March 31, 2003 and 2004, these investments were not carried at fair value, but were accounted for either as equity method investees or as consolidated subsidiaries under U.S. GAAP. The impact of consolidating these investments, including the elimination impact under U.S. GAAP, is excluded from the segment information and described in the reconciliation table.

Revenues and expenses directly associated with each business segment are included in determining their operating results. Revenues and expenses that are not directly attributable to a particular segment are allocated to each business segment or included in “Other” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business segments’ results for the years ended March 31, 2003 and 2004 are shown in the following table. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Year ended March 31, 2003
Non-interest revenue	¥246,938	¥196,675	¥34,828	¥(2,966)	¥475,475
Net interest revenue	2,313	101,794	2,232	20,939	127,278

Net revenue	249,251	298,469	37,060	17,973	602,753
Non-interest expenses	213,562	207,436	33,866	58,678	513,542

Income (loss) before income taxes	¥35,689	¥91,033	¥3,194	¥(40,705)	¥89,211

Year ended March 31, 2004
Non-interest revenue	¥304,035	¥290,845	¥34,300	¥(83)	¥629,097
Net interest revenue	1,722	74,891	1,657	22,156	100,426

Net revenue	305,757	365,736	35,957	22,073	729,523
Non-interest expenses	226,213	227,227	37,004	13,574	504,018

Income (loss) before income taxes	¥79,544	¥138,509	¥(1,047)	¥8,499	¥225,505

	Translation into millions of U.S. dollars
Year ended March 31, 2004
Non-interest revenue	$2,919	$2,792	$329	$(1)	$6,039
Net interest revenue	16	719	16	213	964

Net revenue	2,935	3,511	345	212	7,003
Non-interest expenses	2,171	2,182	355	130	4,838

Income (loss) before income taxes	$764	$1,329	$(10)	$82	$2,165

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2004
Gain/(loss) on undesignated hedging instruments included in Net gain on trading	¥2,065	¥(12,544)	$(120)
(Loss)/gain on investment securities	(561)	1,590	15
Equity in (losses)/earnings of affiliates	(3,842)	8,514	82
Corporate items	(9,356)	(10,666)	(102)
Impairment loss on investment in an affiliated company	(21,165)	—	—
Impairment loss on long-lived assets	(305)	(66)	(1)
Others	(7,541)	21,671	208

Total	¥(40,705)	¥8,499	$82

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue and income before income taxes and cumulative effect of accounting change in the consolidated income statements.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2004
Net revenue	¥602,753	¥729,523	$7,003
Unrealized (loss)/gain on investments in equity securities held for relationship purpose	(43,017)	54,729	525
Effect of consolidation/deconsolidation of private equity investee companies	6,538	18,851	181

Consolidated net revenue	¥566,274	¥803,103	$7,709

Income before income taxes	¥89,211	¥225,505	$2,165
Unrealized (loss)/gain on investments in equity securities held for relationship purpose	(43,017)	54,729	525
Effect of consolidation/deconsolidation of private equity investee companies	1,215	2,442	23

Consolidated income before income taxes and cumulative effect of accounting change	¥47,409	¥282,676	$2,713

Geographic Information—

In general, Nomura’s identifiable assets, revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding globalization of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents a geographic allocation of net revenue and income (loss) before income taxes and cumulative effect of accounting change from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively.

	Millions of yen		Translation into millions of U.S. dollars
	Year ended March 31
	2003	2004	2004
Net revenue:
Americas	¥58,019	¥56,514	$543
Europe	47,872	57,751	554
Asia and Oceania	8,902	14,814	142

Sub-total	114,793	129,079	1,239
Japan	451,481	674,024	6,470

Consolidated	¥566,274	¥803,103	$7,709

Income (loss) before income taxes and cumulative effect of accounting change:
Americas	¥14,851	¥1,015	$10
Europe	(34,314)	(13,162)	(126)
Asia and Oceania	(10,026)	(5,809)	(56)

Sub-total	(29,489)	(17,956)	(172)
Japan	76,898	300,632	2,885

Consolidated	¥47,409	¥282,676	$2,713

	Millions of yen		Translation into millions of U.S. dollars
	March 31
	2003	2004	2004
Long-lived assets:
Americas	¥9,938	¥5,493	$53
Europe	38,451	41,042	394
Asia and Oceania	1,630	2,197	21

Sub-total	50,019	48,732	468
Japan	145,134	156,951	1,506

Consolidated	¥195,153	¥205,683	$1,974

There is no revenue greater than 10% of total revenue derived from transactions with a single external customer for the years ended March 31, 2003 and 2004.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Subsequent events:

None

(2) Other

None.

2. Stand-alone Financial Statements

(1)	Stand-alone Financial Statements

1. Balance Sheet

		99th Fiscal Year March 31, 2003		100th Fiscal Year March 31, 2004
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(ASSETS)
Current Assets
Cash and time deposits		11,239		1,973
Receivable from customers and others		124		—
Short-term loans receivable	*6	578,420		708,516
Advance payments to customers and others		669		510
Accounts receivable	*6	42,691		67,781
Accrued income		10,144		11,946
Deferred tax assets		9,260		1,957
Other current assets		612		189
Allowance for doubtful accounts		(712)		(1)

Total Current Assets		652,450	30.8	792,874	32.1
Fixed Assets
Tangible fixed assets	*1	43,518		40,512
Buildings		14,341		14,406
Furniture & fixtures		19,443		17,266
Land		9,732		8,839
Intangible assets		66,494		68,861
Leasehold		0		0
Software		66,493		68,860
Investments and others		1,358,650		1,567,470
Investment securities	*2	129,853		170,928
Investments in subsidiaries and affiliates (at cost)		1,096,164		1,106,513
Investments in partnerships		921		836
Investments in affiliated partnerships		418		738
Long-term loans receivable from subsidiaries and affiliates		—		173,147
Long-term guarantee deposits	*6	54,187		51,718
Long-term prepaid expenses		394		373
Deferred tax assets		61,326		41,313
Other investments		15,386		21,933
Allowance for doubtful accounts		(1)		(34)

Total Fixed Assets		1,468,663	69.2	1,676,844	67.9

TOTAL ASSETS		2,121,113	100.0	2,469,719	100.0

		99th Fiscal Year March 31, 2003		100th Fiscal Year March 31, 2004
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
(LIABILITIES)
Current Liabilities
Short-term borrowings	*6	101,500		276,000
Bond with maturity of less than one year		—		2,631
Deposits received		99		73
Accounts payable		18,005		15,792
Accrued expenses		3,126		3,946
Collaterals received	*6	131,677		107,838
Accrued income taxes		1,596		63,304
Accrued bonuses for employees		16		18
Other current liabilities		230		230

Total Current Liabilities		256,253	12.1	469,835	19.0
Long-term liabilities
Bonds payable		122,631		190,000
Long-term borrowings		399,500		439,500
Other long-term liabilities		693		3,378

Total Long-term liabilities		522,824	24.6	632,878	25.6

TOTAL LIABILITIES		779,077	36.7	1,102,713	44.6

(SHAREHOLDERS’ EQUITY)
Common stock	*4	182,799	8.6	182,799	7.4
Capital reserves
Additional paid-in capital		112,504		112,504
Other capital reserves		—		1,807
Premium over acquisition cost of treasury stock sold		—		1,807

Total capital reserves		112,504	5.3	114,311	4.6
Earned surplus
Earned surplus reserve		81,858		81,858
Voluntary reserve		990,041		950,038
Reserve for specified fixed assets		41		38
General reserve		990,000		950,000
(Accumulated deficit) unappropriated retained earnings		(5,969)		23,412

Total earned surplus		1,065,929	50.3	1,055,308	42.7
Net unrealized gain on investments		14,211	0.7	45,859	1.9
Treasury stock	*5	(33,409)	(1.6)	(31,273)	(1.2)

TOTAL SHAREHOLDERS’ EQUITY		1,342,035	63.3	1,367,005	55.4

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,121,113	100.0	2,469,719	100.0

2. Income Statement

		99th Fiscal Year from April 1, 2002 to March 31, 2003		100th Fiscal Year from April 1, 2003 to March 31, 2004
	Notes	Amount (Millions of yen)	(%)	Amount (Millions of yen)	(%)
Operating revenue
Property and equipment fee revenue	*1	60,901		63,006
Rent revenue	*2	30,796		29,971
Royalty on trademark	*3	5,177		6,998
Dividend from subsidiaries and affiliates		—		29,533
Others	*4	5,355		5,831
Interest income		403		—

Total operating revenue	*8	102,633	100.0	135,341	100.0
Operating expenses
Compensation and benefits		605		1,650
Rental and maintenance	*5	34,151		34,302
Data processing and office supplies	*6	21,844		20,567
Depreciation and amortization		24,080		26,480
Taxes		697		396
Others	*7	7,559		8,021
Interest expenses		3,657		4,476

Total operating expenses	*8	92,596	90.2	95,895	70.9

Operating income		10,036	9.8	39,446	29.1

Non-operating income
Dividends received		1,970		1,009
Others		1,854		1,635

Total non-operating income	*8	3,824	3.7	2,644	2.0
Non-operating expenses
Loss on sales of fixed assets		1,614		1,500
Bond issue expense		529		351
Others		975		790

Total non-operating expenses	*8	3,119	3.0	2,642	2.0

Ordinary income		10,742	10.5	39,448	29.1

Special profits
Gain on sales of investment securities		16,498		5,095
Reversal of allowance for doubtful accounts		—		678

Total special profits		16,498	16.0	5,773	4.3
Special losses
Loss on sales of investment securities		3,389		1,926
Loss on devaluation of investment securities		11,167		1,721
Loss on devaluation of investments in affiliates		30,216		1,419

Total special losses		44,773	43.6	5,067	3.7

(Loss) income before income taxes		(17,531)	(17.1)	40,155	29.7

Income taxes—current		(39,527)	(38.5)	1,859	1.4

Income taxes—deferred		34,821	33.9	4,920	3.6

Net (loss) income		(12,825)	(12.5)	33,374	24.7

Unappropriated retained earnings brought forward		6,855		4,606

Interim dividend		—		14,569

(Accumulated deficit) unappropriated retained earnings		(5,969)		23,412

3. Appropriation of Unconsolidated Retained Earnings

		99th Fiscal Year		100th Fiscal Year
Date Approved at General Shareholders’ Meeting		June 26, 2003		—
Date Approved at Board of Directors’ Meeting		—		May 18, 2004

	Notes	Amount (Millions of yen)		Amount (Millions of yen)
(Accumulated deficit) unappropriated retained earnings			(5,969)		23,412
Reversal of voluntary reserves
Reversal of general reserve		40,000		—
Reversal of reserve for specified fixed assets		3	40,003	5	5

Total			34,033		23,417

Appropriation
Cash dividends	*1	29,116		14,568
Directors’ bonuses		310	29,426	—	14,568

Unappropriated retained earnings to be carried forward			4,606		8,849

* 1	15 yen per share for the year ended March 31, 2003.
7.5 yen per share for the year ended March 31, 2004. Interim dividend of 14,569 million yen (7.5 yen per share) has been paid out for the year ended March 31, 2004.

[Significant Accounting Policies]

99th Fiscal Year	100th Fiscal Year

1. Basis and Methods of Valuation for Financial Instruments

(1) Other securities

a. Securities with market value

Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “shareholders’ equity” on the balance sheet.

b. Securities with no market value

Recorded at cost using the moving average method or amortized cost.

1. Basis and Methods of Valuation for Financial Instruments (1) Other securities (Same as left)

(2) Stocks of subsidiaries and affiliates Recorded at cost using the moving average method.	(2) Stocks of subsidiaries and affiliates (Same as left)

2. Depreciation and Amortization

(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

The estimated useful lives are generally as follows:

Buildings                         15 - 50 years

Furniture & fixtures          3 - 6 years

2. Depreciation and Amortization (1) Depreciation of tangible fixed assets (Same as left)

(2) Amortization of intangible assets

Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.

The useful lives of software were based on those determined internally.

(2) Amortization of intangible assets (Same as left)

3. Translation of Assets and Liabilities Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the income statement.

3. Translation of Assets and Liabilities Denominated in Foreign Currencies (Same as left)

4. Provisions

(1) Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

4. Provisions (1) Allowance for doubtful accounts (Same as left)

(2) Accrued bonuses To prepare for payments of bonuses to employees, the estimated amount was recorded in accordance with the prescribed calculation method.	(2) Reserve for bonus payment (Same as left)

99th Fiscal Year	100th Fiscal Year

5. Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

5. Leasing Transactions (Same as left)

6. Hedging Activities

(1) Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

6. Hedging Activities (1) Hedge accounting (Same as left)

(2) Hedging instruments and hedged item The Company utilizes derivative contracts such as interest rate swaps to hedge the interest risk on bonds that the Company issued.	(2) Hedging instruments and hedged item (Same as left)

(3) Hedging policy As a general rule, the interest risk on bonds is fully hedged until maturity.	(3) Hedging policy (Same as left)

(4) Valuating the validity of hedging instruments The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.	(4) Valuating the validity of hedging instruments (Same as left)

7. Other Important Items as Basis of Financial Statements (1) Accounting for consumption taxes Consumption taxes are accounted for based on the tax exclusion method.	7. Other Important Items as Basis of Financial Statements (1) Accounting for consumption taxes (Same as left)

(2) Application of consolidated tax return system The Company applies consolidated tax return system from the year ended March 31, 2003.	(2) Application of consolidated tax return system The Company applies consolidated tax return system.

(3) Balance sheet

The breakdown of shareholders’ equity is reclassified according to the amendment of “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements”. Additional paid-in capital has become an item of capital reserves; and earned surplus reserve, voluntary reserve, and accumulated deficit have become breakdown of earned surplus.

(4) Accounting standard for treasury stocks and reversing legal reserves

The Company adopted “ Accounting Standard for Treasury Stocks and Reversing Legal Reserves” (the Accounting Standards Board of Japan (the “ASBJ”), Financial Accounting Standard No. 1, February 21, 2002) from the year ended March 31, 2003. There is no effect on income/loss by adopting the standard.

99th Fiscal Year	100th Fiscal Year

(5) Accounting standard for earnings per share

The Company adopted “Accounting Standard for Earnings per Share” (the ASBJ, Financial Accounting Standard No. 2, September 25, 2002) and “Implementation Guidance for Accounting Standard for Earnings per Share” (the ASBJ, Financial Accounting Standards Implementation Guidance No. 4, September 25, 2002) from the year ended March 31, 2003.

The effects of adopting the standard above is noted on “Information on Per Share Data” of Notes to the Financial Statements.

[Change in Representation]

99th Fiscal Year	100th Fiscal Year
—

(Current Assets)

“Receivable from customers and others” (100 million yen as of March 31, 2004), which was presented as an independent account, is included in “Other current assets” as the amount has become insignificant.

(Operating Revenue)

Dividend from subsidiaries and affiliates (78 million yen for the year ended March 31, 2003) which was included in “Others”, is presented as an independent account as the amount exceeded 10% of the total operating revenue.

Interest income (0 million yen for the year ended March 31, 2004) is included in “Others”.

[Additional Information]

99th Fiscal Year	100th Fiscal Year
(Operating expenses) The expense items, which had been breakdown of selling, general and administrative expenses in the previous year, are reclassified to breakdown of operating expenses to present the results of the holding company more explicitly.	—

[Notes to the Financial Statements]

(Balance Sheets)

99th Fiscal Year		100th Fiscal Year
*1. Accumulated depreciation on tangible fixed assets:		*1. Accumulated depreciation on tangible fixed assets:
Buildings Furniture & fixtures	21,113 (mil. Yen) 41,897	Buildings Furniture & fixtures	21,888 (mil. Yen) 42,551

Total	63,010	Total	64,439

*2. Securities deposited The Company loaned investment securities with a market value of 130,276 mil. Yen based on consumption loan contracts.		*2. Securities deposited The Company loaned investment securities with a market value of ¥111,099 mil. Yen based on consumption loan contracts.

  3. Financial guarantee (Note 1)

Principal and coupons of 408,200 mil. Yen bonds issued by the Nomura Securities Co., Ltd.

408,200 mil. Yen

Commercial Paper with face value of 65,000 thousand EURO issued by Nomura International plc and swap transactions worth 209,507 thousand USD executed by Nomura International plc

33,621 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of 1,380,000 thousand USD, 440,000 thousand EURO, and 136,950 mil. Yen

359,951 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of 153,500 thousand USD, 178,000 thousand EURO, 10,000 thousand AUD, and 669,019 mil. Yen

711,302 mil. Yen (Note 2)

Swap transactions worth 392,337 thousand USD executed by Nomura Global Financial Products Inc.

47,159 mil. Yen (Note 2)

Swap transactions worth 21,604 thousand USD executed by Nomura Securities (Bermuda) Ltd.

2,596 mil. Yen (Note 2)

(Notes)1  In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2. Includes co-guarantee with the Nomura Securities Co., Ltd.

  3. Financial guarantee (Note 1)

Principal and coupons of 358,200 mil. Yen bonds issued by the Nomura Securities Co., Ltd.

358,200 mil. Yen

Commercial Paper with face value of 150,000 thousand USD issued by Nomura International plc and swap transactions worth 255,466 thousand USD executed by Nomura International plc

42,853 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Global Funding plc with face value of 838,000 thousand USD, 370,000 thousand EURO, and 120,950 mil. Yen

257,203 mil. Yen (Note 2)

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. with face value of 412,000 thousand USD, 33,500 thousand EURO, 50,500 thousand AUD, and 862,363 mil. Yen

914,251 mil. Yen (Note 2)

Swap transactions worth 251,465 thousand USD executed by Nomura Global Financial Products Inc.

26,577 mil. Yen (Note 2)

(Notes)1  In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2. Includes co-guarantee with the Nomura Securities Co., Ltd.

99th Fiscal Year	100th Fiscal Year
*4 Common Stock Authorized number of shares: 6,000,000,000 common stocks Number of shares issued: 1,965,919,860 common stocks	*4 Common Stock Authorized number of shares: 6,000,000,000 common stocks Number of shares issued: 1,965,919,860 common stocks

*5 Treasury Stocks 24,800,939 common stocks	*5 Treasury Stocks 23,508,413 common stocks

*6 Balance with Subsidiaries and Affiliates

Major balances with subsidiaries and affiliates are as follows:

Short-term loans receivable - 578,420(mil. Yen)

Accounts receivable - 28,465

Long-term guarantee deposits - 49,541

Short-term borrowings - 101,500

Deposits received - 131,677

*6 Balance with Subsidiaries and Affiliates

Major balances with subsidiaries and affiliates are as follows:

Short-term loans receivable - 708,516 (mil. Yen)

Accounts receivable - 67,781

Long-term guarantee deposits - 47,625

Short-term borrowings - 276,000

Deposits received - 107,838

  7 Amounts to be excluded from distributable earnings

The amount that was excluded from the calculation of distributable earnings as of March 31, 2003 as determined by Item 3 of Article 124 of the Enforcement Regulations of Commercial Law was 14,211 mil. Yen.

  7 Amounts to be excluded from distributable earnings

The amount that was excluded from the calculation of distributable earnings as of March 31, 2004 as determined by Item 3 of Article 124 of the Enforcement Regulations of Commercial Law was 45,859 mil. Yen.

(Statements of Income)

99th Fiscal Year			100th Fiscal Year

*1	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on leasing furniture, fixtures and software.		*1	(Same as left)

*2	“Rent revenue” consists of revenue mainly from Nomura Securities Co., Ltd., a subsidiary of the Company, on renting office accommodation.		*2	(Same as left)

*3	“Royalty on trademark” consists of revenue from Nomura Securities Co., Ltd., a subsidiary of the Company, on the use of the Company’s trademark.		*3	(Same as left)

*4	“Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd., a subsidiary of the Company.		*4	(Same as left)

*5	Breakdown of Rental and maintenance		*5	Breakdown of Rental and maintenance
	Real estate	28,840 (mil. Yen)		Real estate	28,074 (mil. Yen)
	Furniture and fixtures	5,310		Furniture and fixtures	6,227
	Total	34,151		Total	34,302

*6	Breakdown of Data processing and office supplies		*6	Breakdown of Data processing and office supplies
	Data processing	21,843 (mil. Yen)		Data processing	20,566 (mil. Yen.)
	Office supplies	0		Office supplies	1
	Total	21,844		Total	20,567

*7	Breakdown of Others		*7	Breakdown of Others
	Communication and transportation	4,119 (mil. Yen)		Communication and transportation	4,117 (mil. Yen)
	Training and data	1,864		Training and data	2,125
	Water and electricity	751		Water and electricity	766
	Others	823		Others	1,012
	Total	7,559		Total	8,021

*8

Balance with Subsidiaries and Affiliates

Operating revenue from subsidiaries and affiliates: 102,022(mil. Yen)

Non-operating income from subsidiaries and affiliates:
28(mil. Yen)

Operating expenses to subsidiaries and affiliates:
46,879(mil. Yen)

Non-operating expenses to subsidiaries and affiliates:
849 (mil. Yen)

			*8

Balance with Subsidiaries and Affiliates

Operating revenue from subsidiaries and affiliates: 135,235 (mil. Yen)

Operating expenses to subsidiaries and affiliates:
47,585 (mil. Yen)

Non-operating expenses to subsidiaries and affiliates:
720 (mil. Yen)

(Leasing Transactions)

99th Fiscal Year				100th Fiscal Year

1.	Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:			1.	Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are as follows:

	(1)	Acquisition cost of the leased property, accumulated depreciation and the year-end balance (See Note below.)			(1)	Acquisition cost of the leased property, accumulated depreciation and the year-end balance (See Note below.)
			Furniture and fixtures				Furniture and fixtures
		Acquisition cost	3,852 (mil. Yen)			Acquisition cost	4,805 (mil. Yen)
		Accumulated depreciation	2,630			Accumulated depreciation	3,057
		Year-end balance	1,222			Year-end balance	1,747

	(2)	Closing balance of the obligation under capital lease (See Note below.)			(2)	Closing balance of the obligation under capital lease (See Note below.)
		One year or less	653 (mil. Yen)			One year or less	896 (mil. Yen)
		More than one year	568			More than one year	851
		Total	1,222			Total	1,747

	(3)	Lease payments and depreciation expense			(3)	Lease payments and depreciation expense
		Lease payments	1,197 (mil. Yen)			Lease payments	1,455 (mil. Yen)
		Depreciation expense	1,197 (mil. Yen)			Depreciation expense	1,455 (mil. Yen)

	(4)	The method of calculating the depreciation expense The amount equivalent to the depreciation expense is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.			(4)

The method of calculating the depreciation expense

The amount equivalent to the depreciation expense is calculated by straight-line method, the useful life being the lease period and no (zero) salvage value.

(Notes)		The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets was low.		(Notes)		The acquisition cost and the closing balance are calculated by the interest inclusion method in accordance with the regulations of Item 2, Article 8-6 of the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” because their percentage against the year-end balance of tangible fixed assets was low.

(Securities Held)

(1) Bonds Held to Maturity

None.

(2) Stocks of Subsidiaries and Affiliates with Market Value

	99th Fiscal Year			100th Fiscal Year
	Book Value (mil. Yen.)	Market Value (mil. Yen.)	Difference (mil. Yen.)	Book Value (mil. Yen.)	Market Value (mil. Yen.)	Difference (mil. Yen.)
Subsidiaries	—	—	—	—	—	—
Affiliates	45,785	57,203	11,418	45,785	130,954	85,169

(3) Investment Securities with Market Value

	99th Fiscal Year			100th Fiscal Year
	Cost (mil. Yen.)	Book Value (mil. Yen.)	Difference (mil. Yen.)	Cost (mil. Yen.)	Book Value (mil. Yen.)	Difference (mil. Yen.)
Securities whose book value exceeds cost
Equities	24,409	52,972	28,563	48,687	126,762	78,074
Bonds	—	—	—	—	—	—
Others	1,330	1,385	54	5,330	5,757	426
Subtotal	25,740	54,358	28,617	54,018	132,520	78,501
Securities whose book value does not exceed cost
Equities	40,625	35,424	(5,200)	7,892	7,230	(662)
Bonds	—	—	—	—	—	—
Others	—	—	—	4,000	3,934	(65)
Subtotal	40,625	35,424	(5,200)	11,892	11,165	(727)
Total	66,365	89,782	23,416	65,911	143,685	77,774

(4) Investment Securities without Market Value (except those referred in (1) above)

	99th Fiscal Year	100th Fiscal Year
	Book Value (mil. Yen.)	Book Value (mil. Yen.)
Bonds Held to Maturity	—	—
Investment Securities	40,070	27,243
Recorded as Fixed Asset	40,070	27,243
Equities (Unlisted equities, etc.)	37,004	25,229
Bonds (Unlisted bonds, etc.)	52	0
Others	3,013	2,014

(Derivative Transactions)

Statement on derivative transactions is omitted as hedge accounting is applied.

(Tax Effect Accounting)

99th Fiscal Year			100th Fiscal Year
1. Breakdown of deferred tax assets and liabilities			1. Breakdown of deferred tax assets and liabilities
Deferred tax assets			Deferred tax assets
Net operating loss	16,467	(mil. Yen)	Net operating loss	13,513	(mil. Yen)
Loss on devaluation of securities	49,215		Loss on devaluation of securities	48,086
Loss on devaluation of fixed assets	11,922		Loss on devaluation of fixed assets	11,346
Others	2,481		Others	2,239
Total deferred tax assets	80,086		Total deferred tax assets	75,185
Deferred tax liabilities			Deferred tax liabilities
Reserve for specified fixed assets	(25)		Reserve for specified fixed assets	(23)
Net unrealized gain on investments	(9,474)		Net unrealized gain on investments	(31,868)
Total deferred tax liabilities	(9,499)		Others	(22)
Net deferred tax assets	70,586		Total deferred tax liabilities	(31,914)
			Net deferred tax assets	43,271
2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application			2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application
Statutory effective tax rate	(44.0)%		Statutory effective tax rate	44.0%
(Adjustments)			(Adjustments)
Reduction of year-end deferred tax assets due to tax rate revision			Permanent differences excluded from revenues	(18.1)
	31.3		Foreign tax exemption	(8.1)
Adjustment to estimated tax amount, etc.	19.6		Reduction of year-end deferred tax assets due to tax rate revision
Permanent differences excluded from expenses				(3.6)
	0.2		Permanent differences excluded from expenses
Permanent differences excluded from revenues				1.1
	(0.5)		Others	1.6
Effect of applying consolidated tax return system	(33.6)		Corporate tax rate after tax effect accounting	16.9
Others	0.1
Corporate tax rate after tax effect accounting	(26.8)

“Law Amending Local Tax Law” was promulgated on March 31, 2003. Under the new law, tax on gross profits will be introduced on corporate business tax from fiscal year starting from April 1. 2004 and thereafter. Within the temporary difference as of March 31, 2003, statutory effective tax rate before amendment is applied to the amount which is expected to dissolve by March 31, 2004; and statutory effective tax rate after amendment is applied to the amount which is expected to dissolve after March 31, 2004. As a result, net deferred tax assets decreased 4,433 mil. Yen; and income taxes—deferred and net unrealized gain on investments increased 4,906 mil. Yen and 473 mil. Yen, respectively.

(Information on Per Share Data)

99th Fiscal Year			100th Fiscal Year
Net asset per share	691.21	Yen	Net asset per share	703.76	Yen

Net loss per share	6.70	Yen	Net profit per share	17.19	Yen

Net profit per share—diluted is not stated as net loss per share is recorded.			Net profit per share—diluted	17.19	Yen

The Company adopted “Accounting Standard for Earnings per Share (the ASBJ, Financial Accounting Standard No. 2, September 25, 2002) and “Implementation Guidance for Accounting Standard for Earnings per Share” (the ASBJ, Financial Accounting Standards Implementation Guidance No. 4, September 25, 2002) from the year ended March 31, 2003.
The net asset per share and net loss per share, if the Company had not adopted the above standard, would be as follows:

Net asset per share	691.37	Yen

Net loss per share	6.54	Yen

(Note) The base data for calculating net (loss) income per share are as follows:

	99th Fiscal Year	100th Fiscal Year
Net (loss) income per share

Net (loss) income (mil. Yen)	(12,825)	33,374

Amount which does not belong to shareholders of common stock (mil. Yen)	310	—
(Directors’ bonuses in appropriation of unconsolidated retained earnings (mil. Yen), included above)	310	—
Net (loss) income which belongs to common stock (mil. Yen)	(13,135)	33,374
Average number of common stock during the fiscal year (thousand shares)	1,958,071	1,940,871

Net income per share—diluted

Adjustment on net income (mil. Yen)	—	—

Increase of common stock (thousand shares)	—	122

(Increase due to stock acquisition right (thousand shares))	—	122

Common stock equivalents which are not included in the net income per share—diluted as they have no dilutive effect		(Warrant) Bond with Subscription Warrant No.1 (Stock Acquisition Right) Stock Acquisition Right No.1 (Resolved on June 26, 2002)

[Significant Subsequent Events]

99th Fiscal Year	100th Fiscal Year
None.	(Same as left)

(3) Others

None.

Report of Independent Auditors

June 26, 2003

The Board of Directors

Nomura Holdings, Inc.

Shin Nihon & Co.

Sadahiko Yoshimura

Certified Public Accountant

Representative and Engagement Partner

Michiyoshi Sakamoto

Certified Public Accountant

Representative and Engagement Partner

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2002 to March 31, 2003 which comprise the consolidated balance sheet, the consolidated statements of income, shareholders’ equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted and applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2003, and the consolidated results of their operations and their cash flows for the consolidated year then ended in conformity with accounting principles generally accepted in the United States of America (refer to Notes 1 to the consolidated financial statements).

Additional Information

As discussed in Notes 2 “Summary of accounting policies—Goodwill, intangible assets and negative goodwill” and Notes 3 “Business combinations” to the consolidated financial statements, from this consolidated fiscal year the Company adopted Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.” As a result of this adoption, in this consolidated fiscal year, the negative goodwill balance of 109,799 million yen as of March 31, 2002 arising from a previous business combination is recognized as a cumulative effect of accounting change in the consolidated statement of income.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

Report of Independent Auditors

June 25, 2004

The Board of Directors

Nomura Holdings, Inc.

Shin Nihon & Co.

Sadahiko Yoshimura

Certified Public Accountant

Representative and Engagement Partner

Michiyoshi Sakamoto

Certified Public Accountant

Representative and Engagement Partner

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for the consolidated fiscal period from April 1, 2003 to March 31, 2004 which comprise the consolidated balance sheet, the consolidated statements of income, shareholders’ equity, comprehensive income and cash flows, and the supplementary consolidated financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These consolidated financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted and applied in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of March 31, 2004, and the consolidated results of their operations and their cash flows for the consolidated year then ended in conformity with accounting principles generally accepted in the United States of America (refer to Notes 1 to the consolidated financial statements).

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

Report of Independent Auditors

June 26, 2003

The Board of Directors

Nomura Holdings, Inc.

Shin Nihon & Co.

Sadahiko Yoshimura

Certified Public Accountant

Representative and Engagement Partner

Michiyoshi Sakamoto

Certified Public Accountant

Representative and Engagement Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 99th fiscal period from April 1, 2002 to March 31, 2003 which comprise the balance sheet, the statements of income and appropriation of retained earnings, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2003, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.

Report of Independent Auditors

June 25, 2004

The Board of Directors

Nomura Holdings, Inc.

Shin Nihon & Co.

Sadahiko Yoshimura

Certified Public Accountant

Representative and Engagement Partner

Michiyoshi Sakamoto

Certified Public Accountant

Representative and Engagement Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial condition” section for its 100th fiscal period from April 1, 2003 to March 31, 2004 which comprise the balance sheet, the statements of income and appropriation of retained earnings, and the supplementary financial schedules pursuant to the audit requirement of the rule specified in the Article 193-2 of Securities and Exchange Law. These financial statements are the responsibility of the Company’s management and our responsibility is to independently express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, assessing the accounting principles used and its application method and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2004, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original report of auditors and the Company (the company submitting securities report) maintains the original report.